Form 10-K, Exhibit 13
GENERAL INSTRUMENT CORP /DE/
filed 1995-03-24
CIK 40656

EXHIBIT 13

       Inside Front Cover


General Instrument Corporation is a world leader in developing technology, systems and product solutions for the interactive delivery of video, voice and data.
        GI is dedicated to deploying leading-edge technology through intensive research and development, high quality, low-cost manufacturing and superior customer service and support.
        Each of GI's three divisions is a market leader in its own right: The GI Communications Division is the world's number-one provider of addressable systems and subscriber terminals for the cable television industry. It is also the pioneer and market leader in satellite television encryption and broadband digital compression technologies, as well as a major player in radio frequency and fiber optic distribution electronics. CommScope, Inc. is a top supplier of both coaxial and fiber optic cable to the cable television industry. The Power Semiconductor Division is a world leader in the sale of power rectifiers and related transient voltage suppression components.

Financial Highlights

Operations Data For The Year Ended December 31

(Dollars in millions, except per share data)

                                                                           1994              1993            1992
Net sales                                                                 $2,036            $1,393           $1,075
      % change                                                                46%               30%              16%
Operating income                                                          $  316            $  188           $   98
      % change                                                                69%               92%              80%
Net interest expense                                                      $  (53)           $  (72)          $ (110)
Income (loss) before income taxes,
      extraordinary item and cumulative
      effect of changes in accounting principles                             258               114              (26)
Net income (loss)                                                            247(1)             91              (53)(2)
Net income (loss) per share (3):
      Primary                                                             $ 2.00(1)         $  .74           $ (.54)(2)
      Fully diluted                                                         1.88(1)            .74             (.54)(2)


Investments
Research and development                                                  $  111            $   74           $   58
Capital expenditures                                                         136                67               37


Balance Sheet Data at December 31
Working capital (negative)                                                $  213            $  (16)          $  (14)
Property, plant and equipment, net                                           344               262              266
Total assets                                                               2,109             1,776            1,727
Long-term debt, including current maturities                                 797               840              989
Stockholders' equity                                                         677               389              291

(1) Includes an income tax benefit of $30, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.
(2) Includes an extraordinary charge of $12, or $.12 per share for the write-off of deferred financing costs in conjunction with the early extinguishment of debt.
(3) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a 100% stock dividend on August 8, 1994. All per share data have been restated for all periods presented to reflect the stock split.


       2&3
Report to Investors

By almost any measure, 1994 was a great year for General Instrument Corporation. Your company posted strong financial results. Revenue increased to $2.0 billion from $1.4 billion last year, a 46% increase, and net income increased 172%, to $247 million from $91 million in 1993. Earnings per share were $2.00 in 1994 compared to $0.74 in 1993, and backlog reached a record $700 million.

        Beyond the financial returns, GI strengthened its leadership position in the development and deployment of digital TV solutions for programmers and network operators. The company also received significant orders for its next generation of analog set-top terminals from network operators seeking to improve consumer features in the analog TV domain. In addition, GI experienced dramatic sales growth in international markets that are utilizing both analog and digital technologies to deliver video, voice and data.

        These accomplishments provide the company with a strong basis upon which to play an integral role in the changing telecommunications industry. That the telecommunications industry is undergoing significant change is without question. As an agent of change through the development of new system and product solutions, General Instrument understands the resulting risks and opportunities and is responding to them every day.

        To better understand the effects of this changing landscape, evidenced by cable industry consolidation, cross-industry competition and technical standards, it is helpful to step back and examine the underlying drivers, both from a market and technology viewpoint.

        The market dynamics underlying the local distribution of video, voice and data result from competition among historically non-competing industries, including cable and long-distance and regional telephone operating companies. Changes in government regulation and the consumer demand for choice are driving the new environment, sparking debate over issues such as evolving regulatory policies, the competitive rules of engagement, potential cross-industry subsidies, network architecture and industry structure and concentration.

        The technical catalyst for change is the transition from analog to digital technology for the delivery of television signals, linking video to voice and data on the digital information highway. GI pioneered digital compression technology that heralded the possibility of 500 channel cable systems.

             Advanced communications are governed by the 1934 Communications Act. As you consider the monumental changes that have occurred in the last 60 years, it is clear that the Act cannot provide adequate incentives for investment, fair competition and growth. Think of the technology and services that we accept as commonplace today that were unimaginable in 1934: satellite communications, digital transmission and fiber optic technology; video-on-demand, video telephony and internet services.

        While Congress failed to pass an updated telecommunications bill in 1994, a pro-competitive version is expected to pass this year. General Instrument is among a number of companies that have testified for a bill that provides a level playing field for our customers while leaving important issues such as technology evolution to the marketplace.

        GI has taken bold and strategic steps to strengthen its position in the midst of this change. We initiated a broad licensing program to infuse our DigiCipherRegistration Mark digital technology throughout the industry to assure open, interoperable systems. We invested in facility expansion to meet global demand. We increased our efforts in developing digital and analog TV solutions for a broad range of network operators. And we expanded our role as a systems integrator in the development of interactive services.

        During 1994, we licensed our DigiCipher digital TV system to Hewlett-Packard Company, Scientific-Atlanta, Inc. and Zenith Electronics Corporation. The success of our licensing program indicates the robustness and viability of the DigiCipher technology. To assure our customers that there will be an adequate supply of DigiCipher components, GI also licensed component manufacturers Motorola, Inc., LSI Logic Corporation, C-Cube Microsystems and SGS-THOMSON Microelectronics, Inc.

        In response to customer demand, GI delivered over 4.7 million set-top terminals and more than 580,000 miles of telecommunication cable during the year. GI has expanded its worldwide manufacturing capacity in set-top terminals, distribution electronics and coaxial cable to meet expanding market opportunities.

        A new direct-to-home digital satellite system was introduced to the market in 1994 in conjunction with PRIMESTAR Partners. General Instrument is the sole supplier of receivers for PRIMESTAR, and by the end of the year GI had shipped more than 400,000 DigiCipher digital consumer receivers. In 1995, GI will deliver the first of its DigiCipher II/MPEG-2 advanced digital cable set-top terminals and satellite receivers.

        Our customers showed strong acceptance of our next-generation analog addressable set-top terminal, the CFT 2200. This terminal, which provides an advanced electronic program guide and other enhanced consumer features, has been ordered in significant quantities by Time Warner, Continental Cablevision, and other major cable network operators.

             Select telephone companies have been granted permission to provide limited video dial tone (VDT) service, providing new market opportunities for GI. In May 1994, General Instrument was selected by Bell Atlantic to be a major supplier in its effort to construct VDT systems.

        A key element in GI's dramatic growth in 1994 was the international market, which accounted for 31% of GI's 1994 sales. GI's international broadband sales grew by 82% from 1993 to 1994.

        This increase in international revenue came from strong sales in Europe, Latin America and the Pacific Rim. GI has successfully modified its domestic systems and products to meet market needs around the globe. Markets outside the U.S. represent over 80% of worldwide television households at cable penetration rates only one fifth that of the U.S. This represents tremendous opportunity for GI in the years ahead.

        GI's Power Semi- conductor Division posted record results in 1994. As an acknowledged world-leading provider of rectifiers and transient voltage suppressors, PSD counts Sony, Samsung, Ford Motor Company, AT&T and other multinational companies among its customers. More than two-thirds of PSD sales are to international customers, with significant market penetration in Europe, Japan and Southeast Asia.

              Whether inter-national or domestic, it is the partnership with our customers that has helped create the solutions for the advanced delivery of superior entertainment and information services. We thank them for their business and rededicate ourselves to meet and exceed their expectations.

        Our employees have helped shape the successes of our past and present. They are bringing even more dedication to our future because that is what is required of all of us. The year ahead is full of challenge and opportunity for your company. Our job as a public company is to provide a return to you, our shareholders. The GI team is focused on improved productivity and profitability and in translating opportunity to even greater success. We look forward to working together to ensure a rich and rewarding 1995 and beyond.

Daniel F. Akerson
Chairman and
Chief Executive Officer

Richard S. Friedland
President and
Chief Operating Officer

PHOTO:  Daniel F. Akerson,
CAPTION:Chairman and
        Chief Executive Officer


CHART: Operating Income
       (Dollars in Millions)


CHART: Total Sales
       (Dollars in Millions)

PHOTO:  Richard S. Friedland
CAPTION:Richard S. Friedland
        President and
        Chief Operating Officer


CHART: Primary Earnings Per Share
       (In Dollars)

CHART: Net Income
       (Dollars in Millions)

Delivering Communication Power
As the leader in digital TV, General Instrument is adapting and integrating its proven technology to deliver new and advanced services.

        General Instrument's leadership only starts with technology. GI offers complete digital compression and transmission systems_from the equipment that encodes and transmits the signal up to the satellite, to the intelligent set-top terminal in the consumer's home and everything in between.

        This report focuses on General Instrument's global leadership in design, installation and systems integration for networks capable of delivering advanced video, voice and data services.

PHOTO: GLOBE

CAPTION:
Global Leadership
General Instrument's technology is in use worldwide, making enriched forms of information and entertainment available to customers around the globe.

LEGEND:
GI Systems and Equipment in Use

DESCRIPTION:
Global Leadership

GI Communications Division
Cable Television Systems
Satellite Television Systems
Wireless Television Systems
Digital Television Systems

CommScope
Coaxial and fiber optic cable for cable television and telecommunications applications delivered to 62 countries around the world.

PSD
Power rectifiers and transient voltage suppressors for use in computer, telecommunications, automotive and consumer equipment delivered to 37 countries around the world.

Partners in Technology Solutions
General Instrument has sharpened its expertise through years of design and implementation of complete entertainment delivery systems for customers around the globe. GI has earned a worldwide reputation for working in partnership with customers to create solutions tailored specifically to their particular needs.

        GI's ability to customize sophisticated network systems is one reason the largest cable network operator in Asia, Wharf Cable in Hong Kong, chose GI as the systems integrator for its premium programming services. General Instrument met the challenge by tailoring its product offering to fit Wharf's unique network topology which consists of a Ku-band microwave distribution network feeding signals to hundreds of individual apartment block cable systems. GI not only developed the distribution hardware, enabling the network to transport the GI-encrypted signal cost-effectively and without distortion, but also managed the integration activities of three other manufacturers that supplied specific system elements. In only 18 months, the network was linked to more than one million homes.

        The international broadband marketplace, where
General Instrument's sales grew by 82 percent in 1994, presents unique customer challenges. By adapting and reconfiguring traditional U.S. architectures, GI addresses the geographic and density constraints that international customers often present. GI is working closely with customers in diverse areas of the world to define their goals and develop architectures, systems and products to meet their evolving requirements.

General Instrument's extensive customizing experience is a competitive advantage no other company can match.

Chart: Growth-International

CAPTION:
GI's International Broadband Sales
(Dollars in Millions)

International markets, where cable television penetration is low and demand for entertainment programming is growing rapidly, present rich opportunities for GI's businesses.

        Photo: Wharf head-end
        Caption:
        GI developed a customized and sophisticated headend system for the largest cable system in Asia, Wharf Cable in
        Hong Kong. GI works
        closely with its
        customers to
        develop systems
        and products.

photo: NYNEX street cabinet

caption:
NYNEX
accesses its
advanced network
through street cabi-
nets in the North West
area of the United
Kingdom. GI is providing
CommScope QRRegistration Mark cable,
headend equipment and
addressable terminals.

Building Networks for Today and Tomorrow
When one of the largest cable franchise holders in the United Kingdom decided to build a network for the North West UK, it selected General Instrument. NYNEX CableComms Limited, a subsidiary of NYNEX, one of the regional bell operating companies, wanted a top-of-the-line system: an advanced interactive and full-service network that is fully upgradable and future-proof. "We sought out General Instrument for its expertise in providing network systems and solutions in cable and advanced services," said Bruce Rabuffo, NYNEX CableComms chief operating officer. "In providing the highest quality service to our customers, we have found GI to be of the utmost value and we have worked effectively together to meet subscribers' requirements in the UK."

        The UK cable industry is investing $10 billion to build new, state-of-the-art, full-service networks. Through its technology and expertise, General Instrument is positioned to assist UK cable operators in providing high-quality and advanced services to customers for years to come.

        GI provides a full suite of products for full-service networks, allowing operators to offer greatly expanded programming and integrated voice, video and data services. GI systems deliver menu-based program guides and personal messages to subscriber television sets. General Instrument's feature-rich, highly functional and upgradable interactive set-top terminals complete the state-of-the-art systems. In addition, GI's CommScope supplies its patented QRRegistration Mark cable for one-stop access and flexibility.

CHART: Telecommunication Cable Shipped
       by CommScope
CAPTION:
Telecommunication Cable Shipped by CommScope
(Thousands of Miles)
Worldwide sales of CommScope's fiber optic and coaxial cable increased by 56% in 1994. CommScope supplied its patented QR(Registration Mark) cable to NYNEX for its advanced network.

Making Digital Television a Reality
When consumers got their first taste of digital satellite television in 1994, their reaction was enthusiastic. And General
Instrument is responding: during the year, GI more than doubled production of its digital satellite consumer receivers for PRIMESTAR Partners, and is now producing 100,000 digital consumer receivers a month. GI's DigiCipher technology not only provides increased channel offerings for PRIMESTAR customers, but also delivers outstanding image clarity and CD-quality digital sound.

        General Instrument's leadership in digital technology dates back to the early '90s and its breakthrough work in high definition television (HDTV).
  A January 1995 New York Times story noted that General Instrument "...turned the HDTV race on its head by offering a fully digital system, something broadcast engineers had considered virtually impossible."

        GI's digital compression technology is the starting point for General Instrument's complete, end-to-end DigiCipher system. Through its advanced compression, access control and encryption, and transmission technologies, the DigiCipher system delivers enriched forms of information and entertainment from programming source to ultimate signal destination.

        GI's work in defining system requirements in conjunction with key digital TV proponents such as Tele-Communications, Inc. has resulted in the development of systems capable of delivering today's programming as well as future interactive services.

        GI is poised for continued success in the digital TV marketplace with its MPEG-2 compatible DigiCipher II satellite and cable system, bringing consumers the vibrant picture, rich sound and advanced features of digital TV.

CHART: Addressable Systems Penetration

CAPTION:
Addressable Systems Penetration (As Percent of Total Subscribers)
The increase in program options offered by cable operators has fueled the growth of addressable systems. General Instrument is the world leader in addressable systems sales.
(Source: Paul Kagan Associates)

PHOTO: Primestar satellite dish

CAPION:
Using GI's DigiCipher system,
PRIMESTAR offers more than 80
channels of digital programming.
By dialing 1-800-PRIMESTAR,
customers can bring satel-
lite digital TV into their
homes without
buying the
equipment.

PHOTO: Ford Motor Company's FORDSTAR
       satellite network

CAPTION:
Ford Motor
Company's
FORDSTAR satellite
network provides dis-
tance learning to 5,000
Ford locations around the
country, using General
Instrument's high-speed com-
pressed digital video technology.

Digitizing the Private Network
Thanks to GI technology, the information superhighway is real at Ford Motor Company. General Instrument provides the network control system for the "FORDS TAR" VSAT satellite network that will link Ford and its 5,000 dealerships in a two-way data and one-way video network. With a 35,000-strong student body of technicians around the country who need continuous training on new vehicle requirements, Ford is dedicated to distance learning.

        "While many of our competitors have networks in place, none sends more than one television signal at a time, none uses high-speed compressed digital video technology, and none is equipped to use interactive voice and data for training and communication," said Tom Wagner, Ford's Vice President of Customer Communications and Satisfaction. "By winning the competition in education, training and communication, we are convinced we can execute the customer satisfaction equation and make increased owner loyalty a reality."

        Microsoft, Target Stores and Wal-Mart also are developing digital television networks with General Instrument technology. These networks provide instantaneous access to company and technology updates and speed the exchange of data, such as customer buying trends and repair records, between company headquarters and remote retail locations.

        General Instrument's private networks offer the competitive edge that companies demand.

CHART: Analog and Digital Channels


CAPTION:
 Analog and Digital Channels
  LEGEND:
      GRAY - VideoCipher Analog Channels
      RED -  DigiCipher Digital Channels

The rapid expansion of digital capacity encoded by DigiCipher, compared to the analog offerings on VideoCipher, demonstrates the interest in increased program offerings made possible by General Instrument's pioneering work in digital compression.

Serving a Strong Analog Market
General Instrument's record earnings in 1994 point to the strength of traditional cable television networks. At the same time that digital technology is emerging, GI's analog product sales continue to flourish.

        In serving a diverse customer base, GI has created a variety of solutions to meet a wide range of customer needs, both digital and analog.

        Recognizing the viability and longevity of analog networks, GI has developed a feature-rich, highly functional advanced analog addressable terminal. The CFT 2200 delivers enhanced messaging, multilingual displays and an interactive program guide. Subscribers use cursor keys to navigate through program offerings. The CFT 2200 also makes possible near-video-on-demand, supporting simultaneous delivery of many pay-per-view movies.

        GI offers a broad analog product line, providing wired and wireless solutions to customers with needs ranging from low-cost, pay-TV security to advanced, interactive, expandable systems.

            Time Warner has made a substantial commitment to the CFT 2200, placing orders in excess of 1.5 million units. Continental Cablevision and and other major cable network operators also have placed significant orders. General Instrument is positioned to profit from its innovative offerings in both the analog and digital TV markets.

CHART: Number of Set-Top Terminals Shipped by GI

CAPION:
Number of Set-Top Terminals Shipped by GI
(Units in Thousands)
In response to customer demand, General Instrument shipped almost 5 million set-top terminals in 1994, adding to its already significant customer base.

PHOTO: The CFT 2200

CAPTION:
GI has developed a feature-rich, highly functional advanced analog addressable terminal.
The CFT 2200 delivers
enhanced messaging, mul-
tilingual displays and an
interactive
program guide.

PHOTO: Power Semiconductor manufacturing facility

CAPTION:
The Power Semiconductor Division is an acknowledged world-class provider of rectifiers and transient voltage suppressors. PSD's manufacturing facilities have achieved ISO9000 quality certification.

Delivering Excellence
General Instrument has built its success on an unwavering commitment to quality - a commitment that impacts every aspect of operations.

        To ensure the highest quality products at the lowest prices, General Instrument knows that its manufacturing facilities must be world class. GI's flagship Taiwan facilities, home to both the GI Communications and Power Semiconductor divisions, are breaking new ground in manufacturing excellence. All GI manufacturing facilities are aggressively pursuing or have already achieved ISO 9000 quality certification. This international merit badge of capability assures our customers of strict standards of quality and productivity.

        As the acknowledged world-class provider of rectifiers and transient voltage suppressors, the Power Semiconductor division counts Sony, Samsung, Ford Motor Company, AT&T and other multinational companies among its customers. In addition to its focus on modern facilities, GI has demonstrated a continuous commitment to its employees and development programs, each year providing more than 35 hours of education per employee. PSD was awarded GI's annual Chairman's Award for Quality in 1994. The PSD team, made up of members from facilities all over the world, was recognized for dramatically improved delivery performance and reduced freight cost.

        Being the best to GI means technological leadership and manufacturing excellence.


CHART: Rectifiers Shipped by PSD

Rectifiers Shipped by PSD
(Units in Millions)
Power rectifying components are used to condition current and voltage and protect electrical circuits from power surges for telecommunications, automotive and consumer applications. From its market leadership position, PSD's sales growth continued at more than twice the industry average.

1994 Financial Index:
Five Year Summary 19
Management's Discussion and Analysis of Financial Condition and Results of Operations 20
Management's Responsibility 26
Independent Auditors' Report 26
Consolidated Statements of Operations 27
Consolidated Balance Sheets 28
Consolidated Statements of Stockholders' Equity 29
Consolidated Statements of Cash Flows 30
Notes to Consolidated Financial Statements 31

                                                                                      Twelve Months
                                                                                      Ended
Five Year Summary                                                                     December 31,                   August 15,
                                                                                      Pro forma for   Ten Months     1990
                                                                                      change in       Ended          Through
                                                         Year Ended December 31,      fiscal year     December 31,   February 28,
        (In millions, except per share data)          1994        1993         1992      1991(1)         1991           1991
        Statements of Operations Data:
        Net sales                                     $2,036     $1,393      $1,075      $  929        $  785          $ 533
        Cost of sales                                  1,404        956         755         668           566            406
        Selling, general and
              administrative                             180        149         137         123           103             69
        Research and development                         111         74          58          57            46             32
        Operating income                                 316        188          98          54            48             13
        Interest expense                                 (54)       (73)       (112)       (125)         (104)           (68)
        Income (loss) before
              extraordinary item and
              cumulative effect of
              changes in accounting
              principles                                 248(2)      90         (41)       (111)          (94)           (58)
        Net income (loss)                             $  247(2)  $   91(3)   $  (53)(4)  $ (111)       $  (94)        $  (58)
        Weighted average shares
              outstanding (5)                            123        122          98          73            73             73
        Primary earnings (loss) per share
              before extraordinary item
              and cumulative effect
              of changes in accounting
              principles (5)                          $ 2.01(2)  $  .74      $ (.42)     $(1.52)       $(1.29)        $ (.79)
        Fully diluted earnings (loss)
              per share before extraordinary
              item and cumulative effect
              of changes in accounting
              principles (5)                            1.89(2)     .74        (.42)      (1.52)       (1.29)           (.79)

                                                                    December 31,                February 28,
                                                      1994         1993       1992        1991         1991
        Balance Sheet Data (at end of periods):
        Working capital (negative)                  $  213       $  (16)     $  (14)     $(150)      $  (51)
        Property, plant and equipment, net             344          262         266        286          310
        Total assets                                 2,109        1,776       1,727        1,783      1,941
        Long-term debt, including current maturities   797          840         989        1,254      1,353
        Other non-current liabilities                  187          209         138          171        191
        Redeemable securities                            _           _           _             4          4
        Stockholders' equity                           677          389         291           27        121

  (1) The pro forma statement of operations data for the twelve months ended December 31, 1991 was derived from historical statements of operations of the Company adjusted to give effect to the change in fiscal year end from the last day of February to December 31st.
  (2) Includes an income tax benefit of $30, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.
  (3) Includes a cumulative effect credit of approximately $10 and a cumulative effect charge of approximately $10 to reflect the adoption of Financial Accounting Standards Board Statements No. 109, Accounting for Income Taxes and No. 106, Employers' Accounting for Postretirement Benefits other than Pensions, respectively.
  (4) Includes a $12 extraordinary charge for the write-off of deferred financing costs in conjunction with the early extinguishment of debt.
  (5) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a 100% stock dividend on August 8, 1994. All share and per share data have been restated for all periods presented to reflect the stock split.

        Management's Discussion and Analysis of Financial Condition and Results of Operations
        (Dollars in millions)

                                                   Year Ended December 31,
                                                1994          1993        1992
        Segment Information:
        Net Sales
               Broadband Communications       $1,720        $1,125      $  844
               Power Semiconductor               316           268         231
               Total                          $2,036        $1,393      $1,075




Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993

        Net Sales. Net sales for the year ended December 31, 1994, were $2,036 compared to $1,393 for the year ended December 31, 1993, an increase of $643, or 46%. This increase reflects continued higher sales volumes in both the Broadband Communications and Power Semiconductor segments, partially offset by a decline in selling prices of certain products. Broadband Communications' sales increased $595, or 53%, to $1,720 in 1994, primarily as a result of increased sales volume of analog addressable systems, distribution electronics and CommScope cable products. This higher sales volume reflects increased investment in infrastructure by major cable television operators in the United States as well as the deployment of new cable television systems in international markets. International sales of cable television electronics and CommScope cables increased 75% for the year ended December 31, 1994 in comparison to 1993. In addition, sales of DigiCipher digital compression products represented in excess of 30% of the Broadband Communications sales increase. Sales of DigiCipher digital compression products in 1994 represented the start of the second stage of the commercialization of digital broadband systems, during which satellite programmers, cable operators and other network providers will begin to deploy digital terminals in their subscribers' homes in order to take advantage of the enhanced capabilities of digital networks. This stage began with the satellite market during the second quarter of 1994, when GI began shipping its first generation
DigiCipher I consumer receivers to PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market. See "New Technologies; Digital Products" below. During 1994, the Company continued sales of VideoCipher RS(TM) analog satellite receiver consumer modules to persons who had been receiving without authorization (or "pirating") the commercial satellite programming data signals. In 1994, these sales declined to minimal levels as expected. However, shipments of VideoCipher RS analog satellite receiver consumer modules for new owners of C-band satellite dishes increased in 1994 over 1993. The Company expects sales opportunities to potential new owners of C-band satellite dishes to continue through the first quarter of 1995
(although there can be no assurance as to the amount of those sales), and to decline, perhaps substantially, thereafter.

        Power Semiconductor sales increased $48, or 18%, in 1994 in comparison to 1993. This increase reflects higher sales volumes to all major end user product markets in which Power Semiconductor products are incorporated, partially offset by a decline in selling prices of certain products. The most significant sales volume increases were in the sales of discrete power rectifying and transient voltage suppression components to be incorporated in computers, consumer electronics, automotive and telecommunications products. International sales increased $35, or 18% to $224 for the year ended December 31, 1994 in comparison to 1993.

        Gross Profit (Net sales less cost of sales). Gross profit increased $197, or 45%, to $633 in 1994 from $436 in 1993, and was approximately 31% of sales in each period. Broadband Communications segment gross profit increased 49% over 1993 and was approximately 31% of sales in each period. Broadband Communications gross profit and gross profit margin were positively affected by: the 53% increase in sales discussed above; reduced material costs because of higher volume purchasing; and improved per unit labor and overhead costs resulting from increased production. These positive effects were partially offset by the shift in product mix to DigiCipher digital compression products, which initially carry lower margins. Power Semiconductor gross profit increased 28% from 1993 to 1994 and increased as a percentage of sales to 34% in 1994 from 31% in 1993, primarily as a result of the 18% increase in sales discussed above, and improved per unit labor and overhead costs resulting from increased production volumes, partially offset by decreased selling prices of certain products.

        Selling, General and Administrative. Selling, general and administrative ("SG&A") expense increased $30, or 20%, in 1994 in comparison to 1993, and decreased as a percentage of sales to 9% in 1994 from 11% in 1993. The increase in SG&A expense was principally attributable to increased

(Dollars in millions)

marketing and selling expenditures,which contributed to the higher sales volumes discussed above. The Company has been increasing its sales force, field support and marketing activities to take advantage of increased growth opportunities in international cable and satellite television and worldwide telecommunications markets. SG&A expense in 1993 also included a charge of approximately $6 to provide for costs to be incurred in conjunction with the combining of the Company's former Jerrold Communications and VideoCipher divisions into the GI Communications Division.

        Research and Development. Research and development expense increased $37, or 51%, to $111 in 1994 from $74 in 1993, and was approximately 5% of sales in each period. The Company's efforts are focused on: continued development of the next generation of cable terminals, which incorporate digital compression and multimedia capabilities; development of enhanced addressable analog terminals; advanced digital systems for cable and satellite television distribution; and product development through strategic alliances. Emerging research and development activities include broadband telephony products and interactive multimedia technologies for broadband networks.

        Operating Income. Operating income increased by $128, or 69%, to $316 in 1994 from $188 in 1993.

        Other Income (Expense). Other income (expense) for the year ended December 31, 1994 consisted primarily of a charge related to the write-down of non-operating real estate.

        Other income (expense) for the year ended December 31, 1993 included a net gain on the sale of a portion of a partnership interest in an affiliate and equity in losses of this unconsolidated affiliate. Also included was a $7 charge related to the write-down of a facility which was principally offset by a gain on the settlement of a lawsuit with regard to patent infringements.

        Interest Expense. Interest expense declined $19 to $54 in 1994 from $73 in 1993. The decline was due primarily to lower interest rates which were principally attributable to the June 1993 debt restructuring and the July 1994 amendment and restatement of the senior bank credit agreement of General Instrument Corporation of Delaware ("GIDelaware"), the Company's principal operating subsidiary. See "Liquidity and Capital Resources" below.

        Gain (Loss) From Divestiture Businesses and Assets. During the year ended December 31, 1994, the Company recognized a net loss of $3 which was principally comprised of a $4 charge related to a settlement of certain legal matters associated with a former divestiture business, partially offset by gains on the sale of certain real estate holdings and other divestiture assets. Charges related to the carrying costs associated with divestiture assets (principally real estate) were not significant.

        During 1993, the Company substantially completed its divestiture program with the sale of its Wagering Group for an amount that approximated net book value. During the year ended December 31, 1993, the Company recognized a net gain of $0.3 which was comprised of $4 in gains on the settlement of an action related to the Company's divested Defense Systems business, offset by charges related to changes in the estimated amount of divestiture liabilities retained and carrying costs associated with the remaining divestiture assets (principally real estate). Carrying costs attributable to real estate held for sale were not significant.

        Income Taxes. Income taxes decreased $14 in 1994 from 1993 due primarily to the recognition of an income tax benefit of $30 as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets. This benefit was partially offset by increased taxes on higher foreign sourced income. Additionally, it is anticipated that the Company's effective income tax rates for 1995 will increase in comparison to 1994 and 1993. See Note 6 to the consolidated financial statements for further discussion.

        Cumulative Effect of a Change in Accounting Principle. Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 112, Employers' Accounting for Postemployment Benefits ("SFAS No. 112"). As a result of adopting SFAS No. 112, the Company recorded a cumulative effect charge to income of approximately $2. The annual charge to operations as a result of adopting SFAS No. 112 is not significant.

Comparison of Results of Operations for the Year Ended December 31, 1993 with the Year Ended December 31, 1992

        Net Sales. Net sales for the year ended December 31, 1993, were $1,393 compared to $1,075 for the year ended December 31, 1992, an increase of $318, or 30%. This increase reflects continued higher sales volumes in both the Broadband Communications and Power Semiconductor segments, partially offset by a decline in selling prices of certain CommScope and Power Semiconductor products. Broadband Communications' sales increased $281, or 33%, to $1,125 in 1993 primarily as a result of increased sales volume of the GI Communications and CommScope divisions' cable

(Dollars in millions)

television and satellite products, partially offset by a decline in selling prices of certain CommScope coaxial cable products.
The increases in Broadband Communications segment sales reflect continued increased investment in infrastructure by major cable television operators in the United States. GI Communications Division sales increased $226, or 41%, due to increased sales volume of distribution electronics, analog addressable terminals, VideoCipher RS analog satellite receiver consumer modules and DigiCipher digital compression products. The Company believes that the increase in VideoCipher RS analog satellite receiver consumer module sales volume is attributable to sales to persons who had been receiving without authorization (or "pirating") the commercial data signals and further believes that those persons purchased consumer descrambler modules as a result of the effectiveness of actions taken to make "pirating" of the commercial data signals more difficult. CommScope sales increased by $55, or 19%, as compared to 1992, principally reflecting increased coaxial cable sales volume, partially offset by a decline in selling prices of certain coaxial cable products.

        Power Semiconductor sales increased $37, or 16% to $268 in 1993. This increase reflects higher sales volumes to all end user product markets in which Power Semiconductor products are incorporated, including computers, consumer electronics, lighting ballasts, automotive and telecommunications products. The most significant sales volume increases were realized in the sale of discrete power rectifying and transient voltage suppression components to be incorporated in computer, lighting ballasts and consumer electronics products. Power Semiconductor sales also reflect incremental sales attributable to the acquisition, in August 1992, of General Semiconductor Ireland ("GSI"), partially offset by a decline in selling prices of certain products. The GSI operations contributed approximately $27 to 1993 sales as compared to $11 in 1992.

        Gross Profit (Net sales less cost of sales). Gross profit increased $117, or 37%, to $436 in 1993 from $319 in 1992, and increased as a percentage of sales to 31% in 1993 from 30% in 1992. Broadband Communications segment gross profit increased 37% over 1992 (constant as a percentage of sales at 31%), reflecting the 33% increase in sales, as discussed above, as well as an increase in the proportion of VideoCipher RS analog satellite receiver consumer module sales, which have higher margins, partially offset by a charge of $12 associated with costs to be incurred in effecting enhancements to the Company's DigiCipher digital compression technology, and incremental depreciation and amortization in 1993 relating to the adoption of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. See "Cumulative Effect of Changes in Accounting Principles" below. Power Semiconductor Division gross profit increased 36% from 1992 to 1993, and increased as a percentage of sales to 31% in 1993 from 27% in 1992. The increase was due primarily to an increase in the proportion of sales of transient voltage suppression components, which have higher margins, and lower per unit manufacturing costs associated with the higher sales volumes discussed above.

        Selling, General and Administrative. Selling, general and administrative ("SG&A") expense increased $12, or 9%, in 1993 in comparison to 1992. SG&A expense was 11% of sales in 1993 as compared to 13% in 1992.
The increase in SG&A expense was principally attributable to increased marketing and selling expenditures, which contributed to the higher sales volumes discussed above, and a charge of $6 to provide for costs to be incurred in conjunction with the combining of the Company's former Jerrold Communications and VideoCipher divisions into the GI Communications Division. SG&A expense in 1993 also included $2 of compensation expense attributable to stock appreciation rights compared to $9 of compensation expense in 1992 related to the issuance of Common Stock, the granting of stock options and the effects of stock appreciation rights. SG&A expense in 1992 also included
$9 of expense related to funding for Digital Cable Radio, a digital cable audio venture. GI sold a portion of its ownership interest in Digital Cable Radio in January 1993, thereby reducing future funding requirements.

        Research and Development. Research and development expense of $74 in 1993 increased 27% in comparison to 1992 when research and development expense was $58. This increase reflected the continued focus on development activities for the next generation of cable terminals, which incorporate digital compression and multimedia capabilities, and on advanced digital systems for cable and satellite television distribution. Other major programs included enhancement of addressable analog terminals, distribution electronics, wireless terminal development and security enhancements for both satellite and cable products.

        Operating Income. Operating income in 1993 increased by $90, or 92%, to $188 from $98 in 1992.

        Other Income (Expense). See "Comparisonof Results of Operations for the Year Ended December 31, 1994 with the Year Ended December

(Dollars in millions)

31, 1993-Other Income (Expense)" above for 1993 components.

        Other income (expense) for the year ended December 31, 1992 included miscellaneous items that were not significant.

        Interest Expense. Interest expense declined $38 in 1993 primarily as a result of lower interest rates attributable to the restructuring of the Company's senior and subordinated debt and a reduction in the amount of debt outstanding. See "Liquidity and Capital Resources" below for further discussion of the debt restructuring.

        Gain (Loss) From Divestiture Businesses and Assets. See "Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993_Gain (Loss) from Divestiture Businesses and Assets" above for 1993 components.

        During the year ended December 31, 1992, the Company recognized a net loss of approximately $15 which was comprised of a $32 charge, which represented the anticipated loss on sale of the Wagering Group, net of a gain of approximately $11 from the sale of marketable securities and a $6 gain on the settlement of an action related to the Company's divested Defense Systems business.

        Income Taxes. Income taxes increased $9 in 1993 from 1992, due primarily to increased profitability in the foreign jurisdictions in which the Company has operations.

        Cumulative Effect of Changes in Accounting Principles. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statements No. 109, Accounting for Income Taxes ("SFAS No. 109"), and No. 106, Accounting for Postretirement Benefits other than Pensions ("SFAS No. 106"). As a result of adopting SFAS No. 109 and SFAS No. 106, the Company recorded a cumulative effect credit to income of approximately $10 and a cumulative effect charge to income of approximately $10, respectively (see Notes 6 and 10 to the consolidated financial statements). As a result of adopting SFAS No. 109, the assets and liabilities that were adjusted to fair value net of tax effects, as of the date of the Acquisition, were remeasured to their unamortized gross amounts as of January 1, 1993. Consequently, there was an increase in depreciation and amortization expense in 1994 and 1993 of approximately $4 and $8, respectively.

Liquidity and Capital Resources
Cash provided by operations for the year ended December 31, 1994 was $162 compared to $166 in 1993 and a negative $9 in 1992. Cash provided by operation s in 1994 was relatively constant with 1993 as the impact of increased earnings in 1994 was offset by increased working capital. Cash provided by operations in 1993 was impacted by costs associated with the issuance of debt, as described below.

        The improvement in cash flow from operations in 1993 compared to 1992 reflects increased sales volume and improved operating margins. Cash provided by operations in 1992 was impacted by significant expenditures related to the VideoCipherRegistration Mark security upgrade program and the payment of lump sum royalties pursuant to a license under an unaffiliated third party's patent regarding encryption and decryption of satellite television signals.

        At December 31, 1994, working capital was $213 compared to a negative $16 at December 31, 1993 and a negative $14 at December 31, 1992. The working capital increase in 1994 over 1993 was due principally to increased sales volume and projected business growth with corresponding increases in accounts receivable, inventory, and accounts payable. Based on current levels of order input and backlog, as well as significant sales agreements not yet reflected in order and backlog levels, the Company believes that working capital levels are appropriate to support future operations. There can be no assurance, however, that future industry specific developments or general economic trends will not alter the Company's working capital requirements. The increase in working capital at December 31, 1994 also reflects the recognition of net current deferred tax assets of $90 as a result of reductions in a valuation allowance related to domestic deferred income taxes, and the reclassification of $31 of debt outstanding at December 31, 1993 from short-term to long-term in connection with the 1994 amendment and restatement of GIDelaware's senior bank credit agreement, as discussed below.

        Working capital at December 31, 1993 was relatively constant with the 1992 level but there were several significant changes in 1993 including: increased accounts receivable and inventory reflecting increased and projected sales; reduced accrued interest payable as a result of the restructuring of the Company's existing indebtedness, as discussed below; a reduction in assets held for sale due to the sale of the Company's remaining divestiture business and the use of the proceeds to repay long-term debt; increased accounts payable reflecting increased sales and investment in plant and equipment; and an increase in the current maturities of long-term debt consistent with the maturity payment schedule in effect at December 31, 1993.

(Dollars in millions)


        During the year ended December 31, 1994, the Company invested
$136 in equipment and facilities compared with $67 in 1993 and $37 in 1992. The higher level of capital spending was attributable to capacity expansion across all businesses to meet increased current and future demands. In 1995, the Company expects to continue to expand its capacity to meet increased current and future demands for analog and digital products, cables, and power rectifiers with capital expenditures for the year ending December 31, 1995 expected to approximate $170.

        The Company's research and development expenditures (principally focused on the Broadband Communications businesses) were $111 for the year ended December 31, 1994 compared to $74 in 1993 and $58 in 1992, and are expected to approximate $135 for the year ending December 31, 1995. See "Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993_Research and Development" above for further discussion.

        At December 31, 1994, the Company had $5 of cash and cash equivalents on hand compared to $6 at December 31, 1993 and $19 at December 31, 1992. At December 31, 1994, long-term debt (including current maturities) was $797, compared to $840 at December 31, 1993 and $989 at December 31, 1992.

        In June 1993, the Company completed a two-part program to restructure its existing indebtedness in order to lower its interest costs and obtain greater operating flexibility. The first part of this program was consummated with the public offering of $500 principal amount of 5% Convertible Junior Subordinated Notes (the "Notes"). The second part of this program encompassed amending and restating the senior bank credit agreement of GI Delaware to include $275 of term loans and a $225 revolving credit facility maturing on December 31, 1998, and to provide for lower interest rates and less restrictive financial and operating covenants. The proceeds from the offering of the Notes and borrowings under the revolving credit facility were used to prepay the entire $600 of the Company's 9-1/2% Subordinated Debentures.

        Effective July 7, 1994, the Company further amended and restated the senior bank credit agreement of GI Delaware (as further amended and restated, the "Credit Agreement") to lower its interest costs, increase available credit commitments and obtain greater operating flexibility. The Credit Agreement provides for a $500 unsecured Revolving Credit Facility which matures on December 31, 1999 and converted all outstanding term loans to long-term revolving credit loans under the new Revolving Credit Facility. Amounts outstanding as of December 31,1994 under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Revolving Credit Facility commitment will be reduced by $50 each year commencing December 31, 1995.

        The Company also has a $15 uncommitted borrowing facility pursuant to which the aggregate amount of borrowings outstanding under this facility and the Revolving Credit Facility cannot exceed the total available credit commitment under the Credit Agreement. At December 31, 1994, the Company had borrowings of $240 and credit commitments, which the Company had not borrowed against, of $260 under its revolving credit facilities.

        The Credit Agreement contains numerous financial and operating covenants, including: restrictions upon incurring indebtedness and liens; entering into any transaction to acquire or merge with any entity; making certain other fundamental changes; selling property; and paying dividends. At December 31, 1994, the Company was in compliance with all financial and operating covenants.

        The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided by operations. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes that based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and the expected results of operations in the future, operating cash flow and available funding under the Credit Agreement will be adequate to fund operations, research and development expenditures, capital expenditures and debt service for the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

        On a selective basis, the Company enters into interest rate cap or swap agreements to reduce the potentially negative impact of increases in interest rates on its outstanding variable rate debt. In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate notional amount of $150 of outstanding variable rate borrowings under the Credit Agreement covering the period from January 3, 1995 through January 3, 1996. The Company monitors its underlying interest rate exposures on its variable rate debt on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. See Note 12 to the

(Dollars in millions)


consolidated financial statements for additional information on the Company's hedging strategies.

New Technologies; Digital Products
The Company is entering a new competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. The Company believes that a key step in the evolution of cable television system architecture and satellite delivery of programming will be the implementation of digital video compression, which converts television signals to a digital format and then compresses the signals of several channels of television programming into the bandwidth currently used by just one channel. GI has developed a digital compression system, DigiCipher, that enables satellite programmers and cable television operators to deliver, over their existing networks, four to ten times as much information as is possible with existing analog technology.

        GI has been shipping its first-generation DigiCipher I digital encoders and decoders for satellite programmers and cable television commercial headend operators since 1993, and began deployment of DigiCipher I consumer receivers to PRIMESTAR Partners for the medium power Ku-band direct-to-home satellite market in the second quarter of 1994. The Company's DigiCipher II compression system is compatible with the recently finalized industry standard for digital compression and transport, Motion Picture Experts Group 2 ("MPEG2"). The development of the DigiCipher II System ("MPEG2/DCII") has taken longer than anticipated as a result of several factors, including increased system complexity, evolving international MPEG2 standards and other system design issues. Consequently, volume deployment of MPEG2/DCII digital products, which had been anticipated in early 1995, is now expected to begin in mid-1995 for satellite products and late 1995 for cable products, although there can be no assurance that additional delays will not occur.

        Deployment of MPEG2/DCII digital products for PRIMESTAR Partners, expected to begin in mid-1995, will include an upgrade to MPEG2/DCII, for a fee, of DigiCipher I receivers currently in use. As a result of the high costs of initial production, DigiCipher I products and the upgrades to MPEG2/DCII that are shipped during 1995 will carry substantially lower margins than the Company's mature analog products. As the Company progresses through the initial stages of production of its MPEG2/DCII products, the Company expects margins of its digital products to improve.

        With other new technologies and applications under development, the Company believes it is well positioned to take advantage of the opportunities presented in the new competitive environment. There can be no assurance, however, that these technologies and applications will be successfully developed, or, if they are successfully developed, that they will be implemented by the Company's traditional customers or that the Company will otherwise be able to successfully exploit these technologies and applications.

Foreign Exchange
A significant portion of the Company's products are manufactured or assembled in countries outside the United States. In addition, as discussed above, the Company's sales of its equipment into international markets have grown. These foreign operations are subject to risk with respect to currency exchange rates. The Company monitors its underlying exchange rate exposures on an ongoing basis and continues to implement selective hedging strategies to reduce the market risks from changes in exchange rates. See Note 12 to the consolidated financial statements.

Effect of Inflation
The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.

        Management's Responsibility



Management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

        In meeting its responsibility for the reliability of the consolidated financial statements, management has developed and relies on the Company's system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department.

        The Board of Directors reviews the consolidated financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The committee meets with the independent auditors, internal auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. Both the independent and internal auditors have direct unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.


/s/ Daniel F. Ackerson             /s/ Charles T. Dickson
-----------------------            -----------------------
Daniel F. Akerson                  Charles T. Dickson
Chairman and                       Vice President and
Chief Executive Officer            Chief Financial Officer


Independent Auditors' Report

To the Board of Directors and Stockholders of General Instrument Corporation:

We have audited the consolidated balance sheets of General Instrument Corporation and its subsidiaries (the "Company"), as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Instrument Corporation and its subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

        As discussed in Notes 6 and 10 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits and, effective January 1, 1993, changed its methods of accounting for income taxes and postretirement benefits other than pensions, to conform with Statements of Financial Accounting Standards Nos. 112, 109 and 106, respectively.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Parsippany, New Jersey
January 31, 1995

        Consolidated Statements of Operations
                                                                                    Year Ended December 31,
        (In thousands, except per share data)                               1994              1993              1992
        Net Sales                                                     $2,036,323        $1,392,522        $1,074,695
        Operating Costs and Expenses:
              Cost of sales                                            1,403,585           956,154           755,466
              Selling, general and administrative                        179,631           149,362           137,335
              Research and development                                   111,462            73,741            58,149
              Amortization of excess of cost over fair value of
              net assets acquired                                         25,574            25,722            25,883
              Total operating costs and expenses                       1,720,252         1,204,979           976,833
        Operating Income                                                 316,071           187,543            97,862
        Other income (expense)-net                                        (2,001)           (1,516)              775
        Investment income                                                    823               913             1,330
        Interest expense                                                 (53,574)          (73,371)         (111,634)
        Gain (loss) from divestiture businesses and
              assets-net                                                  (3,153)              323           (14,787)
        Income (loss) before Income Taxes,
              Extraordinary Item and Cumulative
              Effect of Changes in Accounting Principles                 258,166           113,892           (26,454)
        Provision for income taxes                                        (9,714)          (23,526)          (14,941)
        Income (loss) before Extraordinary Item and
              Cumulative Effect of Changes in
              Accounting Principles                                      248,452            90,366           (41,395)
        Extraordinary charge resulting from the write-off of
              deferred financing costs in conjunction with
              the early extinguishment of debt                                 _                 _           (11,598)
        Cumulative effect of changes in accounting principles:
              Accounting for postemployment benefits                      (1,917)                _                 _
              Accounting for income taxes                                      _            10,331                 _
              Accounting for postretirement benefits
              other than pensions                                              _           (10,114)                _
        Net Income (loss)                                             $  246,535        $   90,583        $  (52,993)


        Weighted Average Shares Outstanding                              123,393           122,237            97,985
        Earnings (loss) Per Share:
        Primary:
              Income (loss) before extraordinary item and
              cumulative effect of changes in
              accounting principles                                   $     2.01        $      .74        $     (.42)
              Extraordinary charge resulting from the write-off
              of deferred financing costs in conjunction
              with the early extinguishment of debt                            _                 _              (.12)
              Cumulative effect of changes in accounting
              principles-net                                                (.01)                _                 _
              Net income (loss)                                      $      2.00        $      .74        $     (.54)

        Fully Diluted:
              Income (loss) before extraordinary item and
              cumulative effect of changes in
              accounting principles                                  $     1.89         $      .74        $     (.42)
              Extraordinary charge resulting from the write-off
              of deferred financing costs in conjunction
              with the early extinguishment of debt                           _                  _              (.12)
              Cumulative effect of changes in accounting
              principles-net                                               (.01)                 _                 _
              Net income (loss)                                      $     1.88         $      .74        $     (.54)

        See notes to consolidated financial statements.

        Consolidated Balance Sheets

        (Dollars in thousands, except share data)                                December 31, 1994 December 31, 1993
        Assets
        Current Assets:
        Cash and cash equivalents                                                       $    5,128        $    5,584
        Accounts receivable, less allowance for doubtful accounts of
           $7,582 and $7,012, respectively                                                 306,754           211,719
        Inventories                                                                        214,180           108,951
        Prepaid expenses and other current assets                                           13,620             9,274
        Deferred income taxes, net of valuation allowance                                   93,446             3,079
        Assets held for sale                                                                 8,636            12,504
           Total current assets                                                            641,764           351,111
        Property, plant and equipment_net                                                  343,868           262,173
        Intangibles, less accumulated amortization of $78,460 and $61,081,
           respectively                                                                    161,410           178,789
        Excess of cost over fair value of net assets acquired, less accumulated
           amortization of $110,952 and $85,378, respectively                              904,184           941,483
        Investments and other assets                                                        10,113            12,237
        Deferred income taxes, net of valuation allowance                                   29,238             6,254
        Deferred financing costs, less accumulated amortization of $22,980
           and $17,313, respectively                                                        18,374            24,041
        Total Assets                                                                    $2,108,951        $1,776,088

        Liabilities and Stockholders' Equity
        Current Liabilities:
        Accounts payable                                                                $  162,529       $   118,291
        Accrued interest payable                                                             2,737             3,227
        Income taxes payable                                                                52,670            63,136
        Accrued liabilities                                                                208,383           149,559
        Current portion of long-term debt                                                    2,155            33,000
           Total current liabilities                                                       428,474           367,213
        Deferred income taxes                                                               21,990             3,134
        Long-term debt                                                                     794,694           807,204
        Other non-current liabilities                                                      186,615           209,432
        Commitments and contingencies (See Note 8)
        Stockholders' Equity:
        Preferred Stock, $.01 par value; 20,000,000
           shares authorized; no shares issued                                                   _                 _
        Common Stock, $.01 par value; 175,000,000 shares authorized;
           122,231,348 and 120,261,610 shares issued at December 31, 1994 and
           1993, respectively                                                                1,222               601
        Additional paid-in capital                                                         543,728           502,423
        Retained earnings (accumulated deficit)                                            132,634          (113,901)
                                                                                           677,584           389,123
        Less Treasury stock, at cost, 11,259 and 11,784 shares of Common
                    Stock at December 31, 1994 and 1993, respectively                          (17)              (18)
               Unearned compensation                                                          (389)                _
                       Total stockholders' equity                                          677,178           389,105
        Total Liabilities and Stockholders' Equity                                      $2,108,951        $1,776,088

        See notes to consolidated financial statements.

        Consolidated Statements of Stockholders' Equity


                                                                                         Retained
                                                         Common Stock      Additional     Earnings     Common
                                                                              Paid-In (Accumulated   Stock In      Unearned
        (In thousands)                               Shares    Amount         Capital     Deficit)   Treasury  Compensation
        Balance, December 31, 1991                   16,500    $  165        $178,173    $(151,491)  $      _    $        _
        Issuance of Class B Common Stock
               and stock options at less than
               fair value                                 _         _           5,734            _          _             _
        Reclass redeemable securities                     _         _           4,978            _          _             _
        Conversion of Class B Common
               Stock to Common Stock                  1,882        19             (19)           _          _             _
        Two-for-one stock split                      18,382       184            (184)           _          _             _
        Exercise of stock options                        85         1             453            _          _             _
        Purchase of Common Stock                          _         _               _            _        (18)            _
        Issuance of Common Stock                     22,000       220         306,110            _          _             _
        Net loss                                          _         _               _      (52,993)         _             _
        Balance, December 31, 1992                   58,849       589         495,245     (204,484)       (18)            _
        Exercise of stock options                     1,282        12           6,212            _          _             _
        Costs associated with the sale of
               Common Stock                               _         _          (2,743)           _          _             _
        Exchange of stock appreciation
               rights for stock options                   _         _           3,703            _          _             _
        Issuance of Treasury stock                        _         _               6            _          _             _
        Net income                                        _         _               _       90,583          _             _
        Balance, December 31, 1993                   60,131       601         502,423     (113,901)       (18)            _
        Two-for-one stock split                      60,131       601            (601)           _          _             _
        Exercise of stock options                     1,954        20           9,076            _          _             _
        Issuance of Treasury stock                        _         _              15            _          1             _
        Issuance of restricted stock                     15         _             480            _          _          (389)
        Tax benefit from a reduction in
               a valuation allowance related
               to domestic deferred income
               tax assets                                 _         _          32,335            _          _             _
        Net income                                        _         _               _      246,535          _             _
        Balance, December 31, 1994                  122,231    $1,222        $543,728     $132,634       $(17)        $(389)

        See notes to consolidated financial statements.

        Consolidated Statements of Cash Flows
                                                                                   Year Ended December 31,
        (In thousands)                                                      1994              1993              1992
        Operating Activities:
        Net income (loss)                                              $ 246,535         $  90,583         $ (52,993)
        Adjustments to reconcile net income (loss) to net cash
              provided by (used in) operating activities:
              Depreciation and amortization                               97,350            97,458           107,589
              Loss (gain) from divestiture businesses
              and assets_net                                               3,153              (323)           14,787
              Write-down of a facility held for sale                           _             7,425                 _
              Write-off of deferred financing costs                            _                 _            11,598
              Issuance of Class B Common Stock and stock
              options at less than fair value                                  _                 _             5,734
              Costs associated with the issuance of debt                    (357)          (17,803)                _
              Accounts receivable                                        (95,035)          (61,683)          (16,654)
              Inventories                                               (105,229)          (16,608)          (23,969)
              Prepaid expenses and other current assets                   (4,446)           (3,010)            7,139
              Deferred income taxes                                      (50,435)             (485)            3,742
              Accounts payable, income taxes payable and
              other accrued liabilities                                   60,513            47,496           (53,782)
              Other non-current liabilities                                4,605            23,953           (12,308)
              Other                                                        5,126            (1,145)             (238)
        Cash provided by (used in) operating activities                  161,780           165,858            (9,355)
        Investment Activities:
        Acquisition of General Semiconductor Ireland, net of
              cash acquired of $250                                            _                 _           (16,214)
        Proceeds from sale of assets                                       6,876            38,708            28,396
        Additions to property, plant and equipment                      (135,740)          (67,060)          (37,370)
        Proceeds from the sale of property, plant
              and equipment                                                1,334             1,013             5,172
        Net funding of divestiture businesses and assets                       _            (5,902)          (20,872)
        Investments in other assets                                            _            (4,000)                _
        Cash used in investment activities                              (127,530)          (37,241)          (40,888)
        Financing Activities:
        Proceeds from issuance of Convertible Junior
              Subordinated Notes                                               _           500,000                 _
        Costs associated with the sale of Common Stock                      (447)           (1,792)                _
        Issuance of Common Stock_net                                           _                 _           306,330
        Issuance of Class B Common Stock to
              management investors                                             _                 _             1,478
        Borrowings under Taiwan loan                                           _                 _            60,000
        Treasury stock acquired                                                _                 _               (18)
        Proceeds from stock options                                        9,096             6,224               454
        Net proceeds from (repayments of) revolving
              credit facilities                                          (26,645)            1,500            (3,500)
        Repayments of debt                                               (16,710)         (648,050)         (321,757)
        Cash (used in) provided by financing activities                  (34,706)         (142,118)           42,987
        Decrease in cash and cash equivalents                               (456)          (13,501)           (7,256)
        Cash and cash equivalents, beginning of the year                   5,584            19,085            26,341
        Cash and cash equivalents, end of the year                     $   5,128         $   5,584         $  19,085

        Supplemental Cash Flow Information:
              Income taxes paid                                        $  70,815         $  19,957         $  14,422

              Interest paid                                            $  45,594         $  87,709         $ 107,240

        See notes to consolidated financial statements.

        Notes to Consolidated Financial Statements
        (In thousands, unless otherwise noted)


  1 Summary of Significant Accounting Policies

                Basis of Presentation. General Instrument Corporation (the "Company" or "GI") was organized in August 1990 in connection with the acquisition of General Instrument Corporation, then a publicly traded company, by affiliates of Forstmann Little & Co.("FL &Co."), a private investment firm (the "Acquisition"). The Acquisition has been accounted for in accordance with the purchase method of accounting, and the accompanying consolidated financial statements of the Company reflect the purchase price allocation to assets acquired and liabilities assumed based upon their then determined fair values.

                Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

                Revenue Recognition. The Company recognizes revenue when products are shipped and services are performed.

                Cash Equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

                Inventories. Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

                Property, Plant and Equipment. Property, plant and equipment is stated at cost. Provisions for depreciation are computed using the straight-line method for the following:

        Asset                           Life

        Building and improvements       5-35 years
        Leasehold improvements          Economic useful
                                        life or lease term,
                                        whichever is
                                        shorter
        Machinery and equipment         3-10 years

                Deferred Financing Costs. All costs associated with the issuance of debt are being amortized over the life of the related debt using the interest method.

                Intangible Assets. Intangible assets consist primarily of patents which are being amortized on a straight line basis over a range of 5 to 17 years.

                Excess of Cost Over Fair Value of Net Assets Acquired. The excess of cost over fair value of net assets acquired is being amortized on a straight line basis over forty years. Management continually reassesses the appropriateness of both the carrying value and remaining life of the excess of cost over fair value of net assets acquired, by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors. Management believes that, as of December 31, 1994, the carrying value and remaining life of the excess of cost over fair value of net assets acquired continues to be appropriate.

                Foreign Currency Translation. The Company has determined the U.S. dollar to be the functional currency of all foreign subsidiaries. Accordingly, gains and losses recognized as a result of translating foreign subsidiaries' monetary assets and liabilities from local foreign currencies to U.S. dollars are reflected in the accompanying consolidated statements of operations. To hedge foreign currency exposure with regard to such monetary assets and liabilities, the Company enters into foreign currency forward contracts on a month to month basis (See Note 12). Foreign currency transaction gains and losses during each of the three years in the period ended December 31, 1994 were not significant.

                Benefit Plans. Substantially all employees, including certain employees of the divested businesses, are covered by pension plans. The benefits under the plans are based on years of service and compensation levels. Contributions to pension funds are made when actuarial computations prescribe such funding. Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 112, Employers' Accounting for Postemployment Benefits ("SFASNo. 112", See
    Note 10).

                Income Taxes. Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. Deferred income taxes have been provided for the income tax liability which would be incurred on the repatriation of undistributed earnings of the Company's foreign subsidiaries.

                Other Income and Expense. Costs and gains derived from non-operating assets are included in "Other income (expense) _ net" in the accompanying consolidated statements of operations.

                 In 1994, other income (expense) consisted primarily of a charge related to the write-down of non-operating real estate. In 1993, other income (expense) included a net gain on the sale of a portion of a partnership interest in an affiliate and equity in losses of this unconsolidated affiliate (See Note 15). Also included was a $7 million charge related to the write-down of a facility which was principally offset by a gain on the settlement of a lawsuit with regard to patent infringements. In 1992, other income (expense) included miscellaneous items that were not significant.

                Earnings (Loss) Per Share. Primary earnings (loss) per share is computed based on the weighted average number of common and common equivalent

        (In thousands, unless otherwise noted)


        shares outstanding during the applicable periods.

                Fully diluted earnings (loss) per share computations for all periods are based on net income (loss) adjusted for interest and amortization of debt issuance costs related to convertible debt and the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities.

                The computations of primary and fully diluted earnings (loss) per share assume the exercise of stock options using the treasury stock method and to the extent that stock options are antidilutive, they are excluded from the computation (See Note 11 regarding the two-for-one split of the Company's Common Stock during 1994).

                Reclassifications. Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.


    2 Assets Held for Sale
        At the time of the Acquisition, the Company identified certain businesses and assets which it intended to divest. At December 31, 1993, this program was substantially completed with the sales of the Company's Defense Systems Group in 1991, Transportation Electronics Division in 1992 and Wagering Group in 1993. As of December 31, 1994, assets held for sale consisted of the former headquarters office of the Company's Power Semiconductor Division and a real estate property related to the divested Wagering Group.

                The net loss from divestiture businesses and assets for the year ended December 31, 1994 of approximately $3 million, included in the accompanying consolidated statement of operations, was principally comprised of a $4 million charge related to the settlement of certain legal matters associated with a former divestiture business, partially offset by gains on the sale of certain real estate holdings and other divestiture assets. Charges related to carrying costs associated with divestiture assets (principally real estate) were not significant.

                The net gain from divestiture businesses and assets for the year ended December 31, 1993 of approximately $0.3 million included in the accompanying consolidated statement of operations was comprised of $4 million in gains on the settlement of an action related to the Company's divested Defense Systems business, offset by charges related to changes in the estimated amount of divestiture liabilities retained and carrying costs associated with the remaining divestiture assets (principally real estate) which were not significant.

                The net loss from divestiture businesses and assets for the year ended December 31, 1992 of approximately $15 million included in the accompanying statement of operations was comprised of a $32 million charge, which represented the anticipated loss on sale of the Wagering Group, net of a gain of approximately $11 million from the sale of marketable securities and a $6 million gain on the settlement of an action related to the Company's divested Defense Systems business.

    3 Inventories
        Inventories consist of:
                                                           December 31, 1994        December 31, 1993
        Raw materials                                               $ 81,987                 $ 44,971
        Work in process                                               25,822                   14,657
        Finished goods                                               106,371                   49,323
                                                                    $214,180                 $108,951

    4 Property, Plant and Equipment-net
      Property, plant and equipment-net consists of:
                                                           December 31, 1994        December 31, 1993
        Land and land improvements                                 $  93,983                $  98,090
        Buildings, improvements and leasehold improvements            65,824                   58,410
        Machinery and equipment                                      439,452                  318,160
                                                                     599,259                  474,660
        Less accumulated depreciation                               (255,391)                (212,487)
                                                                   $ 343,868                $ 262,173

        (In thousands, unless otherwise noted)

    5 Accrued Liabilities
      Accrued liabilities are summarized as follows:
                                                           December 31, 1994        December 31, 1993
        Salaries and wages                                          $ 39,018                 $ 27,902
        Payroll, state and local taxes                                 9,965                    6,340
        Product and warranty reserves                                 85,694                   34,221
        Other                                                         73,706                   81,096
                                                                    $208,383                 $149,559

    6 Income Taxes
        The domestic and foreign components of income
        (loss) before income taxes, extraordinary item and
        cumulative effect of changes in accounting principles
        are as follows:
                                                                                 Year Ended December 31,
                                                                           1994              1993              1992
        Domestic                                                       $194,112          $ 54,414          $(66,873)
        Foreign                                                          64,054            59,478            40,419
                                                                       $258,166          $113,892          $(26,454)


        The components of the provision for income taxes
        are as follows:
                                                                                Year Ended December 31,
                                                                           1994              1993              1992
        Current:
              Federal                                                 $  26,153          $  2,620          $      _
              Foreign                                                    19,680            11,098             8,760
              State                                                       7,614             3,398             2,439
                                                                         53,447            17,116            11,199
        Deferred:
              Federal                                                    55,534            11,167                 _
              Foreign                                                     3,543             4,832             3,573
              State                                                       3,941            (6,148)              169
                                                                         63,018             9,851             3,742
        Net change in valuation allowance                              (106,751)           (3,441)                _
        Provision for income taxes                                    $   9,714          $ 23,526          $ 14,941


        The provision for deferred income taxes arises from
        the following:
                                                                                    Year Ended December 31,
                                                                           1994              1993              1992
        Fixed and intangible assets                                    $ (6,795)         $(15,439)         $   (249)
        Working capital                                                 (20,636)           (5,549)            1,339
        Employee benefits                                                 4,230            (6,827)            1,452
        Domestic tax loss carryforwards                                  63,819            42,073                 _
        Tax credit carryforwards                                          1,638            (4,977)                _
        Undistributed foreign earnings                                    4,820                 _                 _
        Other                                                            15,942               570             1,200
                                                                       $ 63,018          $  9,851          $  3,742



        Notes to Consolidated Financial Statements
        (In thousands, unless otherwise noted)

        The differences between the U.S. statutory income tax rate and the effective tax rate are summarized below:


                                                                                     Year Ended December 31,
                                                                           1994              1993              1992
        Statutory rate                                                     35.0%             35.0%            (34.0%)
        Valuation allowance benefit                                       (41.3)            (19.5)                _
        Domestic loss for which no current
        benefit could be derived                                              _                 _              13.7
        State income taxes, net                                             2.9              (2.4)              9.9
        Foreign operations                                                  2.9               0.3               9.7
        Non-deductible purchase accounting items                            3.5               7.9              62.2
        Other permanent items, net                                          0.8              (0.6)             (5.0)
        Effective rate                                                      3.8%             20.7%             56.5%

        Deferred income taxes as recorded in the
        accompanying consolidated balance sheets were
        comprised of the following:
                                                                     December 31, 1994             December 31, 1993
                                                               Asset     Liability       Net      Asset    Liability        Net
        Current Deferred Income Taxes:
              Domestic net operating loss
                  carryforward (expiring
                  through 2007)                              $18,193     $       -   $18,193    $     _    $       _    $     _
    _
              Accounts receivable and
                  inventory reserves                          24,883             _    24,883     14,000            _     14,000
              Product and warranty reserves                   19,884             _    19,884      9,754            _      9,754
              Employee benefits                                6,227             _     6,227      8,978            _      8,978
              Other current assets                              (842)            _     (842)        570            _        570
              Other current liabilities                       25,101             _    25,101     19,195            _     19,195
                                                              93,446             _    93,446     52,497            _     52,497
              Valuation allowance                                  _             _         _    (49,418)           _    (49,418)
                                                             $93,446     $       _   $93,446    $ 3,079   $        _      3,079

        Non-Current Deferred Income Taxes:
              Domestic net operating loss
                  carryforward (expiring
                  through 2007)                              $     _       $     _   $     _    $72,907       $    _   $ 72,907
              Domestic capital loss
                  carryforward (expiring
                  in 1996)                                    32,118             _    32,118     31,450            _     31,450
              Tax credit carryforwards                         5,787             _     5,787      7,425            _      7,425
              Fixed assets and
                  intangible assets                          (48,057)            _   (48,057)   (54,561)         291    (54,852)
              Environmental liabilities                       17,787             _    17,787     18,413            _     18,413
              Employee benefits                               21,960             _    21,960     23,439            _     23,439
              Product and warranty reserves                   10,567             _    10,567     11,388            _     11,388
              Investments and other assets                    12,397             _    12,397     12,939            _     12,939
              Other non-current                               13,163        21,990    (8,827)    13,004        2,843     10,161
                                                              65,722        21,990    43,732    136,404        3,134    133,270
              Valuation allowance                            (36,484)            _   (36,484)  (130,150)           _   (130,150)
                                                            $ 29,238       $21,990  $  7,248  $   6,254       $3,134   $  3,120


              (In thousands, unless otherwise noted)


                Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes ("SFAS No. 109"). Prior to the adoption of SFAS No. 109, the Company accounted for income taxes under the deferral method and prior periods have not been restated to reflect this change in accounting principle.
    As a result of adopting SFAS No. 109, the Company recorded a cumulative effect credit to income of approximately $10 million and recorded deferred tax assets of approximately $182 million, deferred tax liabilities of approximately $3 million and a valuation allowance of approximately $173 million to fully reserve its domestic deferred tax assets. The realization of these domestic deferred income tax assets were not considered to be more likely than not as a result of domestic tax losses and capital losses incurred since the date of the Acquisition.

                Subsequent to January 1, 1993, the valuation allowance had been periodically reduced to the extent that the Company generated domestic taxable income. During 1994, the Company reduced the valuation allowance by $90 million as domestic taxable income was generated, $10 million of such reduction adjusted goodwill since certain benefits were attributable to the pre-Acquisition period. In addition, based on operating trends, positive industry and technological developments and management's assessment of expected domestic taxable income included in the Company's planning process, the Company recorded a further reduction to the valuation allowance, as of December 31, 1994, of approximately $63 million. Such reduction resulted in an income tax benefit of $30 million, an increase in stockholders' equity of $32 million ($10 million of which arose in 1994 as a result of stock options exercised) and a reduction in goodwill of $1 million. The valuation allowance which exists at December 31, 1994, relates principally to domestic capital loss carryforwards which can only be utilized to the extent the Company can generate domestic capital gains.

                In August 1993, the U.S. Congress enacted the Omnibus Budget Reconciliation Act of 1993 (the "Act") which, among other things, increased the Federal income tax rates for Corporations to 35% from 34%, effective January 1, 1993. The effect of this Act on the 1993 provision for income taxes was not significant.

    7 Long-Term Debt
        Long-term debt consists of:
                                                          December  31, 1994   December 31, 1993
        Senior bank indebtedness:
              Term loans                                             $      _          $261,250
              Revolving credit facilities                             240,000            22,000
              Taiwan loan                                              56,849            56,954
        Convertible Junior Subordinated Notes                         500,000           500,000
                                                                      796,849           840,204
        Less current maturities                                         2,155            33,000
        Long-term debt                                               $794,694          $807,204



        In 1993, the Company completed a two-part program to restructure its existing indebtedness in order to lower its interest costs and obtain greater operating flexibility. The first part of this program was completed when the Company consummated a public offering (the "Note Offering") of an aggregate principal amount of $500 million of 5% Convertible Junior Subordinated Notes (the "Notes"). The Notes mature on June 15, 2000 and have semi-annual interest payments on each June 15th and December 15th, which commenced December 15, 1993. The Notes are not redeemable prior to June 18, 1996 and are thereafter redeemable in whole or in part at the Company's option at amounts decreasing from 102.857% of principal at June 18, 1996 to 100% of principal at June 15, 2000. Holders of the Notes have a repurchase right, whereby, in the event certain changes of control of the Company occur, each holder will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's Notes at 100% of principal plus accrued interest to the repurchase date. The Company incurred expenses of approximately $14 million associated with the Note Offering and

        (In thousands, unless otherwise noted)


    capitalized these costs as deferred financing costs which are being amortized over the term of the Notes.

                The second part of this program encompassed amending and restating the senior bank credit agreement of General Instrument Corporation of Delaware ("GIDelaware"), the Company's principal operating subsidiary, to include $275 million of term loans and a $225 million revolving credit facility, maturing on December 31, 1998, and to provide for lower interest rates and less restrictive financial and operating covenants. In connection with this amendment and restatement of GI Delaware's senior bank credit agreement, the Company incurred approximately $4 million of expenses that were capitalized and will be amortized through December 31, 1998 using the interest method. The proceeds of the Note Offering and borrowings under the revolving credit facility were used to prepay the entire $600 million of the Company's 9-1/2% Subordinated Debentures.

                In July 1994, the Company further amended and restated the senior bank credit agreement of GI Delaware (as further amended and restated, the "Credit Agreement") to lower its interest costs and commitment fees, increase available credit commitments and obtain greater operating flexibility. The Credit Agreement provides for a $500 million unsecured Revolving Credit Facility, which matures on December 31, 1999 and converted all outstanding term loans to long-term revolving credit loans under the new Revolving Credit Facility. Amounts outstanding as of December 31, 1994, under this facility, are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Revolving Credit Facility commitment will be reduced by $50 million per year commencing December 31, 1995. The Credit
    Agreement requires the Company to pay a commitment fee of .225% per annum of the unused portion of the total commitment, and agent fees of $63 per quarter. The Credit Agreement permits the Company to choose between two in terest rate options. The interest rate options are ABR (Adjusted Base Rate), which is based on the bank's prime rate, and a Eurodollar rate (LIBOR) plus 5/8 of 1%. The interest rates and commitment fees are subject to change based on the Company's performance with respect to certain financial ratios and credit ratings by nationally recognized statistical rating companies contained in the Credit Agreement.

                The Company also has a $15 million uncommitted borrowing facility, pursuant to which the aggregate amount of borrowings outstanding under this facility and the Revolving Credit Facility cannot exceed the total available credit commitment under the Credit Agreement. At December 31, 1994 and 1993, the Company had credit commitments of $260 million and $203 million, respectively, which the Company had not borrowed against, under its revolving credit facilities.

                The Credit Agreement contains certain restrictions, including restrictions on additional borrowings and payment of dividends, and requires the maintenance of certain financial ratios. In addition, under the Credit Agreement certain changes in control of the Company would cause an event of default, and the banks could declare all outstanding borrowings under the Credit Agreement immediately due and payable. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1994 and 1993 the Company was in compliance with all financial and operating covenants under existing senior bank credit agreements.

                The Company has a $60 million loan agreement with a consortium of banks in Taiwan (the "Taiwan Loan Agreement"). Borrowings under the Taiwan Loan Agreement are secured by a mortgage on land and buildings in Taiwan.

                In July 1994, the interest rate under the Taiwan Loan Agreement was reduced from the Singapore Interbank Offered Rate (SIBOR) plus 1-1/4% to SIBOR plus 3/4% and in October 1994, the Taiwan Loan Agreement was amended to extend required installment repayment dates and maturity by one year. The borrowings under the Taiwan Loan Agreement will mature on June 30, 2000 with nine semi-annual installments of $2,155 to be paid beginning December 31, 1995 and the remaining balance to be paid at maturity.

                The effective interest rate on the Company's long-term debt at December 31, 1994 and 1993 was 5.62% and 4.93%, respectively.

                In 1992, the Company utilized the net proceeds of $306 million from the initial public offering of the Company's Common Stock, as described in Note 11, for the repayment of debt and, accordingly, recorded an extraordinary charge of $12 million to reflect the write-off of deferred financing costs in conjunction with the early extinguishment of debt.

        (In thousands, unless otherwise noted)



    8 Commitments and Contingencies

        The Company leases office space, manufacturing and warehouse facilities, transportation, and other equipment under operating leases which expire at various dates through the year 2004. Rent expense for the years ended December 31, 1994 and 1993 is net of sublease income of $58 and $109, respectively. There was no sublease income in 1992. Total rent expense was as follows:



        Year ended December 31,
        1994                                                    $12,565
        1993                                                      9,385
        1992                                                      9,309

        Future minimum lease payments required under these lease arrangements as of December 31, 1994 were as follows:

        1995                                                   $10,099
        1996                                                     9,053
        1997                                                     5,799
        1998                                                     4,561
        1999                                                     2,428
        Thereafter                                               7,688





        Future minimum lease payments have not been reduced by minimum sublease rentals of $363 due in the future under noncancellable subleases.

                The Company is either a plaintiff or a defendant in several pending legal matters. In addition, the Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition. The Company is also involved in remediation programs, principally with respect to former manufacturing sites, which are proceeding in conjunction with federal and state regulatory oversight. In addition, the Company is currently named as a "potentially responsible party" with respect to the disposal of hazardous wastes at seven hazardous waste sites located in four states.

                The Company engages independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named as a potentially responsible party. Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. Although the Company estimates, based on assessments and evaluations made by management, that its exposure with respect to these environmental matters could be as high as $64 million, the Company believes that the reserve for environmental matters of $45 million at December 31, 1994 ($44 million at December 31, 1993) is reasonable and adequate. However, there can be no assurance that the ultimate resolution of these matters will approximate the amount reserved.

                Based on the factors discussed above, capital expenditures and expenses for the Company's remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which the Company has been named as a "potentially responsible party," are not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows. The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, GI's facilities have used substances which are or might be considered hazardous, and GI has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which the Company cannot now predict.

        (In thousands, unless otherwise noted)


 9 Employee Benefits
   Net pension cost consisted of the following:

                                                                      Year Ended December 31,

                                                                   1994                      1993                     1992
                                                      Domestic  Foreign         Domestic  Foreign        Domestic  Foreign
        Service cost                                  $  2,113  $ 3,149         $  1,808  $ 3,033         $ 1,453  $ 2,861
        Interest                                         6,580    4,851            6,638    4,287           5,270    3,957
        Loss (return) on plan assets                     5,974   (2,092)         (11,776)  (1,853)         (4,860)  (1,584)
        Net amortization and deferral                  (12,097)     (99)           4,949      (22)           (692)     422
        Net pension cost                              $  2,570  $ 5,809         $  1,619  $ 5,445         $ 1,171  $ 5,656


        The funded status of the pension plans and the related amounts as recorded in the accompanying consolidated balance sheets were as follows:


                                                                               December 31, 1994       December 31, 1993
                                                                              Domestic   Foreign    Domestic     Foreign
        Actuarial present value of:
                Vested benefits                                               $ 71,604  $  8,828    $ 79,252    $  6,180

                Accumulated benefits                                          $ 73,540  $ 29,793    $ 81,881    $ 22,453

            Projected benefit obligation                                      $ 83,017  $ 64,302    $ 91,725    $ 55,074
                Market value of plan assets                                     64,849    28,955      76,255      26,911
                Funded status                                                  (18,168)  (35,347)    (15,470)    (28,163)
                Unrecognized loss                                                7,422    15,356       7,294       9,608
                Accrued pension obligation                                    $(10,746) $(19,991)   $ (8,176)   $(18,555)

        Actuarial assumptions:
                Discount rate                                                      8.5%        8%       7.25%           9%
                Investment return                                                  9.5%        8%         10%           9%
                Compensation increases                                             5.5%        6%       4.75%           7%

        The impact of the changes in the actuarial assumptions, as of December 31, 1994, has been reflected in the funded status of the domestic and foreign pension plans and the Company believes that such changes will not have a material effect on net pension cost in 1995. Domestic and foreign net pension cost for the year ended December 31, 1994 was actuarially determined using discount rates of 7.25% and 9%, respectively, investment return assumptions of 10% and 9%, respectively, and compensation increases of 4.75% and 7%, respectively.

                The domestic pension plans consist principally of a qualified retirement plan which has satisfied the full funding limitation requirement under the Employee Retirement Income Security Act of 1974 ("ERISA") and therefore, no contributions were made to the plan during 1994. It is not anticipated that any pension contributions will be required under ERISA during 1995. In 1994, the Company established unfunded supplemental retirement plans for certain members of management. Net pension cost and accrued pension obligations for these plans are included in the disclosed amounts above. The foreign pension plans consist principally of a Taiwan pension plan, which is funded under Taiwan's statutory requirements. Pension contributions for the Taiwan pension plan during 1994 were $4 million and are expected to approximate a comparable amount during 1995. Management believes that cash flow provided by operations will be sufficient to fund all future contributions.

                Domestic plans' assets consist of fixed income and equity securities. Foreign plan assets principally consist of fixed income securities.

                One of the Company's subsidiaries maintains an Employees Profit Sharing and Savings Plan (the "Profit Sharing and Savings Plan"). The majority of contributions to the Profit Sharing and Savings Plan are made at the discretion of the subsidiary's Board of Directors. In addition, eligible employees may elect to contribute up to 10% of their salaries. The subsidiary contributes an amount equal to 50% of the first 4% of the employee's salary that the employee contributes. During the years ended December 31, 1994, 1993 and 1992, the subsidiary contributed $6,065, $4,279 and $3,418, respectively

        (In thousands, unless otherwise noted)


    to the Profit Sharing and Savings Plan, $5,193, $3,710, and $3,000, respectively, of which was discretionary.

                The Company maintains a voluntary savings plan covering all domestic non-union employees. Eligible employees not covered by the Profit Sharing and Savings Plan (as described in the preceding paragraph) may elect to contribute up to 10% of their salaries. Effective January 1, 1994, the Company increased its contribution to an amount equal to 50% of the first 6% of the employee's salary that the employee contributes from an amount equal to 50% of the first 4% of the employee's salary that the employee contributed. The Company contributed $1,900, $1,184 and $1,206 in the years ended December 31, 1994, 1993 and 1992, respectively, under this plan.

10 Postretirement and Postemployment Benefits Other Than Pensions

                Postretirement. The Company maintains an unfunded contributory group medical plan (the "Plan") for all full-time U.S. employees, not covered by a collective bargaining agreement, who retire under the General Instrument Pension Plan directly after active service. The Plan is the primary provider of benefits for retirees up to age 65. After age 65 Medicare becomes the primary provider. In 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS No. 106"). Under SFAS No. 106, the Company is required to recognize the cost of providing and maintaining postretirement benefits during employees' active service periods. Upon adoption of SFAS No. 106, the Company recorded a cumulative effect charge to income of approximately $10 million to recognize the accumulated postretirement benefit obligation as of January 1, 1993, which had not been previously accrued.

                Subsequent to the adoption of SFAS No. 106, in 1993 the Company amended the Plan with respect to future retirees. The effects of these plan amendments are being amortized as a reduction in determining net postretirement benefit cost. Net postretirement benefit cost consisted of the following:

                                                 Year ended December 31,
                                                        1994       1993
        Service Cost                                    $  663   $  458
        Interest                                         1,424    1,646
        Amortization of Prior Service Cost                (515)    (472)
        Net postretirement benefit cost                 $1,572   $1,632

        The status of the Plan and the related amounts as recorded in the accompanying consolidated balance sheets were as follows:
                                                                     December 31, 1994     December 31, 1993
        Accumulated postretirement benefit obligation ("APBO"):
              Retirees                                                         $13,380               $13,513
              Active participants                                                6,306                 8,429
        Total accumulated postretirement benefit obligation                     19,686                21,942
        Unrecognized prior service cost                                          8,563                 9,078
        Unrecognized gain (loss)                                                 1,868                  (696)
        Accrued postretirement benefit obligation                              $30,117               $30,324

        Discount rate used in determining APBO                                     8.5%                 7.25%

        The assumed rate of future increases in health care cost during 1994 and 1993 was 16.0% and 13.0% for pre- and post-age
    65 retirees, respectively, and is expected to decline to 6.5% by the year 2004. Under the amended Plan, the actuarially determined effect of a one percentage point increase in the assumed health care cost trend rate on annual net postretirement benefit cost and the APBO would be $0.4 million and $3 million, respectively. During the years ended December 31, 1994, 1993 and 1992, the Company paid approximately $2 million, $1 million and $1 million, respectively, for postretirement benefits.

                Postemployment. Effective January 1, 1994, the Company adopted SFAS No. 112. Under SFAS No. 112, the Company is required to accrue the cost of providing benefits to employees after employment but before retirement. The postemployment benefit obligation relates principally to medical costs for former employees on long-term disability.

        Notes to Consolidated Financial Statements
        (In thousands, unless otherwise noted)


    The Company's previous accounting policy had been to expense costs of providing postemployment benefits on an as-incurred basis. Upon adoption of SFAS No. 112, the Company recorded a cumulative effect charge to income of approximately $2 million to recognize the accumulated postemployment benefit obligation as of January 1, 1994.


11 Stockholders' Equity

        On July 6, 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a 100 percent stock dividend on August 8, 1994 to stockholders of record on July 18, 1994. Common Stock has been increased by the par value of the additional 60,131 shares of Common Stock issued with an offsetting reduction to additional paid-in capital. Common Stock in Treasury was increased by approximately 6 shares. All stock option, share and per share data have been restated for all periods presented to reflect the stock split. In addition, the conversion price of the Notes into Common Stock and the number of shares reserved for issuance upon conversion of the Notes were adjusted to give effect to the stock split. Common Stock par value remained at $.01 per share.

                During 1992, the Company's Restated Certificate of Incorporation was amended to redesignate Class A Common Stock as Common Stock. This redesignation has been reflected in the accompanying consolidated financial statements.

                In June 1992, the Company sold 44 million shares of Common Stock in an initial public offering, receiving net proceeds of $306 million after deducting underwriting discounts and expenses. The net proceeds were utilized to repay indebtedness. During 1992, the Company recorded a charge of approximately $7 million for compensation expense relating to the grants of options and stock appreciation rights ("SARs") and the issuance of Class B Common Stock which was subsequently exchanged for Common Stock as described below. Such charge is included in selling, general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 1992. Additional paid-in capital was increased by approximately $6 million in connection with the issuance of Class B Common Stock and options.

                Prior to the initial public offering, all of the Common Stock issued and outstanding was owned by affiliates of FL & Co. Class B Common Stock was owned by management investors. In March 1992, the Company sold 806 additional shares of Class B Common Stock to certain management investors. Immediately prior to the closing of the initial public offering, each outstanding share of Class B Common Stock, formerly classified as redeemable securities, was exchanged for .6067 shares of Common Stock and the Company issued 36,764 shares of Common Stock pursuant to a two-for-one stock split.

                During 1993, the authorized number of shares of Common Stock was increased to 175 million.

                In March and September of 1993, affiliates of FL & Co. and certain current and former directors, senior managers and other employees of the Company sold an aggregate 20 million shares and 13 million shares, respectively, of Common Stock pursuant to public offerings. The Company received no proceeds from these offerings. Costs associated with these offerings have been charged to additional paid-in-capital.

                In May 1993, the Board of Directors adopted the General Instrument Corporation 1993 SAR Replacement Stock Option Plan. Pursuant to this plan, the Company granted approximately 288 stock options to certain holders of SARs in consideration for the amendment and cancellation of the rights under the Stock Appreciation Right Agreement ("SAR Agreement") between the Company and each such holder. These stock options were granted at an exercise price of $2.75 per share (the reference price with respect to the SARs) and are exercisable consistent with the vesting schedule as stipulated in the SAR Agreement. The SARs become fully vested on the third anniversary of the date of grant. Consistent with this plan, the Company charged its SARs reserves and increased additional paid-in-capital by approximately $4 million. At December 31, 1994, there were approximately 31 SARs outstanding.

                In May 1993, the stockholders of the Company approved the General Instrument Corporation 1993 Long-Term Incentive Plan and the Amended and Restated Certificate of Incorporation of the Company to eliminate Class B Common Stock and provisions relating to multiple classes of common stock. The 1993 Long-Term Incentive Plan provides for the granting of stock options, SARs, restricted stock, performance units, performance shares, and phantom stock to employees of the Company and its subsidiaries and the granting of stock options to non-employee directors of the Company.

                In June 1993, the Company issued $500 million principal amount of Convertible Junior Subordinated Notes (see Note 7), which are initially convertible into Common Stock at a conversion price of $23.75 per share. Approximately 21 million shares were

        (In thousands, unless otherwise noted)


    reserved for issuance upon conversion of the Notes.

                In May 1994, the stockholders approved an increase of 5 million shares of Common Stock that may be awarded under the 1993 Long-Term Incentive Plan. As of December 31, 1994, the exercise prices of all stock options granted under the 1993 Long-Term Incentive Plan were equal to the closing price of the Common Stock on the New York Stock Exchange on the date of grant.

                In November 1994, the Company awarded 15 shares of restricted stock which are earned through continued employment. Unearned compensation, based on the excess of the market value of the shares awarded over the price paid by the recipient at the date of grant, was charged to stockholders' equity and is being amortized to expense over the vesting period which expires in April 1997.

                The following table summarizes stock option activity relating to the Company's stock option plans.

                                                    Number of          Option Price
                                                       Shares     (range per share)
        Outstanding at December 31, 1991                3,600      $      $   2.75
        Grants                                          1,014                 1.51
        Exercised                                        (170)       1.51  -  2.75

        Outstanding at December 31, 1992                4,444        1.51  -  2.75
        Grants                                          3,069        15.88 - 28.88
        Exercised                                      (2,564)       1.51  -  2.75
        Exchange of SARs                                  288                 2.75
        Cancelled                                        (178)       2.75  - 15.88

        Outstanding at December 31, 1993                5,059        1.51  - 28.88
        Grants                                          4,470       25.19  - 32.13
        Exercised                                      (1,955)       1.51  - 23.50
        Cancelled                                      (2,637)       2.75  - 29.94

        Outstanding at December 31, 1994                4,937        1.51  - 32.13

        Exercisable at December 31, 1994                1,116        1.51  - 23.50

        At December 31, 1994 and 1993 the Company had approximately 6,100 and 3,000 shares, respectively, reserved in connection with its stock award plan.


12 Derivatives and Other Financial Instruments

        Derivative financial instruments are utilized by the Company to reduce market risks arising from changes in foreign exchange rates and interest rates. The Company does not use derivative financial instruments for trading purposes, nor does it engage in currency or interest rate speculation. The Company believes that the various counterparties with which the Company enters into interest rate hedge agreements and currency exchange contracts consist of only financially sound institutions and, accordingly, believes that the credit risk for non-performance of these contracts or concentration of instruments with a single counterparty is remote. The Company monitors its underlying exchange rate and interest rate exposures and its derivative hedging instruments on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed.

                Foreign Exchange Instruments. The Company enters into forward exchange contracts on a month-to-month basis to hedge foreign currency exposure with regard to certain monetary assets and liabilities denominated in currencies other than the U.S. dollar. These contracts generally do not subject the Company's results of operations to risk of exchange rate movements because gains and losses on these contracts generally offset, in the same period, gains and losses on the monetary assets and liabilities being hedged.

                On a selective basis, the Company enters into forward exchange and purchased option contracts to hedge the currency exposure of contractual and other firm commitments denominated in foreign currencies. The Company may also enter into forward exchange and purchased option contracts designed to hedge the currency exposure of anticipated but not yet committed transactions expected to be denominated in foreign currencies. The purpose

        (In thousands, unless otherwise noted)


    of these activities is to protect the Company from the risk that the eventual net cash flows in U.S. dollars from foreign receivables and payables will be adversely affected by changes in exchange rates. Gains and losses on hedges related to contractual and other firm commitments are deferred and recognized in the Company's results of operations in the same period as the gain or loss from the underlying transactions. Gains and losses on forward exchange contracts used to hedge anticipated but not yet committed transactions are recognized in the Company's results of operations as changes in exchange rates for the applicable foreign currencies occur. Historically, foreign exchange contracts with respect to contractual and other firm commitments and anticipated, but not yet committed, transactions have been short-term in nature and the gains and losses recognized in the Company's results of operations with respect to these contracts have not been significant. In addition, purchased options have had no intrinsic value at the time of purchase.

                The Company generally settles forward exchange contracts at maturity, at prevailing market rates. The Company recognizes in its results of operations, over the life of the contract, the amortization of contract premium or discount. The amortization of these premiums or discounts during each of the three years in the period ended December 31, 1994 was not significant. As of December 31, 1994 and 1993, the Company had outstanding forward exchange contracts in the amounts of approximately $3 million and $1 million, respectively, comprised of foreign currencies which were to be purchased (principally the Irish
    Punt) and approximately $36 million and $24 million, respectively, comprised of foreign currencies which were to be sold (principally the Japanese yen, Hong Kong dollar, Deutschemark, Canadian dollar, French franc, and Pound sterling). All outstanding forward exchange contracts at December 31, 1994 and 1993 had original maturities of one month and the fair values of such contracts approximated their carrying values. Accordingly, deferred gains or losses on such contracts at December 31, 1994 and 1993 were not significant. As of December 31, 1994 and 1993, the Company had no purchased option contracts outstanding.

                Interest Rate Instruments. On a selective basis, the Company from time to time enters into interest rate cap or swap agreements to reduce the potentially negative impact of increases in interest rates on its outstanding variable rate debt under the Credit Agreement. The Company recognizes in its results of operations over the life of the contract, as interest expense, the amortization of contract premium incurred from buying interest rate caps. Net payments or receipts resulting from these agreements are recorded as adjustments to interest expense. The effect of interest rate instruments on the Company's results of operations in each of the three years in the period ended December 31, 1994 was not significant.

                In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate notional amount of $150 million of outstanding variable rate borrowings under the Credit Agreement. Each contract has a notional amount of $75 million and a one-year term, covering the period from January 3, 1995 through January 3, 1996. At December 31, 1994, the fair value of these cap agreements approximated the $1 million carrying value.

                Other Financial Instruments. The carrying value of cash and cash equivalents approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the Company's senior bank indebtedness approximates fair value because the underlying instruments have variable interest rates that adjust to market on a short-term basis. The estimated fair value of the Notes, which are publicly traded, as of December 31, 1994 and 1993 was $633 million and $655 million, respectively, based on quoted market prices.


13 Related Party Transactions

        Since 1992, officers and directors of the Company have periodically traveled in aircraft leased by related parties, for which the Company paid such related parties at commercial rates. During the years ended December 31, 1994, 1993 and 1992, payments totaling $50, $112 and $397, respectively, were made with respect to such travel. In addition, a subsidiary of the Company from time to time enters into transactions with companies owned or controlled by one of its officers. In 1992, a related party sold an aircraft to an unrelated third party for $1,650 and, following the sale, the subsidiary entered into an operating lease agreement for this aircraft. During the years ended December 31, 1993 and 1992, the subsidiary received $25 and $297, respectively, from related parties for aircraft maintenance services provided. Additionally, during the years ended December 31, 1994, 1993 and 1992, charges totaling $2,137, $603 and $989, respectively, were made to related parties for aircraft services.

        Notes to Consolidated Financial Statements
        (In thousands, unless otherwise noted)

14 Segment Information

        The Company's major business segments are Broadband Communications and Power Semiconductor. Broadband Communications offers a variety of products and services for the cable and satellite television industries, including active and passive electronics, subscriber terminals, coaxial and fiber optic cable, and encryption/decryption equipment for the scrambling and descrambling of satellite television programming. Products offered by Power Semiconductor include discrete power rectifying and transient voltage suppression components.

                Operating profit (loss) represents net revenue less operating expenses including the effects of acquisition adjustments, but excluding interest, unallocated corporate expenses and income taxes. Identifiable assets are those used in the operations of each segment or geographic area.

<CAPTIONS>
                                          United States(1)     Europe     Far East        0ther  Eliminations Consolidated
        Operations by Geographic Area:
        Year ended December 31, 1994:
                Net sales                   $1,822,383      $151,644     $ 32,803       $29,493   $       _   $2,036,323
                Transfers (2)                  140,691        32,772      221,930        23,264    (418,657)           _
                        Net revenue          1,963,074       184,416      254,733        52,757    (418,657)   2,036,323
                0perating profit               300,797        16,854       20,186         4,336           _      342,173
                Identifiable assets          1,688,647        85,007      179,426        17,331           _    1,970,411
        Year ended December 31, 1993:
                Net sales                    1,224,968       123,752       28,483        15,319           _    1,392,522
                Transfers (2)                  111,507        15,289      163,171        17,331    (307,298)           _
                        Net revenue          1,336,475       139,041      191,654        32,650    (307,298)   1,392,522
                0perating profit               183,635         9,334       15,218           821           _      209,008
                Identifiable assets          1,517,015        66,749      163,957         6,101           _    1,753,822
        Year ended December 31, 1992:
                Net sales                      926,932       113,214       22,838        11,711           _    1,074,695
                Transfers (2)                   95,943            90      131,093        15,791    (242,917)           _
                        Net revenue          1,022,875       113,304      153,931        27,502    (242,917)   1,074,695
                Operating profit (loss)         84,750         9,435       15,692          (213)          _      109,664
                Identifiable assets          1,476,017        55,937      141,268         5,876           _    1,679,098

(1) Net export sales to unaffiliated customers were $413,442, $237,923 and $194,723 for the years ended December 31, 1994, 1993 and 1992, respectively, principally to the Far East, Europe and Canada. During the years ended December 31, 1994, 1993 and 1992, one customer, including its affiliates, accounted for approximately 15%, 11% and 10%, respectively, of the Company's consolidated net sales. Sales to this customer are made primarily from the Broadband Communications segment.
(2) Principally product assembly which is accounted for at cost plus a nominal profit.

        Notes to Consolidated Financial Statements
        (In thousands, unless otherwise noted)

                                                               Broadband             Power
                                                          Communications      Semiconductor   Corporate  Consolidated
        Operations by Segment:
        Year ended December 31, 1994:
          Net sales                                           $1,720,634          $315,689   $      _     $2,036,323
          Operating profit                                       281,612            60,561          _        342,173
          Corporate expenses                                           _                 _    (26,102)       (26,102)
          Identifiable assets                                  1,600,559           369,852          _      1,970,411
          Corporate assets                                             _                 _    129,904        129,904
          Assets held for sale                                         _             1,961      6,675          8,636
          Total assets                                         1,600,559           371,813    136,579      2,108,951
          Capital expenditures                                   112,080            23,406        254        135,740
          Depreciation and amortization expense                   77,333            19,642        375         97,350
        Year ended December 31, 1993:
          Net sales                                            1,124,749           267,773         _       1,392,522
          Operating profit                                       165,617            43,391         _         209,008
          Corporate expenses                                           _                 _   (21,465)        (21,465)
          Identifiable assets                                  1,397,321           356,501         _       1,753,822
          Corporate assets                                             _                 _     9,762           9,762
          Assets held for sale                                         _             2,328    10,176          12,504
          Total assets                                         1,397,321           358,829    19,938       1,776,088
          Capital expenditures                                    43,630            23,319       111          67,060
          Depreciation and amortization expense                   73,501            23,546       411          97,458
        Year ended December 31, 1992:
          Net sales                                              843,635           231,060         _       1,074,695
          Operating profit                                        84,875            24,789         _         109,664
          Corporate expenses                                           _                 _   (11,802)        (11,802)
          Identifiable assets                                  1,331,671           347,427         _       1,679,098
          Corporate assets                                             _                 _    12,697          12,697
          Assets held for sale                                         _                 _    35,700          35,700
          Total assets                                         1,331,671           347,427    48,397       1,727,495
          Capital expenditures                                    28,759             8,231       380          37,370
          Depreciation and amortization expense                   73,465            33,436       688         107,589


15 Interest in Digital Cable Radio

        In January 1993, the Company sold a portion of its partnership interest in Digital Cable Radio ("DCR") which resulted in a net gain of approximately $3 million. This gain was included in other income (expense) in the accompanying consolidated statement of operations. Upon the consummation of the sale, the Company reduced its interest in the partnership from approximately 50% to approximately 20% and, accordingly, modified its accounting for DCR from consolidation to the equity method. During the year ended December 31, 1993, the Company incurred losses of $3 million representing its share of DCR's operating results. These losses were included in other income (expense) in the accompanying statement of operations. In April 1994, DCR admitted a third party investor into the partnership and, as a result, the Company's interest in DCR was further diluted to approximately 18%. Consequently, the Company began accounting for its interest in DCR utilizing the cost method. During the year ended December 31, 1994, the Company's share of DCR's operating results was not significant.

        Notes to Consolidated Financial Statements
        (In thousands, except per share data, unless otherwise noted)

16 Quarterly Financial Data (Unaudited)

        Summarized quarterly data for 1994 and 1993 are
        as follows:
                                                                      Quarter Ended
                                           March 31,                   June 30,         September 30,                December 31,
                                           1994(a)  1993(b)         1994    1993         1994   1993(c)      1994(d)  1993(e)(f)
        Net sales                         $432,521 $303,244     $508,783 $311,761    $554,750  $369,145     $540,269    $408,372
        Gross profit                       149,152   93,778      154,913   95,266     165,370   112,897      163,302     134,427
        Income before
            cumulative
            effect of changes
            in accounting
            principles                     52,901    11,193       52,001   12,269      56,781   27,367        86,768      39,537
        Net income                        $50,984   $11,410      $52,001  $12,269     $56,781  $27,367       $86,768     $39,537
        Earnings per share:(g)
            Primary:
            Income before
              cumulative effect
              of changes in
              accounting
              principles                   $ .43      $ .09       $ .42     $ .10       $ .46   $ .22         $ .70       $ .32
                    Net income               .41        .09         .42       .10         .46     .22           .70         .32
            Fully diluted:
            Income before
              cumulative effect
              of changes in
              accounting principles          .41        .09        .40       .10         .44      .22          .64         .32
                    Net income               .40        .09        .40       .10         .44      .22          .64         .32
        Common Stock
            Prices:(g)(h)
                          High         $   30 7\8  $  18 1\8  $  31 5\8  $ 20  9\16  $ 33 1\2  $ 28 1\8    $ 34 5\8   $  30 1\8
                          Low              21 1\2     11 5\8     21 1\4    12 13\16    28 3\8    18 3\4      26 3\4      25 1\4

(a) Includes a cumulative effect charge of $2 million to reflect the adoption of SFAS No. 112 (See Note 10).
(b) Includes a net cumulative effect credit of $0.2 million to reflect the adoption of SFAS No. 109 and SFAS No. 106 (See Notes 6 and 10).
(c) Includes a charge of $12 million for costs to be incurred in effecting enhancements to the Company's DigiCipher digital compression technology. This charge is included in cost of sales in the accompanying consolidated statement of operations.
(d) Includes an income tax benefit of $30 million as a result of a reduction in a valuation allowance related to domestic deferred income tax assets (See
Note 6).
(e) Includes a charge of $7 million related to the write-down of a facility held for sale which was principally offset by a gain on the settlement of a lawsuit (See Note 1 - Other Income and Expense).
(f) Includes a charge of approximately $6 million related to the combining of the Jerrold Communications and VideoCipher divisions into one division, the GI Communications Division. This charge is included in selling, general and administrative expense in the accompanying consolidated statement of operations, to provide for costs associated with this reorganization.
(g) On July 6, 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a 100% stock dividend on August 8, 1994. Earnings per share and Common Stock Price data have been restated to reflect the stock split.
(h) The New York Stock Exchange is the principal market on which these securities are traded. Since the Acquisition, the Company has not paid dividends on its Common Stock.

Board of Directors

Daniel F. Akerson     Lynn Forester            Richard S. Friedland     J. Tracy O'Rourke
Chairman and          President and Chief      President and            Chairman and
Chief Executive       Executive                Chief Operating          Chief Executive
Officer               Officer, FirstMark       Officer,                 Officer, Varian
General Instrument    Holdings, Inc.           General Instrument       Associates, Inc.
Corporation                                    Corporation

John Seely Brown      Nicholas C. Forstmann    Steven B. Klinsky        Felix G. Rohatyn
Chief Scientist and   General Partner,         General Partner,         General Partner,
Corporate Vice        Forstmann Little & Co.   Forstmann Little         Lazard Freres & Co.
President,                                     & Co
Xerox Corporation
                      Theodore J. Forstmann    Morton H. Meyerson       Paul G. Stern
Frank M. Drendel      General Partner,         Chairman and             Special Limited Partner
President and         Forstmann Little & Co.   Chief Executive          Forstmann Little
Chief Executive                                Officer,                 & Co.
Officer,                                       Perot Systems Corp
CommScope, Inc.                                                         Robert S. Strauss
                                                                        Partner, Akin, Gump,
                                                                        Strauss, Hauer & Held

Audit Committee:      Executive Committee:    Compensation Committee:
J. Tracy O'Rourke,    Daniel F. Akerson       Nicholas C. Forstmann,
Chairman              Theodore J. Forstmann   Chairman
John Seely Brown      Steven B. Klinsky       Morton H. Meyerson
Felix G. Rohatyn                              Robert S. Strauss

Corporate Officers

Daniel F. Akerson     Ronald A. Ostertag      J.A. Blanchard,III        Thomas A. Dumit
Chairman and          Vice President and      Executive Vice            Vice President,
Chief Executive       President,              President                 General Counsel
Officer               Power Semiconductor                               and Secretary
                      Division                Paul J. Berzenski
                                              Vice President and        Richard C. Smith
Richard S. Friedland  Lawrence L. Osterwise   Controller                Vice President,
President and         Vice President and                                Taxes and Treasurer
Chief Operating       President               Edward D. Breen
Officer               GI Communications       Vice President
                      Division
Frank M. Drendel                              Charles T. Dickson
President and Chief                           Vice President and
Executive Officer,                            Chief Financial Officer
CommScope, Inc.

Corporate and Stockholder Information

Corporate             Transfer Agent,         Independent Auditors      10-K Report
Headquarters          Registrar and           Deloitte & Touche LLP     Single copies of the
181 West Madison      Stockholder Services    Two Hilton Court          Corporation's Form 10-K
Street                Chemical Bank           Parsippany, NJ 07054      annual report, filed
Chicago, Illinois     450 West 33rd Street                              with the Securities and
60602                 New York, NY  10001     Investor Contact          Exchange Commission, are
Tel 312 541 5000      Tel 212 946 7200        Charles T. Dickson        available to stockholders
                                              Vice President and        upon written request.
Stock Exchange        Annual Meeting of       Chief Financial
New York Stock        Stockholders            Officer
Exchange              Wednesday, April 26,    General Instrument
                      1995 3:0 p.m. CST       Corporation
Ticker Symbol         The Palmer House        181 West Madison
GIC                   Hilton                  Chicago, Illinois 60602
                      17 East Monroe Street   Tel 312 541 5000
                      Chicago, Illinois
                      60603




Outside Front Cover

General Instrument Corporation
181 West Madison Street
Chicago, Illinois 60602
Tel 312 541 5000