Form 10-K, Exhibit 13
period 1995-12-31
GENERAL INSTRUMENT CORP /DE/
filed 1996-04-01
CIK 40656

FIVE YEAR SUMMARY
                                                                                                                         Ten Months
                                                                            Year Ended December 31,                           Ended
- ---------------------------------------------------------------------------------------------------------------------- December 31,
   (In millions, except per share data)                        1995            1994            1993            1992            1991
- -----------------------------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
Net sales .............................................     $ 2,432         $ 2,036         $ 1,393         $ 1,075         $   785
Cost of sales .........................................       1,691           1,404             956             755             566
Selling, general and administrative ...................         224             180             149             137             103
Research and development ..............................         147             111              74              58              46
Purchased in-process technology .......................         140              --              --              --              --
Operating income ......................................         205(1)          316             188              98              48
Interest expense ......................................         (43)            (54)            (73)           (112)           (104)
Income (loss) before extraordinary item and
    cumulative effect of changes in accounting
    principles ........................................         124(1)          248(2)           90             (41)            (94)
Net income (loss) .....................................     $   124(1)      $   247(2)      $    91(3)      $   (53)(4)     $   (94)
Weighted average shares
    outstanding (5) ...................................         124             123             122              98              73
Primary earnings (loss) per share before
    extraordinary item and cumulative effect
    of changes in accounting principles (5) ...........     $  1.00(1)      $  2.01(2)      $   .74         $  (.42)        $ (1.29)
Fully diluted earnings (loss) per share before
    extraordinary item and cumulative effect
    of changes in accounting principles (5) ...........         .96(1)         1.89(2)          .74            (.42)          (1.29)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
- -----------------------------------------------------------------------------------------------------------------------------------
                                                               1995            1994            1993            1992            1991
- -----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at end of periods):
Working capital (negative) ............................     $   362         $   213         $   (16)        $   (14)        $  (150)
Property, plant and equipment, net ....................         437             344             262             266             286
Total assets ..........................................       2,301           2,109           1,776           1,727           1,783
Long-term debt, including current maturities ..........         743             797             840             989           1,254
Other non-current liabilities .........................         162             178             209             138             171
Redeemable securities .................................          --              --              --              --               4
Stockholders' equity ..................................         915             677             389             291              27

- -----------------------------------------------------------------------------------------------------------------------------------

(1) Includes a one-time charge of $140 ($90 net of tax), or $.72 per primary share and $.62 per fully diluted share, for purchased in-process technology in connection with the Company's acquisition of Next Level Communications.
(2) Includes an income tax benefit of $30, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.
(3) Includes a cumulative effect credit of $10 and a cumulative effect charge of $10 to reflect the adoption of Financial Accounting Standards Board
    Statements No. 109, Accounting for Income Taxes, and No. 106, Employers'
    Accounting  for Postretirement Benefits Other Than Pensions, respectively.
(4) Includes a $12 extraordinary charge for the write-off of deferred financing costs in conjunction with the early extinguishment of debt.
(5) Share and per share data for all periods presented have been restated to reflect the 1994 two-for-one stock split.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS

   (Dollars in millions)
- --------------------------------------------------------------------------------

                                                    Year Ended December 31,
- --------------------------------------------------------------------------------
                                                1995         1994          1993
- --------------------------------------------------------------------------------
   Segment Information:
   Net Sales
       Broadband Communications               $2,018       $1,720        $1,125
       Power Semiconductor                       414          316           268
- --------------------------------------------------------------------------------
       Total                                  $2,432       $2,036        $1,393
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

       Comparison of Results of Operations for the Year Ended December 31, 1995 with the Year Ended December 31, 1994

       Net Sales. Net sales for the year ended December 31, 1995 were $2,432 compared to $2,036 for the year ended December 31, 1994, an increase of $396, or 19%. This increase reflects continued higher sales volume in both the Broadband Communications and Power Semiconductor segments.
       Broadband Communications sales increased $298, or 17%, to $2,018 in 1995, primarily as a result of increased sales volume of DigiCipher(TM) digital television system products, CFT-2200 advanced analog addressable terminals and CommScope cable products, partially offset by decreased sales of C-band satellite systems. The higher sales volume primarily reflects commercialization of digital broadband systems in the United States and deployment of new cable television systems in international markets. International sales of cable television electronics and CommScope cables increased $86, or 24%, to $450 for the year ended December 31, 1995 in comparison to 1994 and represented 32% of total cable television electronics and CommScope cable sales in 1995 compared to 29% in 1994. The increased DigiCipher(TM) digital television system product sales in 1995 consisted primarily of sales of digital satellite consumer receivers to PRIMESTAR Partners. Sales of DigiCipher(TM) products represented 20% of 1995 Broadband Communications sales (See "New Technologies" below). In 1994, the Company had significant sales of VideoCipher RS(TM) analog satellite receiver consumer modules to persons who had been receiving without authorization (or "pirating") the commercial satellite programming data signals. In 1995, sales of these modules were at lower levels as expected.
       Power Semiconductor sales increased $98, or 31%, to $414 in 1995 in comparison to 1994. This increase reflects continued broad-based global demand, primarily from automotive, computer, telecommunications and consumer electronics customers, for power rectifiers and protection devices. International sales increased $78, or 35%, to $302 for the year ended December 31, 1995 in comparison to 1994 and represented 73% of total Power Semiconductor net sales in 1995.
       Gross Profit (Net sales less cost of sales). Gross profit increased $108, or 17%, to $741 in 1995 from $633 in 1994 and was 30% of sales in 1995 compared to 31% in 1994.
       Broadband Communications segment gross profit in 1995 increased 11% over 1994. Gross profit margin for Broadband Communications was 29% in 1995, down from 31% in 1994, as a result of a shift in product mix from higher margin VideoCipher RS(TM) analog satellite receiver consumer modules to CFT-2200 advanced analog and DigiCipher(TM) digital television system products, new products which initially carry lower margins. The decrease resulting from a shift in product mix was partially offset by higher margins earned on mature products as a result of cost-reduction programs. Power Semiconductor gross profit in 1995 increased 49% over 1994 and increased as a percentage of sales to 38% in 1995 from 34% in 1994, primarily as a result of volume efficiencies and favorable product mix.
       In 1996, the Company expects to deliver significant volumes of new products which will initially earn lower margins than the Company's mature products. Based on current trends in cable operator spending, the Company anticipates its product mix in 1996 to be more heavily weighted toward these new products than in 1995. As a result, during this period of new product introduction, the Company expects its consolidated gross margins to decline from current levels. (See "New Technologies" below).
       Selling, General and Administrative. Selling, general and administrative ("SG&A") expense was $224 in 1995 in comparison to $180 in 1994 and represented 9% of sales in each period. SG&A expense in 1995, reflecting higher sales volume, included: marketing and selling costs incurred by the Company to increase its sales force; field support and marketing activities to take advantage of increased growth opportunities in international cable and satellite television and worldwide telecommunications markets; a national advertising campaign to support sales of C-Band satellite systems; and a one-time $7 restructuring charge for the direct costs associated with the reorganization of the Company's Communications Division and the consolidation of the Company's corporate headquarters into one location.
       Research and Development. Research and development expense increased $36, or 32%, to $147 in 1995 from $111 in 1994 and was 6% of sales in 1995 compared to 5% in 1994. Research and development expenditures reflect continued development of the next generation of cable set-top terminals, which incorporate digital compression and multimedia capabilities, cable modems, telephone company access products, advanced digital systems for cable and satellite television distribution, next-generation direct broadcast satellite systems and product development through strategic alliances. Emerging research and development activities include development of broadband telephony products and interactive multimedia technologies for broadband networks. The Company's research and development expenditures are expected to approximate $200 for the year ending December 31, 1996.
       Purchased In-Process Technology. In connection with the completion of the acquisition of Next Level Communications in September 1995, the Company recorded a pre-tax charge of $140 for purchased in-process technology which had not yet reached technological feasibility and had no alternative future use. Further development activities primarily consist of costs for design, prototype development and lab and field testing. The Company estimates that approximately $25 to $35 will be expended over the next 12 to 18 months to complete the development of this technology.
       Interest Expense. Interest expense decreased $11, to $43 in 1995 from $54 in 1994. The decrease resulted from lower weighted average borrowings in 1995 and a $7 benefit related to the settlement of certain tax matters, partially offset by higher interest rates.
       Income Taxes. Income tax expense was $39 in 1995 and $10 in 1994. Before the settlement of certain tax matters in 1995 and the release of valuation reserves in 1994, income tax expense was $51 and $117 for 1995 and 1994, respectively. The Company's effective tax rate, excluding these events, was 31% in 1995 and 45% in 1994. The decrease in the effective rate in 1995 reflects the utilization of foreign tax credits and a decision to permanently reinvest the undistributed earnings of certain foreign entities. See Note 6 to the consolidated financial statements.

       Comparison of Results of Operations for the Year Ended December 31, 1994 with the Year Ended December 31, 1993

       Net Sales. Net sales for the year ended December 31, 1994 were $2,036 compared to $1,393 for the year ended December 31, 1993, an increase of $643, or 46%. This increase reflects continued higher sales volumes in both the Broadband Communications and Power Semiconductor segments, partially offset by a decline in selling prices of certain products.
       Broadband Communications sales increased $595, or 53%, to $1,720 in 1994, primarily as a result of increased sales volume of analog addressable systems, distribution electronics and CommScope cable products. This higher sales volume reflects increased investment in infrastructure by major cable television operators in the United States as well as the deployment of new cable television systems in international markets. International sales of cable television electronics and CommScope cables increased 75% for the year ended December 31, 1994 in comparison to 1993. In addition, sales of DigiCipher(TM) digital television system products represented in excess of 30% of the Broadband Communications sales increase (see "New Technologies" below). During 1994, the Company continued sales of VideoCipher RS(TM) analog satellite receiver consumer modules to persons who had been receiving without authorization (or "pirating") the commercial satellite programming data signals. In 1994, these sales declined to minimal levels as expected. However, shipments of VideoCipher RS(TM) analog satellite receiver consumer modules for new owners of C-band satellite dishes increased in 1994 over 1993.
       Power Semiconductor sales increased $48, or 18%, in 1994 in comparison to 1993. This increase reflects higher sales volumes to all major end-user product markets in which Power Semiconductor products are incorporated, partially offset by a decline in selling prices of certain products. The most significant sales volume increases were in the sales of discrete power rectifying and transient voltage suppression components to be incorporated in computers, consumer electronics, automotive and telecommunications products. International sales increased $35, or 18%, to $224 for the year ended December 31, 1994 in comparison to 1993.
       Gross Profit (Net sales less cost of sales). Gross profit increased $197, or 45%, to $633 in 1994 from $436 in 1993 and was 31% of sales in each year. Broadband Communications segment gross profit increased 49% over 1993 and was 31% of sales in each year. Broadband Communications gross profit and gross profit margin were positively affected by the 53% increase in sales as discussed above, reduced material costs because of higher volume purchasing and improved per unit labor and overhead costs resulting from increased production. These positive effects were partially offset by the shift in product mix to DigiCipher(TM) digital television system products, which initially carry lower margins. Power Semiconductor gross profit increased 28% from 1993 to 1994 and increased as a percentage of sales to 34% in 1994 from 31% in 1993 primarily as a result of the 18% increase in sales discussed above, and improved per unit labor and overhead costs resulting from increased production volumes, partially offset by decreased selling prices of certain products.
       Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expense was $180 in 1994 in comparison to $149 in 1993. SG&A decreased as a percentage of sales to 9% in 1994 from 11% in 1993. The increase in SG&A expense was principally attributable to increased marketing and selling expenditures which contributed to the higher sales volumes discussed above. The Company has been increasing its sales force, field support and marketing activities to take advantage of increased growth opportunities in international cable and satellite television and worldwide telecommunications markets. SG&A expense in 1993 also included a charge of $6 to provide for costs to be incurred in conjunction with the combining of the Company's former Jerrold Communications and VideoCipher divisions into the GI Communications Division.
       Research and Development. Research and development expense increased $37, or 51%, to $111 in 1994 from $74 in 1993 and was 5% of sales in each year. The Company's efforts are focused on continued development of the next generation of cable terminals, which incorporate digital compression and multimedia capabilities, development of enhanced addressable analog terminals, development of advanced digital systems for cable and satellite television distribution and product development through strategic alliances. Emerging research and development activities include broadband telephony products and interactive multimedia technologies for broadband networks.
       Other Income (Expense). Other income (expense) for the year ended December 31, 1994 consisted primarily of a charge related to the write-down of non-operating real estate and a net loss of $3 which was principally comprised of a $4 charge related to a settlement of certain legal matters associated with a former divested business, partially offset by gains on the sale of certain real estate holdings and other divested assets.
       Other income (expense) for the year ended December 31, 1993 included a net gain on the sale of a portion of a partnership interest in an affiliate and equity in losses of this unconsolidated affiliate. Also included was a $7 charge related to the write-down of a facility which was principally offset by a gain on the settlement of a lawsuit with regard to patent infringements. Additionally, during the year ended December 31, 1993, the Company recognized a net gain of $0.3 which was comprised of $4 in gains on the settlement of an action related to the Company's divested Defense Systems business, offset by charges related to changes in the estimated amount of divestiture liabilities retained and carrying costs associated with the remaining divestiture assets (principally real estate).
       Interest Expense. Interest expense declined $19 to $54 in 1994 from $73 in 1993. The decline was due primarily to lower interest rates which were principally attributable to the June 1993 debt restructuring and the July 1994 amendment and restatement of the senior bank credit agreement of General Instrument Corporation of Delaware ("GI Delaware"), the Company's principal operating subsidiary. See "Liquidity and Capital Resources" below.
       Income Taxes. Income tax expense decreased $14 in 1994 from 1993 due primarily to the recognition of an income tax benefit of $30 as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets. This benefit was partially offset by increased taxes on higher foreign-sourced income. See Note 6 to the consolidated financial statements.
     Cumulative Effect of Changes in Accounting Principle. Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 112, Employers' Accounting for Postemployment Benefits ("SFAS No. 112"). As a result of adopting SFAS No. 112, the Company recorded a cumulative effect charge to income of $2. The annual charge to operations as a result of adopting SFAS No. 112 is not significant.

   Liquidity and Capital Resources

   Cash provided by operations for the year ended December 31, 1995 was $232 compared to $162 and $184 for 1994 and 1993, respectively. Cash provided by operations increased $70 in 1995 compared to 1994 due primarily to lower operating working capital increases in 1995 compared to 1994. Cash provided by operations in 1994 decreased from 1993 due to increased working capital.
       At December 31, 1995, working capital was $362 compared to $213 at December 31, 1994 and a negative $16 at December 31, 1993. The working capital increase in 1995 over 1994 and in 1994 over 1993 was due principally to increased sales volume and corresponding increases in accounts receivable and inventory build-up to support business growth and the introduction of new products, partially offset by related increases in accounts payable. Based on current levels of order input and backlog, as well as significant sales agreements not yet reflected in order and backlog levels, the Company believes that working capital levels are appropriate to support future operations. There can be no assurance, however, that future industry specific developments or general economic trends will not alter the Company's working capital requirements. The increase in working capital at December 31, 1994 also reflects the recognition of net current deferred tax assets of $90 as a result of reductions in a valuation allowance related to domestic deferred income taxes, and the reclassification of $31 of debt outstanding at December 31, 1993 from short-term to long-term in connection with the 1994 amendment and restatement of GI Delaware's senior bank credit agreement, as discussed below.
       During the year ended December 31, 1995, the Company invested $159 in equipment and facilities compared with $136 and $67 in 1994 and 1993, respectively. The higher levels of capital spending were attributable to capacity expansion across all businesses to meet increased current and future demands for analog and digital products, coaxial cable and power rectifiers. In 1996, the Company expects to continue to expand its capacity to meet increased current and future demands with capital expenditures for the year ending December 31, 1996 expected to approximate $250.
       The Company's research and development expenditures were $147 for the year ended December 31, 1995 compared to $111 and $74 in 1994 and 1993, respectively, and are expected to approximate $200 for the year ending
   December 31, 1996. See "Comparison of Results of Operations for the Year Ended December 31, 1995 with the Year Ended December 31, 1994-Research and Development" above.
       At December 31, 1995, the Company had $36 of cash and cash equivalents on hand compared to $5 and $6 at December 31, 1994 and 1993, respectively. At December 31, 1995, long-term debt (including current maturities) was $743, compared to $797 and $840 at December 31, 1994 and 1993, respectively.
       In January 1995, CommScope, Inc., an indirect wholly-owned subsidiary of the Company, entered into an $11 loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority. See
   Note 7 to the consolidated financial statements.
       Effective July 7, 1994, the Company further amended and restated the senior bank credit agreement of GI Delaware (as further amended and restated, the "Credit Agreement") to lower its interest costs, increase available credit commitments and obtain greater operating flexibility. The Credit Agreement, which matures on December 31, 1999, provided a $500 unsecured revolving credit facility. In accordance with its terms, on December 31, 1995, the revolving credit facility was reduced by $50 and will be reduced by $50 annually thereafter on each December 31. Amounts outstanding as of December 31, 1995 under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Company also has a $15 uncommitted borrowing facility pursuant to which the aggregate amount of borrowings outstanding under this facility and the revolving credit facility cannot exceed the total available credit commitment under the Credit Agreement. At December 31, 1995, the Company had borrowings of $183.
       The Credit Agreement contains numerous financial and operating covenants, including restrictions upon incurring indebtedness and liens, entering into certain transactions to acquire or merge with any entity, making certain other fundamental changes, selling property and paying dividends. At December 31, 1995, the Company was in compliance with all financial and operating covenants.
       The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided by operations. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes that based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and the expected results of operations in the future, operating cash flow and available funding under the Credit Agreement will be adequate to fund operations, research and development expenditures, capital expenditures and debt service for the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.
       On a selective basis, the Company enters into interest rate cap or swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt. In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate notional amount of $150 of outstanding variable-rate borrowings under the Credit Agreement. The interest rate cap agreements expired on January 3, 1996. The Company monitors its underlying interest rate exposures on its variable-rate debt on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. See Note 12 to the consolidated financial statements for additional information on the Company's hedging strategies.

   New Technologies

       The Company is entering a new competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. The Company believes that a key step in the evolution of cable television system architecture and satellite delivery of programming will be the implementation of digital video compression, which converts television signals to a digital format and then compresses the signals of several channels of television programming into the bandwidth currently used by just one channel. The Company has developed a digital television system, DigiCipher(TM), that enables satellite programmers and cable television operators to deliver over their existing networks four to ten times as much information as is possible with existing analog technology.
       The Company has been shipping its first-generation DigiCipher I digital encoders and decoders for satellite programmers and cable television commercial headend operators since 1993, and began deployment of DigiCipher I consumer receivers to PRIMESTAR Partners for the medium-power Ku-band direct-to-home  satellite  market  in the  second  quarter  of 1994.  Through
   December 31, 1995, the Company had delivered approximately 1.5 million DigiCipher I receivers to PRIMESTAR. The Company currently has a worldwide installed base of 171 DigiCipher I digital satellite systems with the capacity to deliver 501 channels of digital programming.
       DigiCipher II/MPEG-2 is the Company's second generation end-to-end digital television system which incorporates the Motion Picture Experts Group 2 ("MPEG-2") international standard for digital compression and transport. The development of DigiCipher II/MPEG-2 has taken longer than anticipated as a result of several factors, including increased system complexity, evolving international MPEG-2 standards and other system design issues. The Company began shipment of its DigiCipher II/MPEG-2 system to satellite television programmers in early 1996, and expects to begin delivery of DigiCipher II/MPEG-2 systems to cable television operators in the second half of 1996, although there can be no assurance that additional delays will not occur.
       PRIMESTAR has informed the Company that it has deferred its transition to the Company's DigiCipher II/MPEG-2 digital transmission system, and instead, plans to expand its use of the Company's DigiCipher I technology, expecting to purchase more than 1 million additional DigiCipher I digital consumer satellite receivers in 1996. The Company had previously anticipated delivering DigiCipher II/MPEG-2 upgrade modules for existing receivers in use by PRIMESTAR customers in 1996. All of the DigiCipher I consumer receivers that the Company supplies to PRIMESTAR are designed to accept an upgrade module, allowing the receivers to be easily upgraded to the Company's DigiCipher II/MPEG-2 system. To support its ongoing delivery plans, the Company is continuing its DigiCipher II/MPEG-2 product development efforts at current levels.
       As a result of the high costs of initial production, DigiCipher I and DigiCipher II/MPEG-2 products currently being shipped carry substantially lower margins than the Company's mature analog products. As the Company progresses through the initial stages of production of its DigiCipher II/MPEG-2 products, the Company expects margins of its digital products to improve.
       In September 1995, the Company acquired Next Level Communications ("Next Level"), which was formed to design, manufacture and market a next-generation telecommunications broadband access system for the delivery of telephony, video and data from a telephone company central office or cable television headend to the home. Next Level's product, NLevel3, is designed to permit the cost-effective delivery of a suite of standard telephony and advanced services such as work-at-home, distance-learning, video-on-demand and video-telephony to the home from a single access platform. NLevel3 is designed to work with and enhance existing telephony and cable television networks. Next Level has demonstrated NLevel3 for the seven regional bell operating companies (RBOCs), and four of the RBOCs have announced their intention to employ fiber-to-the-curb architectures using switched-digital video technology in their planned broadband networks. In addition to the cost of the acquisition of Next Level, a significant amount of research and development expenditures will be required to successfully bring NLevel3 to market. The Company does not expect Next Level to generate any revenue until at least 1997, and there can be no assurance that NLevel3 will successfully be developed and marketed.
       In the fourth quarter, the Company announced the launch of its SURFboard(TM) system for high-speed cable modems for personal computers in homes and businesses. The system enables network operators to link subscribers to interactive video and data services via the Company's SURFboard(TM) modem, an advanced personal computer connectivity device that is adaptable to cable, wireless cable and direct-to-home satellite television systems. Additionally, the Company and FORE Systems announced plans to jointly develop a high-speed, two-way, asynchronous transfer mode-based telecommunications network system for hybrid-fiber-coaxial cable television plants. The Company has not yet generated revenues from its SURFboard(TM) product and, although sales are expected to begin in 1996, there can be no assurance that such sales will occur or, if they do, in what amounts.
       With these new technologies and applications under development, the Company believes it is well positioned to take advantage of the opportunities presented in the new competitive environment. There can be no assurance, however, that these technologies and applications will be successfully developed, or, if they are successfully developed, that they will be implemented by the Company's traditional customers or that the Company will otherwise be able to successfully exploit these technologies and applications.

   Foreign Exchange

   A significant portion of the Company's products are manufactured or assembled in countries outside the United States. In addition, as mentioned above, the Company's sales of its equipment into international markets have grown. These foreign operations are subject to risk with respect to currency exchange rate fluctuations. The Company monitors its underlying exchange rate exposures on an ongoing basis and continues to implement selective hedging strategies to reduce the market risks from changes in exchange rates. See Note 12 to the consolidated financial statements.

   Effect of Inflation

       The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.
- --------------------------------------------------------------------------------

   MANAGEMENT'S  RESPONSIBILITY
- --------------------------------------------------------------------------------

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

                        /s/ Richard S. Friedland       /s/ Charles T. Dickson
                        ------------------------       -----------------------
                        Richard S. Friedland           Charles T. Dickson
                        Chairman and                   Vice President and
                        Chief Executive Officer        Chief Financial Officer


   INDEPENDENT AUDITORS' REPORT

   To the Board of Directors and Stockholders of General Instrument Corporation:

   We have audited the consolidated balance sheets of General Instrument Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Instrument Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
       As discussed in Notes 6 and 10 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits and, effective January 1, 1993, changed its method of accounting for income taxes and postretirement benefits other than pensions, to conform with Statements of Financial Accounting Standards Nos. 112, 109 and 106, respectively.

   /s/ Deloitte & Touche LLP
   -------------------------
   Deloitte & Touche LLP
   Chicago, Illinois
   February 2, 1996


CONSOLIDATED STATEMENTS OF INCOME

                                                                                             Year Ended December 31,
                                                                              -----------------------------------------------------
   (In thousands, except per share data)                                            1995                 1994                 1993
- -----------------------------------------------------------------------------------------------------------------------------------
   Net Sales ........................................................         $ 2,432,024          $ 2,036,323          $ 1,392,522
                                                                              -----------          -----------          -----------
   Operating Costs and Expenses:
       Cost of sales ................................................           1,690,639            1,403,585              956,154
       Selling, general and administrative ..........................             224,269              179,631              149,362
       Research and development .....................................             147,253              111,462               73,741
       Purchased in-process technology ..............................             139,860                  --                   --
       Amortization of excess of cost over fair value of
           net assets acquired ......................................              24,702               25,574               25,722
                                                                              -----------          -----------          -----------
              Total operating costs and expenses ....................           2,226,723            1,720,252            1,204,979
                                                                              -----------          -----------          -----------
   Operating Income .................................................             205,301              316,071              187,543
   Other expense-net ................................................              (1,894)              (5,154)              (1,193)
   Investment income ................................................               1,535                  823                  913
   Interest expense .................................................             (42,594)             (53,574)             (73,371)
                                                                              -----------          -----------          -----------
   Income before Income Taxes and Cumulative Effect
       of Changes in Accounting Principles ..........................             162,348              258,166              113,892
   Provision for income taxes .......................................             (38,566)              (9,714)             (23,526)
                                                                              -----------          -----------          -----------
   Income before Cumulative Effect of Changes
       in Accounting Principles .....................................             123,782              248,452               90,366
   Cumulative Effect of Changes in Accounting Principles:
       Accounting for postemployment benefits .......................                  --               (1,917)                  --
       Accounting for income taxes ..................................                  --                   --               10,331
       Accounting for postretirement benefits
           other than pensions ......................................                  --                   --              (10,114)
                                                                              -----------          -----------          -----------
   Net Income .......................................................         $   123,782          $   246,535          $    90,583
                                                                              ===========          ===========          ===========


   Weighted Average Shares Outstanding ..............................             124,374              123,393              122,237

   Earnings Per Share:
   Primary:
       Income before cumulative effect of changes
           in accounting principles .................................         $      1.00          $      2.01          $       .74
       Cumulative effect of changes in accounting
           principles-net ...........................................                  --                 (.01)                  --
                                                                              -----------          -----------          -----------
       Net income ...................................................         $      1.00          $      2.00          $       .74
                                                                              ===========          ===========          ===========
   Fully Diluted:
       Income before cumulative effect of changes
           in accounting principles .................................         $       .96          $      1.89          $       .74
       Cumulative effect of changes in accounting
           principles-net ...........................................                  --                 (.01)                  --
                                                                              -----------          -----------          -----------
       Net income ...................................................         $       .96          $      1.88          $       .74
                                                                              ===========          ===========          ===========

- ------------------------------------------------------------------------------------------------------------------------------------
   See notes to consolidated financial statements.




   CONSOLIDATED BALANCE SHEETS

   (Dollars in thousands, except share data)                                                  December 31, 1995   December 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
   Assets
   Current Assets:
   Cash and cash equivalents ...............................................................        $    36,382         $     5,128
   Accounts receivable, less allowance for doubtful accounts of
      $14,321 and $7,582, respectively .....................................................            367,672             306,754
   Inventories .............................................................................            281,398             214,180
   Prepaid expenses and other current assets ...............................................             26,992              22,256
   Deferred income taxes, net of valuation allowance .......................................            111,750              93,446
                                                                                                    -----------         -----------
      Total current assets .................................................................            824,194             641,764
   Property, plant and equipment-net .......................................................            437,194             343,868
   Intangibles, less accumulated amortization of $94,654 and $78,460,
      respectively .........................................................................            146,646             161,410
   Excess of cost over fair value of net assets acquired, less accumulated
      amortization of $135,654 and $110,952, respectively ..................................            842,954             904,184
   Investments and other assets ............................................................             27,576              10,113
   Deferred income taxes, net of valuation allowance .......................................              8,885              29,238
   Deferred financing costs, less accumulated amortization of $28,045
      and $22,980, respectively ............................................................             13,309              18,374
                                                                                                    -----------         -----------
   Total Assets ............................................................................        $ 2,300,758         $ 2,108,951
                                                                                                    ===========         ===========

   Liabilities and Stockholders' Equity
   Current Liabilities:
   Accounts payable ........................................................................        $   215,761         $   162,529
   Accrued interest payable ................................................................              3,571               2,737
   Income taxes payable ....................................................................             33,904              52,670
   Accrued liabilities .....................................................................            204,874             208,383
   Current portion of long-term debt .......................................................              4,310               2,155
                                                                                                    -----------         -----------
      Total current liabilities ............................................................            462,420             428,474
                                                                                                    -----------         -----------
   Deferred income taxes ...................................................................             22,221              30,332
                                                                                                    -----------         -----------
   Long-term debt ..........................................................................            738,569             794,694
                                                                                                    -----------         -----------
   Other non-current liabilities ...........................................................            162,205             178,273
                                                                                                    -----------         -----------
   Commitments and contingencies (See Note 8)
   Stockholders' Equity:
   Preferred Stock, $.01 par value; 20,000,000
      shares authorized; no shares issued ..................................................                 --                  --
   Common Stock, $.01 par value; 400,000,000 shares authorized; 126,034,911 and
      122,231,348 shares issued at December 31, 1995 and
      1994, respectively ...................................................................              1,260               1,222
   Additional paid-in capital ..............................................................            666,190             543,728
   Retained earnings .......................................................................            256,416             132,634
                                                                                                    -----------         -----------
                                                                                                        923,866             677,584
   Less-Treasury Stock, at cost, 229,011 and 11,259 shares of Common
             Stock at December 31, 1995 and 1994, respectively .............................             (7,246)                (17)
        Unearned compensation ..............................................................             (1,277)               (389)
                                                                                                    -----------         -----------
                Total stockholders' equity .................................................            915,343             677,178
                                                                                                    -----------         -----------
   Total Liabilities and Stockholders' Equity ..............................................        $ 2,300,758         $ 2,108,951
                                                                                                    ===========         ===========

- -----------------------------------------------------------------------------------------------------------------------------------
   See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               Retained
                                                                Common Stock  Additional       Earnings        Common
                                                        --------------------     Paid-In   (Accumulated      Stock In      Unearned
   (In thousands)                                        Shares       Amount     Capital        Deficit)     Treasury  Compensation
- -----------------------------------------------------------------------------------------------------------------------------------
   Balance, January 1, 1993 ......................       58,849    $     589    $ 495,245     $(204,484)    $     (18)    $     --
   Exercise of stock options .....................        1,282           12        6,212           --            --            --
   Costs associated with the sale
       of Common Stock ...........................          --           --        (2,743)          --            --            --
   Exchange of stock appreciation
       rights for stock options ..................          --           --         3,703           --            --            --
   Issuance of Treasury Stock ....................          --           --             6           --            --            --
   Net income ....................................          --           --           --         90,583           --            --
                                                        -------    ---------    ---------     ---------     ---------     ---------
   Balance, December 31, 1993 ....................       60,131          601      502,423      (113,901)          (18)          --

   Two-for-one stock split .......................       60,131          601         (601)          --            --            --
   Exercise of stock options .....................        1,954           20        9,076           --            --            --
   Issuance of Treasury Stock ....................          --           --            15           --              1           --
   Issuance of restricted stock ..................           15          --           480           --            --           (389)
   Tax benefit from a reduction in a
       valuation allowance for domestic
       deferred tax assets .......................          --           --        32,335           --            --            --
   Net income ....................................          --           --           --        246,535           --            --
                                                        -------    ---------    ---------     ---------     ---------     ---------
   Balance, December 31, 1994 ....................      122,231        1,222      543,728       132,634           (17)         (389)

   Exercise of stock options .....................        1,103           11       17,495           --            --            --
   Tax benefit from exercise of
       stock options .............................          --           --         8,402           --            --            --
   Stock issued for business
       acquisition ...............................        2,465           25       92,052           --         (7,229)       (1,394)
   Cost associated with the sale/
       issuance of Common Stock ..................          --           --        (1,100)          --            --            --
   Amortization of unearned
       compensation ..............................          --           --           --            --            --            506
   Conversion of Convertible
       Junior Subordinated Notes .................          236            2        5,613           --            --            --
   Net income ....................................          --           --           --        123,782           --            --
                                                        -------    ---------    ---------     ---------     ---------     ---------
   Balance, December 31, 1995 ....................      126,035    $   1,260    $ 666,190     $ 256,416     $  (7,246)    $  (1,277)
                                                        =======    =========    =========     =========     =========     =========

- -----------------------------------------------------------------------------------------------------------------------------------
   See notes to consolidated financial statements.



   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year Ended December 31,
                                                                                ---------------------------------------------------
   (In thousands)                                                                    1995                 1994                 1993
- -----------------------------------------------------------------------------------------------------------------------------------
   Operating Activities:
   Net income .......................................................           $ 123,782            $ 246,535            $  90,583
   Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and amortization ............................             110,140               97,350               97,458
           Purchased in-process technology, net .....................              90,000                  --                   --
           (Gain) loss from divested businesses
              and assets--net .......................................                 --                 3,153                 (323)
           Write-down of facility held for sale .....................                 --                   --                 7,425
           Changes in assets and liabilities:
              Accounts receivable ...................................             (54,918)             (95,035)             (61,683)
              Inventories ...........................................             (67,218)            (105,229)             (16,608)
              Prepaid expenses and other
                 current assets .....................................              (5,308)              (4,446)              (3,010)
              Deferred income taxes .................................              13,531              (50,435)                (485)
              Accounts payable, income taxes payable
                 and other accrued liabilities ......................              55,409               60,513               47,496
              Other non-current liabilities .........................             (28,406)               4,605               23,953
           Other ....................................................              (5,185)               5,126               (1,145)
                                                                                ---------            ---------            ---------
   Cash provided by operating activities ............................             231,827              162,137              183,661
                                                                                ---------            ---------            ---------
   Investment Activities:
   Proceeds from sale of assets .....................................               2,339                8,210               39,721
   Additions to property, plant and equipment .......................            (159,441)            (135,740)             (67,060)
   Investments in other assets ......................................              (8,796)                 --                (4,000)
   Acquisition of Next Level Communications,
       net of cash acquired of $3,800 (See Note 2) ..................              (2,775)                 --                   --
   Net funding of divested businesses ...............................                 --                   --                (5,902)
                                                                                ---------            ---------            ---------
   Cash used in investment activities ...............................            (168,673)            (127,530)             (37,241)
                                                                                ---------            ---------            ---------
   Financing Activities:
   Proceeds from issuance of Convertible Junior
       Subordinated Notes ...........................................                 --                   --               500,000
   Costs associated with the issuance of debt .......................                 --                  (357)             (17,803)
   Proceeds from the issuance of Flexible Term Notes ................              10,800                  --                   --
   Costs associated with the sale of Common Stock ...................              (1,051)                (447)              (1,792)
   Proceeds from stock options ......................................              17,506                9,096                6,224
   Net proceeds from (repayment of) revolving
       credit facilities ............................................             (57,000)             (26,645)               1,500
   Repayment of debt ................................................              (2,155)             (16,710)            (648,050)
                                                                                ---------            ---------            ---------
   Cash used in financing activities ................................             (31,900)             (35,063)            (159,921)
                                                                                ---------            ---------            ---------
   Increase (decrease) in cash and cash equivalents .................              31,254                 (456)             (13,501)
   Cash and cash equivalents, beginning of year .....................               5,128                5,584               19,085
                                                                                ---------            ---------            ---------
   Cash and cash equivalents, end of year ...........................           $  36,382            $   5,128            $   5,584
                                                                                =========            =========            =========

   Supplemental Cash Flow Information:
       Income taxes paid ............................................           $  36,973            $  70,815            $  19,957
                                                                                =========            =========            =========
       Interest paid ................................................           $  47,801            $  45,594            $  87,709
                                                                                =========            =========            =========

- ---------------------------------------------------------------------------------------------------------------------------
   See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
  (In thousands, unless otherwise noted)

1  Summary of Significant Accounting Policies
       Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Instrument Corporation (the "Company" or "GI") and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
       Revenue Recognition. The Company recognizes revenue when products are shipped and services are performed.
       Cash Equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.
       Inventories. Inventories are stated at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.
       Property, Plant and Equipment. Property, plant and equipment are stated at cost. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Average useful lives are 5 to 35 years for buildings and improvements; economic useful life or lease term, whichever is shorter, for leasehold improvements and 3 to 10 years for machinery and equipment.
       Deferred Financing Costs. Financing costs are capitalized and amortized using the interest method over the term of the related financing.
       Intangible Assets. Intangible assets consist primarily of patents which are being amortized on a straight-line basis over a range of 5 to 17 years.
       Excess of Cost Over Fair Value of Net Assets Acquired. The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 40 years. Management continually reassesses the appropriateness of both the carrying value and remaining life of the excess of cost over fair value of net assets acquired by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors. Management believes that, as of December 31, 1995, the carrying value and remaining life of the excess of cost over fair value of net assets acquired is appropriate.
       Use of Estimates. The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.
       Foreign Currency Translation. The Company has determined the U.S. dollar to be the functional currency of all foreign subsidiaries. Accordingly, gains and losses recognized as a result of translating foreign subsidiaries' monetary assets and liabilities from local foreign currencies to U.S. dollars are reflected in the accompanying consolidated statements of income. To hedge foreign currency exposure on monetary assets and liabilities, the Company enters into foreign currency forward contracts on a month-to-month basis.
       Benefit Plans. Substantially all employees, including certain employees of divested businesses, are covered by pension plans. The benefits under the plans are based on years of service and compensation levels. Contributions to pension funds are made when actuarial computations prescribe such funding.
       Income Taxes. Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. Deferred income taxes have been provided for the income tax liability which would be incurred on the repatriation of undistributed earnings of the Company's foreign subsidiaries, except for locations where the Company has designated earnings to be permanently invested.
       Earnings Per Share. Primary earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the applicable periods.
       Fully diluted earnings per share computations for all periods are based on net income adjusted for interest and amortization of debt issuance costs related to convertible debt and the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities. The computations of primary and fully diluted earnings per share assume the exercise of stock options using the treasury stock method, and to the extent that stock options are anti-dilutive, they are excluded from the computation.
       Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

2  Acquisition and Divestitures
   In September 1995, the Company acquired all the outstanding shares of Next Level Communications ("Next Level") not previously owned by the Company, including shares issued upon conversion of all of Next Level's outstanding options and warrants. The total purchase price of $91 million consisted of
   2.2 million common shares of the Company valued at $75 million, Company stock options valued at $10 million and $6 million in cash. Next Level is involved with the development of a next generation broadband access system, NLevel3, utilizing switched-digital video technology. NLevel3 is designed to provide delivery of video, voice and data over "fiber-to-the-curb" networks.
       The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition. The purchase price of $91 million, plus the $2 million of costs directly attributable to the completion of the acquisition, have been allocated to the assets and liabilities acquired. Approximately $90 million of the total purchase price represented the value, net of deferred income taxes, of Next Level's in-process technology. Since technological feasibility had not yet been achieved and there was no alternative future use for the technology being developed, the amounts allocated to the in-process technology were expensed concurrent with the purchase. The non-recurring net-of-tax charge of $90 million included $140 million associated with this technology charged to operating income, offset by a non-cash tax benefit of $50 million.
       In 1993, the Company sold its Wagering Group for an amount that approximated net book value. Gains or losses from divested assets reflected in Other Expense-net were not significant during each of the three years in the period ended December 31, 1995.

- --------------------------------------------------------------------------------

3  Inventories
   Inventories consist of:
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                    December 31, 1995             December 31, 1994
                                                                                    -----------------             -----------------
Raw materials ........................................................                       $142,573                      $ 81,987
Work in process ......................................................                         38,565                        25,822
Finished goods .......................................................                        100,260                       106,371
                                                                                    -----------------             -----------------
                                                                                             $281,398                      $214,180
                                                                                    =================             =================

- ------------------------------------------------------------------------------------------------------------------------------------

 4 Property, Plant and Equipment-net
   Property, plant and equipment-net consists of:
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                    December 31, 1995             December 31, 1994
                                                                                    -----------------            ------------------
   Land and land improvements ........................................                      $  96,152                     $  93,983
   Buildings, improvements and leasehold improvements ................                         77,438                        65,824
   Machinery and equipment ...........................................                        561,856                       439,452
                                                                                    -----------------            ------------------
                                                                                              735,446                       599,259
   Less accumulated depreciation .....................................                       (298,252)                     (255,391)
                                                                                    -----------------            ------------------
                                                                                            $ 437,194                     $ 343,868
                                                                                    =================            ==================



- ------------------------------------------------------------------------------------------------------------------------------------

 5 Accrued Liabilities
   Accrued liabilities consist of:
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                    December 31, 1995             December 31, 1994
                                                                                    -----------------             -----------------
   Salaries and wages ................................................                      $  40,783                     $  39,018
   Payroll, state and local taxes ....................................                          7,622                         9,965
   Product and warranty reserves .....................................                         67,874                        85,694
   Other .............................................................                         88,595                        73,706
                                                                                    -----------------             -----------------
                                                                                            $ 204,874                     $ 208,383
                                                                                    =================             =================


- ------------------------------------------------------------------------------------------------------------------------------------



6  Income Taxes
   The domestic and foreign components of income before income taxes and cumulative effect of changes in accounting principles are as follows:

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Year Ended December 31,
                                                                   ----------------------------------------------------------------
                                                                       1995                          1994                      1993
                                                                   --------                      --------                  --------
   Domestic ....................................                   $ 78,390(1)                   $194,112                  $ 54,414
   Foreign .....................................                     83,958                        64,054                    59,478
                                                                   --------                      --------                  --------
   Total .......................................                   $162,348                      $258,166                  $113,892
                                                                   --------                      --------                  --------


- -----------------------------------------------------------------------------------------------------------------------------------
(1)  Includes  a  one-time  charge  of $140  million  for  purchased  in-process technology in connection with  the  Company's  acquisition  of  Next  Level
     Communications.

- -----------------------------------------------------------------------------------------------------------------------------------

   The components of the provision for income tax are as follows:

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended December 31,
                                                                   ----------------------------------------------------------------
                                                                        1995                          1994                     1993
                                                                   ---------                     ---------                ---------
   Current:
       Federal .................................                   $  35,707                     $  26,153                $   2,620
       Foreign .................................                      20,586                        19,680                   11,098
       State ...................................                      14,367                         7,614                    3,398
                                                                   ---------                     ---------                ---------
                                                                      70,660                        53,447                   17,116
                                                                   ---------                     ---------                ---------
   Deferred:
       Federal .................................                     (30,864)                       55,534                   11,167
       Foreign .................................                        (901)                        3,543                    4,832
       State ...................................                       1,328                         3,941                   (6,148)
                                                                   ---------                     ---------                ---------
                                                                     (30,437)                       63,018                    9,851
                                                                   ---------                     ---------                ---------
   Net change in valuation allowance ...........                      (1,657)                     (106,751)                  (3,441)
                                                                   ---------                     ---------                ---------
   Provision for income taxes ..................                   $  38,566                     $   9,714                $  23,526
                                                                   =========                     =========                =========
- -----------------------------------------------------------------------------------------------------------------------------------

   The differences between the U.S. statutory income tax rate and the effective tax rate are summarized below:

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year Ended December 31,
                                                                       ------------------------------------------------------------
                                                                        1995                          1994                     1993
                                                                       -----                         -----                    -----
   Statutory rate ..............................                        35.0%                         35.0%                    35.0%
   Valuation allowance benefit .................                        (1.0)                        (41.3)                   (19.5)
   State income taxes, net .....................                         6.3                           2.9                     (2.4)
   Foreign operations ..........................                       (13.1)                          2.9                      0.3
   Non-deductible purchase accounting items ....                         5.3                           3.5                      7.9
   Settlement of tax audits ....................                        (7.4)                           --                       --
   Other--net ..................................                        (1.3)                          0.8                     (0.6)
                                                                       -----                         -----                    -----
   Effective rate ..............................                        23.8%                          3.8%                    20.7%
                                                                       =====                         =====                    =====




- -----------------------------------------------------------------------------------------------------------------------------------
   The foreign-tax rate  differential in 1995 reflects the Company's ability to recognize the benefit of foreign tax credits.


   Deferred income taxes as recorded in the  accompanying  consolidated  balance sheets were comprised of the following:
- -----------------------------------------------------------------------------------------------------------------------------------

                                                          December 31, 1995                            December 31, 1994
                                               ---------------------------------------      ---------------------------------------
                                                   Asset      Liability            Net          Asset      Liability           Net
                                               ---------      ---------      ---------      ---------      ---------      ---------
   Current Deferred Income Taxes:
       Domestic net operating loss
           carryforwards (expiring
           through 2007) .................     $  11,382      $    --        $  11,382      $  18,193      $    --        $  18,193
       Domestic capital loss
           carryforwards (expiring
           in 1996) ......................        25,336           --           25,336           --             --             --
       Accounts receivable and
           inventory reserves ............        43,054           --           43,054         24,883           --           24,883
       Product and warranty reserves .....        15,376           --           15,376         19,884           --           19,884
       Employee benefits .................        13,870           --           13,870          6,227           --            6,227
       Other current .....................        28,068           --           28,068         24,259           --           24,259
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                 137,086           --          137,086         93,446           --           93,446
       Valuation allowance ...............       (25,336)          --          (25,336)          --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                               $ 111,750      $    --        $ 111,750      $  93,446      $    --        $  93,446
                                               =========      =========      =========      =========      =========      =========
   Non-Current Deferred Taxes:
       Domestic capital loss
           carryforwards .................     $    --        $    --        $    --        $  32,118      $    --        $  32,118
       Tax credit carryforwards ..........         7,091           --            7,091          5,787           --            5,787
       Fixed and intangible assets .......        (3,296)        50,348        (53,644)       (48,057)          --          (48,057)
       Environmental liabilities .........         1,503        (12,302)        13,805         17,787           --           17,787
       Employee benefits .................         2,193        (18,448)        20,641         21,960           --           21,960
       Product and warranty reserves .....         5,629           --            5,629         10,567           --           10,567
       Investments and other assets ......           409         (3,354)         3,763         12,397           --           12,397
       Other non-current .................        (1,935)         5,977         (7,912)        13,163         30,332        (17,169)
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                  11,594         22,221        (10,627)        65,722         30,332         35,390
       Valuation allowance ...............        (2,709)          --           (2,709)       (36,484)          --          (36,484)
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                               $   8,885      $  22,221      $ (13,336)     $  29,238      $  30,332      $  (1,094)
                                               =========      =========      =========      =========      =========      =========

- -----------------------------------------------------------------------------------------------------------------------------------

   At December 31, 1995, deferred taxes have not been provided on undistributed earnings of $30 million as those earnings are considered to be permanently reinvested. Determining the tax liability that would arise if these earnings were remitted is not practicable.
       Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes ("SFAS No. 109"). As a result of adopting SFAS No. 109, the Company recorded a cumulative effect credit to income of $10 million and recorded deferred tax assets of $182 million, deferred tax liabilities of $3 million and a valuation allowance of $173 million to fully reserve its domestic deferred tax assets. The realization of these domestic deferred income tax assets was not considered to be more likely than not as a result of domestic tax losses and capital losses incurred since the date affiliates of Forstmann Little & Co. ("FL &Co."), a private investment firm, acquired the Company in August 1990 (the "Acquisition").
       Subsequent  to  January 1, 1993,  the  valuation   allowance  had   been
   periodically reduced to the extent that the Company generated domestic taxable income. During 1994, the Company reduced the valuation allowance by $90 million as domestic taxable income was generated; $10 million of such reduction adjusted goodwill since the benefits were attributable to the pre-Acquisition period. In addition, based on operating trends, positive industry and technological developments and management's assessment of expected domestic taxable income included in the Company's planning process, the Company recorded a further reduction to the valuation allowance, as of December 31, 1994, of $63 million. Such reduction resulted in an income tax benefit of $30 million, an increase in stockholders' equity of $32 million ($10 million of which arose in 1994 as a result of stock options exercised) and a reduction in goodwill of $1 million. The valuation allowance which existed at December 31, 1995 and 1994, relates principally to domestic capital loss carryforwards which can only be utilized to the extent the Company can generate domestic capital gains. In connection with the settlement of certain tax matters, a portion of these capital loss carryforwards were eliminated with a corresponding reduction in the valuation reserve.
       During 1995, the Company settled certain tax matters which resulted in a $12 million credit to income taxes and a $36 million credit to goodwill since certain matters related to the pre-Acquisition period.

- --------------------------------------------------------------------------------
7  Long-Term Debt

   Long-term debt consists of:
- -----------------------------------------------------------------------------------------------------------------------------------

                                                                                        December 31, 1995         December 31, 1994
                                                                                        -----------------         -----------------
   Senior bank indebtedness:
       Revolving credit facilities ...........................................                   $183,000                  $240,000
       Taiwan loan ...........................................................                     54,694                    56,849
       Flexible Term Notes ...................................................                     10,800                       --
   Convertible Junior Subordinated Notes .....................................                    494,385                   500,000
                                                                                        -----------------         -----------------
                                                                                                  742,879                   796,849
   Less current maturities ...................................................                      4,310                     2,155
                                                                                        -----------------         -----------------
   Long-term debt ............................................................                   $738,569                  $794,694
                                                                                        =================         =================



- -----------------------------------------------------------------------------------------------------------------------------------

   The senior bank credit agreement of GI Delaware (the "Credit Agreement"), which matures on December 31, 1999, provided for a $500 million unsecured revolving credit facility. In accordance with its terms, on December 31, 1995, the revolving credit facility commitment was reduced by $50 million and will be reduced by $50 million annually thereafter on December 31. Amounts outstanding as of December 31, 1995 under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Credit Agreement requires the Company to pay a commitment fee of .2% per annum on the unused portion of the total commitment and agent fees of $50 per quarter. The Credit Agreement permits the Company to choose either the ABR (Adjusted Base Rate) interest option, which is based on the prime rate, or a Eurodollar rate (LIBOR) plus 1/2 of 1%. The interest rates and commitment fees are subject to change based on the Company's performance with respect to certain financial ratios and credit ratings by nationally recognized statistical rating companies set forth in the Credit Agreement.
       The Company also has a $15 million uncommitted borrowing facility, pursuant to which the aggregate amount of borrowings outstanding under this facility and the revolving credit facility cannot exceed the total available credit commitment under the Credit Agreement. At December 31, 1995 and 1994, the Company had credit commitments of $267 and $260 million, respectively, which the Company had not borrowed against under its revolving credit facilities.
       The Credit Agreement contains certain restrictions, including limitations on additional debt issuance and restrictions on distributions to shareholders, and requires the maintenance of certain financial ratios. In addition, under the Credit Agreement, certain changes in control of the Company would cause an event of default, and the banks could declare all outstanding borrowings under the Credit Agreement immediately due and payable. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1995 and 1994, the Company was in compliance with all financial and operating covenants under existing credit agreements.
       The Company has a $60 million loan agreement with a consortium of banks in Taiwan (the "Taiwan Loan Agreement"). Borrowings under the Taiwan Loan Agreement are secured by a mortgage on land and buildings in Taiwan. In July 1994, the interest rate under the Taiwan Loan Agreement was reduced from the Singapore Interbank Offered Rate (SIBOR) plus 1-1/4% to SIBOR plus 3/4%, and in October 1994, the Taiwan Loan Agreement was amended to extend required installment repayment dates and maturity by one year. The borrowings under the Taiwan Loan Agreement will mature on June 30, 2000 with nine semi-annual installments, beginning on December 31, 1995, of $2.2 million paid on June 30 and December 31 and the remaining balance to be paid at maturity.
       In January 1995, CommScope, Inc., an indirect wholly-owned subsidiary of the Company, entered into an $11 million loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority (the "Flexible Term Notes"). Borrowings under the loan agreement bear interest at variable rates based upon current market conditions for short-term financing. At December 31, 1995 the variable rate was 6.65%. The loan agreement will mature on January 1, 2015, and any remaining amounts outstanding under the Flexible Term Notes will be due and payable on that date.
       The Company consummated a public offering of an aggregate principal amount of $500 million of 5% Convertible Junior Subordinated Notes (the "Notes") in 1993. The Notes mature on June 15, 2000 and have semi-annual interest payments on each June 15 and December 15. The Notes are not redeemable prior to June 18, 1996 and are thereafter redeemable in whole or in part at the Company's option at amounts decreasing from 102.857% of principal at June 18, 1996 to 100% of principal at June 15, 2000. Holders of the Notes have a repurchase right, whereby, in the event certain changes of control of the Company occur, each holder will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's Notes at 100% of principal plus accrued interest to the repurchase date. These Notes are initially convertible into Common Stock at a conversion price of $23.75 per share. During the second half of 1995, $6 million of Notes were converted by holders into 236 shares of Common Stock. Approximately 20.8 million shares of Common Stock are reserved for issuance upon conversion of the remaining outstanding Notes.
       The effective interest rate on the Company's long-term debt at December 31, 1995 and 1994 was 5.60% and 5.62%, respectively.

- --------------------------------------------------------------------------------
8  Commitments and Contingencies
   The Company leases office space, manufacturing and warehouse facilities and transportation and other equipment under operating leases which expire at various dates through the year 2020. Rent expense was $14, $13 and $9 million in 1995, 1994 and 1993, respectively. Future minimum lease payments required under these lease arrangements as of December 31, 1995 were as follows:
- --------------------------------------------------------------------------------

   1996 ............................................................   $12,432
   1997 ............................................................     8,397
   1998 ............................................................     6,831
   1999 ............................................................     4,730
   2000 ............................................................     4,104
   Thereafter ......................................................    16,629
- --------------------------------------------------------------------------------

   The Company is either a plaintiff or a defendant in several pending legal matters. In addition, the Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition. The Company is also involved in remediation programs, principally with respect to former manufacturing sites, which are proceeding in conjunction with federal and state regulatory oversight. In addition, the Company is currently named as a potentially responsible party with respect to the disposal of hazardous wastes at three hazardous waste sites located in two states.
       The Company engages independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named as a potentially responsible party. Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. Although the Company estimates, based on assessments and evaluations made by management, that its exposure with respect to these environmental matters could be as high as $54 million, the Company believes that the reserve for environmental matters of $35 million at December 31, 1995 ($45 million at December 31, 1994) is reasonable and adequate. However, there can be no assurance that the ultimate resolution of these matters will approximate the amount reserved. The decrease in the reserve in 1995 primarily reflects $7 million in payments to settle certain environmental matters at two sites.
       Based on the factors discussed above, capital expenditures and expenses for the Company's remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which the Company has been named as a potentially responsible party, are not expected to have a material adverse effect on the Company's financial statements. The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, the Company's facilities have used substances which are or might be considered hazardous, and the Company has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which the Company cannot now predict.
       During October 1995, the Company and certain of its officers and directors were named as defendants in purported class action complaints in which the plaintiffs alleged that during various periods generally extending from March 21, 1995 through October 18, 1995, the Company and certain officers and directors violated certain federal securities laws by making false and misleading statements about the Company's financial prospects, and as a result, the plaintiffs allege that the market value of the Company Stock declined, thereby causing unspecified monetary damages to the plaintiffs. The Company intends to vigorously defend these allegations.
       While the ultimate outcome of the matters described above cannot be determined, management does not expect they will have a material adverse effect on the Company's financial statements.

- --------------------------------------------------------------------------------
9  Employee Benefits

   Net pension cost consisted of the following:


- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              Year Ended December 31,
                                                -----------------------------------------------------------------------------------
                                                                   1995                          1994                          1993
                                                -----------------------       -----------------------       -----------------------
                                                Domestic        Foreign       Domestic        Foreign       Domestic        Foreign
                                                --------       --------       --------       --------       --------       --------
   Service cost ..........................      $  1,999       $  3,543       $  2,113       $  3,149       $  1,808       $  3,033
   Interest ..............................         6,832          4,967          6,580          4,851          6,638          4,287
   Loss (return) on plan assets ..........       (22,872)        (1,885)         5,974         (2,092)       (11,776)        (1,853)
   Net amortization and deferral .........        16,659            203        (12,097)           (99)         4,949            (22)
                                                --------       --------       --------       --------       --------       --------
   Net pension cost ......................      $  2,618       $  6,828       $  2,570       $  5,809       $  1,619       $  5,445
                                                ========       ========       ========       ========       ========       ========

- -----------------------------------------------------------------------------------------------------------------------------------

       The funded status of the pension plans and the related amounts as recorded in the accompanying consolidated balance sheets were as follows:


- -----------------------------------------------------------------------------------------------------------------------------------
                                                                         December 31, 1995                       December 31, 1994
                                                              ----------------------------            ----------------------------
                                                              Domestic             Foreign            Domestic             Foreign
                                                              --------            --------            --------            --------
   Actuarial present value of:
       Vested benefits .............................          $ 87,503            $ 11,657            $ 71,604            $  8,828
                                                              ========            ========            ========            ========
       Accumulated benefits ........................          $ 90,157            $ 39,305            $ 73,540            $ 29,793
                                                              ========            ========            ========            ========
       Projected benefit obligation ................          $ 99,693            $ 82,768            $ 83,017            $ 64,302
       Market value of plan assets .................            83,443              30,759              64,849              28,955
                                                              --------            --------            --------            --------
       Funded status ...............................           (16,250)            (52,009)            (18,168)            (35,347)
       Unrecognized loss ...........................             2,947              32,069               7,422              15,356
                                                              --------            --------            --------            --------
       Accrued pension obligation ..................          $(13,303)           $(19,940)           $(10,746)           $(19,991)
                                                              ========            ========            ========            ========

   Actuarial assumptions:
       Discount rate ...............................              7.25%                6.5%                8.5%                  8%
       Investment return ...........................                 9%                  8%                9.5%                  8%
       Compensation increases ......................              4.25%                  6%                5.5%                  6%


   The impact of the changes in the actuarial assumptions, as of December 31, 1995, has been reflected in the funded status of the domestic and foreign pension plans, and the Company believes that such changes will not have a material effect on net pension cost in 1996.
       The domestic pension plans consist principally of a qualified retirement plan which has satisfied the full funding limitation requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"), and therefore, no contributions were made to the plan during 1995. It is anticipated that pension contributions of $7 million will be required under ERISA during 1996. In 1994, the Company established unfunded supplemental retirement plans for certain members of management. Net pension cost and accrued pension obligations for these plans are included in the disclosed amounts above. The foreign pension plans consist principally of a Taiwan pension plan, which is funded under Taiwan's statutory requirements. Pension contributions for the Taiwan pension plan were $6, $4 and $3 million in 1995, 1994 and 1993, respectively, and are expected to approximate $6 million in 1996. Domestic plans assets consist of fixed income and equity securities. Foreign plans assets principally consist of fixed income securities.
       One of the Company's indirect subsidiaries maintains an Employee's Profit Sharing and Savings Plan (the "Profit Sharing and Savings Plan"). The majority of contributions to the Profit Sharing and Savings Plan are made at the discretion of the subsidiary's Board of Directors. In addition, eligible employees may elect to contribute up to 10% of their salaries. The subsidiary contributes an amount equal to 50% of the first 4% of the employee's salary that the employee contributes. During the years ended December 31, 1995, 1994 and 1993, the subsidiary contributed $7, $6 and $4 million, respectively, to the Profit Sharing and Savings Plan, of which $6, $5 and $4 million, respectively, was discretionary.
       The Company maintains a voluntary savings plan covering all domestic non-union employees. Eligible employees not covered by the Profit Sharing and Savings Plan (as described in the preceding paragraph) may elect to contribute up to 10% of their salaries. Effective January 1, 1994, the Company increased its contribution to an amount equal to 50% of the first 6% of the employee's salary that the employee contributes from an amount equal to 50% of the first 4% of the employee's salary that the employee contributed. The Company contributed $3, $2 and $1 million in the years ended December 31, 1995, 1994 and 1993, respectively, under this plan.

10 Postretirement and Postemployment Benefits Other Than Pensions
       Postretirement: The Company maintains an unfunded contributory group medical plan (the "Plan") for all full-time U.S. employees not covered by a collective bargaining agreement who retire under the General Instrument Pension Plan directly after active service. The Plan is the primary provider of benefits for retirees up to age 65. After age 65, Medicare becomes the primary provider. In 1993, the Company adopted Financial Accounting Standards Board Statement No.106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS No.106"). Under SFAS No.106, the Company is required to recognize the cost of providing and maintaining postretirement benefits during employees' active service periods. Upon adoption of SFAS No.106, the Company recorded a cumulative effect charge to income of $10 million to recognize the accumulated postretirement benefit obligation as of January 1, 1993, which had not been previously accrued.
       Subsequent to the adoption of SFAS No. 106, in 1993, the Company amended the Plan with respect to future retirees. The effects of these plan amendments are being amortized as a reduction in determining net postretirement benefit cost. Net postretirement benefit cost consisted of the following:

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Year ended December 31,
                                                                          ---------------------------------------------------------
                                                                             1995                        1994                  1993
                                                                          -------                     -------               -------
   Service cost ...........................................               $   669                     $   663               $   458
   Interest ...............................................                 1,522                       1,424                 1,646
   Net amortization and deferral ..........................                  (599)                       (515)                 (472)
                                                                          -------                     -------               -------
   Net postretirement benefit cost ........................               $ 1,592                     $ 1,572               $ 1,632
                                                                          =======                     =======               =======



- -----------------------------------------------------------------------------------------------------------------------------------

   The status of the Plan and the related amounts as recorded in the accompanying consolidated balance sheets were as follows:

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                          December 31, 1995       December 31, 1994
                                                                                          -----------------       -----------------
   Accumulated postretirement benefit obligation ("APBO"):
       Retirees .....................................................................              $ 13,721                $ 13,380
       Active participants ..........................................................                 8,724                   6,306
                                                                                                   --------                --------
   Total accumulated postretirement benefit obligation ..............................                22,445                  19,686
   Unrecognized prior service cost ..................................................                 8,047                   8,563
   Unrecognized gain (loss) .........................................................                   (97)                  1,868
                                                                                                   --------                --------
   Accrued postretirement benefit obligation ........................................              $ 30,395                $ 30,117
                                                                                                   ========                ========
   Discount rate used in determining APBO ...........................................                  7.25%                    8.5%
- -----------------------------------------------------------------------------------------------------------------------------------

   The assumed rate of future increases in health care cost during 1995 and 1994 was 15% and 16%, respectively, for pre-age 65 retirees, and 12% and 13%, respectively, for post-age 65 retirees, and is expected to decline to 6% by the year 2005. Under the amended Plan, the actuarially determined effect of a one percentage point increase in the assumed health care cost trend rate on annual net postretirement benefit cost and the APBO would be $.5 and $4 million, respectively.
       Postemployment: Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Statement No. 112, Employers' Accounting for Postemployment Benefits ("SFAS No. 112"). Under SFAS No. 112, the Company is required to accrue the cost of providing benefits to employees after employment but before retirement. The postemployment benefit obligation relates principally to medical costs for former employees on long-term disability. The Company's previous accounting policy had been to expense costs of providing postemployment benefits on an as-incurred basis. Upon adoption of SFAS No. 112, the Company recorded a cumulative effect charge to income of $2 million to recognize the accumulated postemployment benefit obligation as of January 1, 1994.

11 Stockholders' Equity
       Common Shares. In July 1994, the Company's Board of Directors declared a two-for-one split of the Company's Common Stock effective August 8, 1994. All share-related data for all periods presented have been restated to reflect the stock split. In April 1995, the stockholders approved an amendment to the Company's Certificate of Incorporation which increased the number of authorized shares of Common Stock from 175 to 400 million.
       In 1993 and 1995, FL & Co. and certain current and former directors, senior managers and other employees of the Company sold an aggregate 33 and 16 million shares, respectively, of Common Stock pursuant to public offerings. The Company received no proceeds from these offerings. Costs associated with these offerings have been charged to additional paid-in-capital.
       Stock Incentive Agreements. In May 1993, the Board of Directors adopted the General Instrument Corporation 1993 Stock Appreciation Rights (SAR) Replacement Stock Option Plan. Pursuant to this plan, the Company granted 288 stock options to certain holders of SARs in consideration for the amendment and cancellation of the rights under the Stock Appreciation Right Agreement ("SAR Agreement") between the Company and each such holder. These stock options were granted at an exercise price of $2.75 per share (the reference price with respect to the SARs) and are exercisable consistent with the vesting schedule as stipulated in the SAR Agreement. The options became fully vested on the third anniversary of the date of grant of the related SARs. Consistent with this Plan, the Company charged its SARs reserves and increased additional paid-in-capital by $4 million. At December 31, 1995, there were 17 SARs outstanding.
       In May 1993, the stockholders of the Company approved the General Instrument Corporation 1993 Long-Term Incentive Plan and the Amended and Restated Certificate of Incorporation of the Company to eliminate Class B Common Stock and provisions relating to multiple classes of common stock. The 1993 Long-Term Incentive Plan provides for the granting of stock options, SARs, restricted stock, performance units, performance shares and phantom stock to employees of the Company and its subsidiaries and the granting of stock options to non-employee directors of the Company.
       In May 1994, the stockholders approved an increase of 5 million shares of Common Stock that may be awarded under the 1993 Long-Term Incentive Plan. As of December 31, 1995, the exercise prices of all stock options granted under the 1993 Long-Term Incentive Plan were equal to the closing price of the Common Stock on the New York Stock Exchange on the date of grant.
       In February 1996, the Company's Compensation Committee and Board of Directors approved an amendment to increase the number of shares of Common Stock that may be awarded under the 1993 Long-Term Incentive Plan by 6 million, which is subject to stockholder approval at the 1996 Annual Meeting.
       In connection with the acquisition of Next Level, the Company entered into restricted stock agreements with Next Level stockholders who, prior to the merger, held Next Level Common Stock that was subject to repurchase rights. The repurchase rights generally permit the Company to repurchase shares of Common Stock upon a termination of employment. At the acquisition date, unearned compensation, based on the unamortized excess of the market value of the shares awarded over the price paid by the recipient at the date of grant, was charged to stockholders' equity and is being amortized to expense over the vesting period, which expires in July 1999.

       The following table summarizes stock option activity relating to the Company's stock option plans.


                                                                                    Number of                       Option Price
                                                                                       Shares                   (range per share)
- ----------------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1993 ....................................                     4,444                    $ 1.51 - $ 2.75
Grants ............................................................                     3,069                     15.88 -  28.88
Exercised .........................................................                    (2,564)                     1.51 -   2.75
Exchange of SARs ..................................................                       288                               2.75
Cancelled .........................................................                      (178)                     2.75 -  15.88
- ----------------------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1993 ..................................                     5,059                      1.51 -  28.88
Grants ............................................................                     4,470                     25.19 -  32.13
Exercised .........................................................                    (1,955)                     1.51 -  23.50
Cancelled .........................................................                    (2,637)                     2.75 -  29.94
- ----------------------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1994 ..................................                     4,937                      1.51 -  32.13
Grants ............................................................                     8,933                     18.88 -  39.50
Exercised .........................................................                    (1,103)                     1.51 -  26.38
Cancelled .........................................................                    (3,116)                    15.88 -  33.25
- ----------------------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1995 ..................................                     9,651                      1.51 -  39.50
- ----------------------------------------------------------------------------------------------------------------------------------

Exercisable at December 31, 1995 ..................................                     2,342                      1.51 -  32.13

- ----------------------------------------------------------------------------------------------------------------------------------

   At December 31, 1995 and 1994, 295 and 6,100 shares, respectively, were reserved for future awards under the Company's stock award plans.
       In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which will be adopted by the Company in 1996. SFAS No. 123 defines a new "fair value" method of accounting for stock-based compensation expense and requires additional disclosure for stock plans. SFAS No. 123 allows companies to continue to measure compensation costs in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Companies electing to retain this method are required to present pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. The Company will continue to use the provisions of APB No. 25 which does not require the Company to record compensation expense related to stock options it awards to employees. In 1996, the Company will disclose the pro forma effect of the fair value method on 1995 and 1996 net income and earnings per share.

12 Derivatives and Other Financial Instruments
   Derivative financial instruments are utilized by the Company to reduce market risks arising from changes in foreign exchange and interest rates. The Company does not use derivative financial instruments for trading purposes, nor does it engage in currency or interest rate speculation. The Company believes that the various counterparties with which the Company enters into interest rate hedge agreements and currency exchange contracts consist of only financially sound institutions and, accordingly, believes that the credit risk for non-performance of these contracts or concentration of instruments with a single counterparty is remote. The Company monitors its underlying exchange rate and interest rate exposures and its derivative hedging instruments on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed.
       Foreign Exchange Instruments. The Company enters into forward exchange contracts on a month-to-month basis to hedge foreign currency exposure with regard to certain monetary assets and liabilities denominated in currencies other than the U.S. dollar. These contracts generally do not subject the Company's results of operations to risk of exchange rate movements because gains and losses on these contracts generally offset, in the same period, gains and losses on the monetary assets and liabilities being hedged.
       On a selective basis, the Company enters into forward exchange and purchased option contracts to hedge the currency exposure of contractual and other firm commitments denominated in foreign currencies. The Company may also enter into forward exchange and purchased option contracts designed to hedge the currency exposure of anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The purpose of these activities is to protect the Company from the risk that the eventual net cash flows in U.S. dollars from foreign receivables and payables will be adversely affected by changes in exchange rates. Gains and losses on hedges related to contractual and other firm commitments are deferred and recognized in the Company's results of operations in the same period as the gain or loss from the underlying transactions. Gains and losses on forward exchange contracts used to hedge anticipated, but not yet committed, transactions are recognized in the Company's results of operations as changes in exchange rates for the applicable foreign currencies occur. Historically, foreign exchange contracts with respect to contractual and other firm commitments and anticipated, but not yet committed, transactions have been short-term in nature. In addition, purchased options have had no intrinsic value at the time of purchase.
       The Company generally settles forward exchange contracts at maturity at prevailing market rates. The Company recognizes in its results of operations over the life of the contract the amortization of contract premium or discount. The amortization of these premiums or discounts during each of the three years in the period ended December 31, 1995 was not significant. During 1995, in response to first half of the year appreciation in the New Taiwanese dollar, the Company increased the volume of forward exchange contracts utilized to hedge its cash flows in Taiwan. As of December 31, 1995 and 1994, the Company had outstanding forward exchange contracts in the amounts of $162 and $3 million, respectively, comprised of foreign currencies which were to be purchased (principally the New Taiwanese dollar) and $46 and $36 million, respectively, comprised of foreign currencies which were to be sold (principally the Japanese Yen and Canadian dollar). All outstanding forward exchange contracts at December 31, 1995 and 1994 mature within six months, and the fair values of such contracts approximated their carrying values. Accordingly, deferred gains or losses on such contracts at December 31, 1995 and 1994 were not significant. Foreign currency transaction losses included in net income were $10 million in 1995. Gains and losses in 1994 and 1993 were not significant. As of December 31, 1995 and 1994, the Company had no purchased option contracts outstanding.
       Interest Rate Instruments. On a selective basis, the Company from time to time enters into interest rate cap or swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt under the Credit Agreement. The Company recognizes in its results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate caps. Net payments or receipts resulting from these agreements are recorded as adjustments to interest expense. The effect of interest rate instruments on the Company's results of operations in each of the three years in the period ended December 31, 1995 was not significant.
       In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate amount of $150 million of outstanding variable-rate borrowings under the Credit Agreement. Each contract has a notional amount of $75 million and a one-year term, covering the period from January 3, 1995 through January 3, 1996. At December 31, 1995, the fair value of interest rate agreements was nominal.
       Other Financial Instruments. The carrying value of cash and cash equivalents approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the Company's senior bank indebtedness approximates fair value because the underlying instruments have variable interest rates that adjust to market on a short-term basis. The estimated fair value of the Notes, which are publicly traded, as of December 31, 1995 and 1994 was $544 and $633 million, respectively, based on quoted market prices.

13 Segment Information
   The Company's major business segments are Broadband Communications and Power Semiconductor. Broadband Communications offers a variety of products and services for the cable and satellite television industries, including active and passive electronics, subscriber terminals, coaxial and fiber optic cable, and encryption/decryption equipment for the scrambling and descrambling of satellite television programming. Products offered by Power Semiconductor include discrete power rectifying and transient voltage suppression components used in telecommunications, automotive and consumer electronic products. A significant portion of the Company's products are manufactured or assembled in Mexico, Taiwan and Ireland. At December 31, 1995, the net assets of these production operations were $1, $72 and $29 million, respectively.
       Operating profit represents net revenue less operating expenses including the effects of acquisition adjustments, but excluding interest, unallocated corporate expenses and income taxes. Identifiable assets are those used in the operations of each segment or geographic area.

- ------------------------------------------------------------------------------------------------------------------------------------
                                            United States(1)        Europe       Far East       0ther   Eliminations Consolidated(2)
- ------------------------------------------------------------------------------------------------------------------------------------
   Operations by Geographic Area:

   Year ended December 31, 1995:
       Net sales ...........................    $2,153,144        $ 210,436     $  38,505      $ 29,939     $    --       $2,432,024
       Transfers (3) .......................       202,091           47,801       250,190          --        (500,082)          --
                                                ----------        ---------     ---------      --------     ---------     ----------
           Net revenues ....................     2,355,235          258,237       288,695        29,939      (500,082)     2,432,024
       0perating profit ....................       137,958(4)        55,533        20,583        19,327          --          233,401
       Identifiable assets .................     1,803,922          105,356       217,639        31,734          --        2,158,651
   Year ended December 31, 1994:
       Net sales ...........................     1,822,383          151,644        32,803        29,493          --        2,036,323
       Transfers (3) .......................       140,691           32,772       221,930        23,264      (418,657)          --
                                                ----------        ---------     ---------      --------     ---------     ----------
           Net revenues ....................     1,963,074          184,416       254,733        52,757      (418,657)     2,036,323
       0perating profit ....................       300,797           16,854        20,186         4,336          --          342,173
       Identifiable assets .................     1,690,608           85,007       179,426        17,331          --        1,972,372
   Year ended December 31, 1993:
       Net sales ...........................     1,224,968          123,752        28,483        15,319          --        1,392,522
       Transfers (3) .......................       111,507           15,289       163,171        17,331      (307,298)          --
                                                ----------        ---------     ---------      --------     ---------     ----------
           Net revenues ....................     1,336,475          139,041       191,654        32,650      (307,298)     1,392,522
       0perating profit ....................       183,635            9,334        15,218           821          --          209,008
       Identifiable assets .................     1,519,343           66,749       163,957         6,101          --        1,756,150

- ------------------------------------------------------------------------------------------------------------------------------------
(1) Net  sales by  geographic  segment  reflect  the  originating  source of the unaffiliated sale. Included in the U.S. net sales amount are export sales of
    $513, $413 and $238 million in 1995, 1994 and 1993, respectively.
(2) A limited  number of  cable  and  satellite  television  operators provide services to a large percentage  of television  households  in the  U.S.  The loss of some of these operators as customers  could have a material  adverse effect on the Company's sales. One customer, including affiliates, accounted for 20%, 15% and 11% of the Company's consolidated  net sales in 1995, 1994 and 1993, respectively.  Sales to this customer are made primarily from the
    Broadband  Communications segment.
(3) Intercompany  transfers reflect  the originating  geographic source  of the transfer and principally reflect product  assembly which is accounted for at cost plus a nominal  profit.
(4) Includes  a  one-time  charge of  $140 million for  purchased  in-process technology  in  connection  with the Company's  acquisition of Next Level
    Communications.




                                                                 Broadband               Power
                                                            Communications       Semiconductor         Corporate       Consolidated
- ------------------------------------------------------------------------------------------------------------------------------------
Operations by Segment:

Year ended December 31, 1995:
   Net sales ..........................................       $ 2,017,755          $   414,269       $      --          $ 2,432,024
   0perating profit ...................................           132,172(1)           101,229              --              233,401
   Corporate expenses .................................              --                   --             (28,100)           (28,100)
   Identifiable assets ................................         1,752,625              406,026              --            2,158,651
   Corporate assets ...................................              --                   --             142,107            142,107
   Capital expenditures ...............................           124,261               34,990               190            159,441
   Depreciation and amortization expense ..............            90,394               19,417               329            110,140
Year ended December 31, 1994:
   Net sales ..........................................         1,720,634              315,689              --            2,036,323
   0perating profit ...................................           281,612               60,561              --              342,173
   Corporate expenses .................................              --                   --             (26,102)           (26,102)
   Identifiable assets ................................         1,600,559              371,813              --            1,972,372
   Corporate assets ...................................              --                   --             136,579            136,579
   Capital expenditures ...............................           112,080               23,406               254            135,740
   Depreciation and amortization expense ..............            77,333               19,642               375             97,350
Year ended December 31, 1993:
   Net sales ..........................................         1,124,749              267,773              --            1,392,522
   0perating profit ...................................           165,617               43,391              --              209,008
   Corporate expenses .................................              --                   --             (21,465)           (21,465)
   Identifiable assets ................................         1,397,321              358,829              --            1,756,150
   Corporate assets ...................................              --                   --              19,938             19,938
   Capital expenditures ...............................            43,630               23,319               111             67,060
   Depreciation and amortization expense ..............            73,501               23,546               411             97,458


- ------------------------------------------------------------------------------------------------------------------------------------
(1)  Includes  a  one-time  charge  of $140  million  for  purchased  in-process technology in  connection  with the  Company's  acquisition  of  Next Level
     Communications.

- --------------------------------------------------------------------------------
14 Quarterly Financial Data (Unaudited)
   Summarized quarterly data for 1995 and 1994 are as follows:

- ------------------------------------------------------------------------------------------------------------------------------------

                                                                       Quarter Ended
                                ----------------------------------------------------------------------------------------------------
                                            March 31,                June 30,             September 30,             December 31,
                                ----------------------------------------------------------------------------------------------------
                                     1995     1994(1)        1995        1994      1995(2)         1994         1995      1994(3)
- ------------------------------------------------------------------------------------------------------------------------------------
   Net sales ................   $ 608,716   $ 432,521   $ 611,639   $ 508,783   $ 563,251     $ 554,750    $ 648,418    $ 540,269
   Gross profit .............     190,832     149,153     195,370     154,913     179,443       165,370      175,740      163,302
   Net income (loss) ........   $  57,055   $  50,985   $  54,051   $  52,001   $ (40,892)    $  56,781    $  53,568    $  86,768
   Earnings (loss) per share:(4)
      Primary ...............   $     .46   $     .41   $     .44   $     .42   $    (.33)    $     .46    $     .43    $     .70
      Fully diluted(5) ......         .42         .40         .40         .40        (.33)          .44          .39          .64

- ------------------------------------------------------------------------------------------------------------------------------------
   Common Stock
      Prices:(4)(6)
         High ...............   $  36 1/4   $  30 7/8   $  39 1/4   $  31 5/8   $  41 5/8     $  33 1/2    $  29 3/4    $  34 5/8
         Low ................      25 5/8      21 1/2      30 1/2      21 1/4      30 1/4        28 3/8       18 1/4       26 3/4

- ------------------------------------------------------------------------------------------------------------------------------------
(1) Includes a cumulative effect charge of $2 million, or $.02 per primary share and $.01 per fully diluted  share,  to reflect the adoption of SFAS No. 112.
(2) Includes a  non-recurring  $90  million  net-of-tax charge  for  purchased in-process technology in  connection  with  the  acquisition  of Next Level
    Communications.
(3) Includes  an  income  tax  benefit of $30  million for  the  reversal  of a valuation allowance  related to domestic  deferred  tax  assets.
(4) Per share and Common Stock price data for all  periods  presented  have been restated to reflect the 1994  two-for-one  stock split.
(5) The  sum of  the four quarters does not  equal the full-year  fully-diluted calculation because the Company recorded a loss in the third quarter of 1995 for  purchased in-process  technology;  the  impact of  which  had  an anti-dilutive  effect on the Company's normalized fully-diluted calculation during this period but not on the full-year calculation.
(6) The New  York  Stock  Exchange  is  the  principal  market  on which  these securities  are traded.  The Company did  not pay  dividends  on its Common
    Stock during 1995 or 1994.
