Form 10-K, Exhibit 13
period 1996-12-31
GENERAL INSTRUMENT CORP /DE/
filed 1997-03-21
CIK 40656

                                                                      Exhibit 13

FIVE YEAR SUMMARY


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31,
                                                      ----------------------------------------------
(In millions, except per share data)                    1996*     1995*     1994*     1993*     1992*
----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales ..........................................  $2,690    $2,432    $2,036    $1,393    $1,075
Cost of sales ......................................   1,998     1,691     1,404       956       755
Selling, general and administrative.................     266       224       180       149       137
Research and development............................     209       147       111        74        58
Purchased in-process technology.....................      --       140        --        --        --
NLC litigation costs ...............................     141        --        --        --        --
Operating income ...................................      52       205       316       188        98
Interest expense--net ..............................     (46)      (41)      (53)      (72)     (110)
Income (loss) before extraordinary item
   and cumulative effect of changes in
   accounting principles ...........................      (2)      124       248        90       (41)
Net income (loss) ..................................  $   (2)   $  124    $  247    $   91    $  (53)
Weighted average shares outstanding ................     132       124       123       122        98
Primary earnings (loss) per share before
   extraordinary item and cumulative effect
   of changes in accounting principles .............  $ (.01)   $ 1.00    $ 2.01    $  .74    $ (.42)
Fully diluted earnings (loss) per share before
   extraordinary item and cumulative effect
   of changes in accounting principles .............    (.01)      .96      1.89       .74      (.42)


----------------------------------------------------------------------------------------------------
                                                                        December 31,
                                                      ----------------------------------------------
                                                        1996      1995      1994      1993      1992
----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (negative) .........................  $  548    $  362    $  213    $  (16)   $  (14)
Property, plant and equipment--net .................     571       437       344       262       266
Total assets .......................................   2,707     2,301     2,109     1,776     1,727
Long-term debt, including current maturities .......     703       743       797       840       989
Stockholder's equity ...............................   1,173       915       677       389       291

----------------------------------------------------------------------------------------------------


*1996 includes charges of $237 ($151 net-of-tax), or $1.14 per primary share, reflecting restructuring charges related to the Company's plan to separate into three independent companies, NLC litigation costs and other charges primarily related to the transition to the Company's next-generation digital products and the write-down of certain assets. (See Notes 2, 9 and 15 to the consolidated financial statements.)

*1995 includes a charge of $140 ($90 net-of-tax), or $.72 per primary share and $.62 per fully diluted share, for purchased in-process technology in connection with the Company's acquisition of NLC.

*1994 includes an income tax benefit of $30, or $.24 per primary share and $.20 per fully diluted share, as a result of a reduction in a valuation allowance, as of December 31, 1994, related to domestic deferred income tax assets.

*1993 includes a cumulative effect credit of $10 and a cumulative effect charge of $10 to reflect the adoption of Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively.

*1992 includes a $12 extraordinary charge for the write-off of deferred financing costs in connection with the early extinguishment of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   (Dollars in millions)
---------------------------------------------------------------------
                                       Year Ended December 31,
                             ---------------------------------------
                                 1996           1995           1994
---------------------------------------------------------------------
SEGMENT
INFORMATION:
Net Sales
   Broadband
Communications.............  $  2,328       $  2,018       $  1,720
   Power
Semiconductor..............       362            414            316
                             ---------      ---------      --------
   Total                     $  2,690         $2,432       $  2,036
                             ---------      ---------      --------

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 WITH THE YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales for the year ended December 31, 1996 were $2,690 compared to $2,432 for the year ended December 31, 1995, an increase of $258, or 11%. This increase in net sales reflects higher sales in the Broadband Communications segment, partially offset by lower sales in the Power Semiconductor segment.

    Broadband Communications sales for the year ended December 31, 1996 were $2,328 compared to $2,018 for the year ended December 31, 1995. Worldwide terrestrial broadband sales (consisting of digital and analog cable and wireless television systems, network transmission systems and coaxial, fiber optic and other high-performance electronic cables) increased $360, or 26%, from 1995 to $1,753 in 1996 primarily as a result of increased U.S. sales volume of CFT-2200 advanced analog set-top terminals, first-time sales of DCT-1000 MPEG-2 digital set-top terminals and increased global sales volume of mature analog addressable set-top terminals, transmission electronics and CommScope cables. These sales reflect the continued commitment of domestic cable television operators to deploy state-of-the-art addressable systems and enhanced services and the continued deployment of new cable television systems in international markets. International terrestrial broadband sales increased $149, or 33%, to $599 in 1996 and represented 34% of worldwide terrestrial broadband sales in 1996
compared to 32% in 1995.   Worldwide satellite broadband sales decreased $50, or
8%, from 1995 to $575 in 1996 due to lower sales volume of digital satellite receivers to PRIMESTAR Partners and VideoCipher RS(Trademark) analog satellite modules and receivers, partially offset by higher sales volumes of DigiCipher(Registered Trademark)II/MPEG-2 digital satellite systems and digital video broadcast (DVB) compliant Magnitude(Registered Trademark) satellite encoders.

    Power Semiconductor sales decreased $52, or 13%, from 1995 to $362 in 1996. This decrease reflects the overall slowdown in the semiconductor industry as Power Semiconductor's OEM customers and distributors aligned their inventories with future needs. International sales decreased $41, or 14%, to $261 and represented 72% of the division's worldwide sales in 1996 compared to 73% in 1995.

    GROSS PROFIT (NET SALES LESS COST OF SALES). Gross profit decreased $49, or 7%, to $692 in 1996 from $741 in 1995 and was 26% of sales in

1996 compared to 30% in 1995.

    Broadband Communications segment gross profit decreased $21, or 4%, from 1995 to $561 in 1996 and was 24% of sales in 1996 compared to 29% in 1995. The lower gross profit margin in 1996 included $71 of charges recorded in the fourth quarter of 1996 for the write-down of inventories to their estimated net realizable values and the accrual of upgrade and product warranty liabilities primarily related to the transition to the Company's next-generation digital products. (See Note 15 to the consolidated financial statements.) The lower gross profit margin also reflects the shift in product mix from higher margin VideoCipher RS(Trademark) analog satellite receiver consumer modules to new advanced analog and digital television system products, which initially carry lower margins. Power Semiconductor gross profit in 1996 decreased 18% from 1995 and decreased as a percentage of sales to 36% in 1996 from 38% in 1995 as a result of lower volume and pricing pressures due to the slowdown in the industry discussed above.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expense was $266 in 1996 compared to $224 in 1995 and was 10% of sales in 1996 compared to 9% of sales in 1995. SG&A base spending was greater in 1996 than in 1995 as the Company targeted new growth opportunities, including the marketing of NLC broadband access systems to telephone companies for interactive digital video, voice and data services, and the Company increased its sales force, field support and marketing activities to take advantage of continued growth opportunities in international cable and satellite television and worldwide telecommunications markets. SG&A expense in 1996 also included $23 of charges for costs related to the Company's plan to separate into three independent companies, the write-down of various fixed assets to their estimated net realizable values and accruals for environmental and litigation matters. (See Note 15 to the consolidated financial statements.) SG&A expenses incurred for the year ended December 31, 1995 included a $7 restructuring charge for costs related to the reorganization of the Company's Communications Division and the consolidation of the Company's corporate headquarters into one location and $14 related to a national advertising campaign for C-band satellite systems.

    RESEARCH AND DEVELOPMENT. Research and development expense increased $62, or 42%, to $209 in 1996 from $147 in 1995 and was 8% of sales in 1996 compared to 6% in 1995. The increased level of spending reflects: the continued development of next-generation products, including cable modems and telephone company access products through NLC, as well as the modification of existing products for international markets; continued development of enhanced addressable analog terminals and advanced digital systems for cable and satellite television distribution; ongoing cost-reduction programs; and product development and international expansion through strategic alliances. The Company's research and development expenditures are expected to approximate $225 for the year ending December 31, 1997.

    NLC LITIGATION COSTS. In June 1996, the Company recorded a pre-tax charge of $141 reflecting the judgment and costs of litigation in the case involving NLC, its founders and DSC Communications Corporation (the "NLC Litigation"). (See Notes 9 and 16 to the consolidated financial statements.)

    INTEREST EXPENSE-NET. Net interest expense increased $5 to $46 in 1996 from $41 in 1995. This increase reflects a $7 benefit recorded in 1995 for the settlement of certain tax matters and $4 of interest accrued in 1996 related to the NLC Litigation, partially offset by lower weighted-average borrowings in 1996 compared to 1995.

    INCOME TAXES. Income tax expense was $7 in 1996 compared to $39 in 1995, with effective tax rates of 134% and 24% in 1996 and 1995, respectively. Excluding the NLC-related charges and related tax benefits recorded in June 1996 and September 1995 and the $12 credit related to the settlement of certain tax matters during the first quarter of 1995, the effective tax rates would have been 39% in 1996 and 33% in 1995. (See Note 7 to the consolidated financial statements.)

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

       Broadband Communications sales increased $298, or 17%, to $2,018 in 1995, primarily as a result of increased sales volume of DigiCipher(Registered Trademark) digital television system products, CFT-2200 advanced analog addressable terminals and CommScope cable products, partially offset by decreased sales of C-band satellite systems. The higher sales volume primarily reflects commercialization of digital broadband systems in the United States and deployment of new cable television systems in international markets. International sales of cable television electronics and CommScope cables increased $86, or 24%, to $450 for the year ended December 31, 1995 in comparison to 1994 and represented 32% of total cable television electronics and CommScope cable sales in 1995 compared to 29% in 1994. The increased DigiCipher(Registered Trademark) digital television system product sales in 1995 consisted primarily of sales of digital satellite consumer receivers to PRIMESTAR Partners. Sales of DigiCipher(Registered Trademark) products represented 20% of 1995 Broadband Communications sales. In 1994, the Company had significant sales of VideoCipher RS(Trademark) analog satellite receiver consumer modules to persons who had been receiving without authorization (or "pirating") the commercial satellite programming data signals. In 1995, sales of these modules were at lower levels as expected.

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

       Broadband Communications segment gross profit in 1995 increased 11% over 1994. Gross profit margin for Broadband Communications was 29% in 1995, down from 31% in 1994, as a result of a shift in product mix from higher margin VideoCipher RS(Trademark) analog satellite receiver consumer modules to CFT-2200 advanced analog and DigiCipher(Registered Trademark) digital television system products, new products which initially carry lower margins. The decrease in gross profit resulting from a shift in product mix was partially offset by higher margins earned on mature products as a result of cost-reduction programs. Power Semiconductor gross profit in 1995 increased 49% over 1994 and increased as a percentage of sales to 38% in 1995 from 34% in 1994, primarily as a result of volume efficiencies and favorable product mix.

       SELLING, GENERAL AND ADMINISTRATIVE. SG&A expense was $224 in 1995 compared to $180 in 1994 and represented 9% of sales in each period. SG&A expense in 1995, reflecting higher sales volume, included: marketing and selling costs incurred by the Company to increase its sales force; field support and marketing activities to take advantage of increased growth opportunities in international cable and satellite television and worldwide telecommunications markets; a national advertising campaign to support sales of C-Band satellite systems; and a $7 restructuring charge for costs primarily related to the reorganization of the Company's Communications Division and the consolidation of the Company's corporate headquarters into one location.

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

      PURCHASED IN-PROCESS TECHNOLOGY. In connection with the completion of the acquisition of NLC in September 1995, the Company recorded a pre-tax charge of $140 for purchased in-process technology which had not yet reached technological feasibility and had no alternative future use. Further development expenditures primarily consist of costs for design, prototype development and lab and field testing.

      INTEREST EXPENSE-NET. Net interest expense decreased $12, to $41 in 1995 from $53 in 1994. The decrease resulted from lower weighted-average borrowings in 1995 and a $7 benefit related to the settlement of certain tax matters, partially offset by higher interest rates.

       INCOME TAXES. Income tax expense was $39 in 1995 and $10 in 1994. Before the NLC-related charge and related tax benefit and the settlement of certain tax matters in 1995 and the release of valuation reserves in 1994, the Company's effective tax rate would have been 33% in 1995 and 45% in 1994. The decrease in the effective rate in 1995 reflects the utilization of foreign tax credits and a decision to permanently reinvest the undistributed earnings of certain foreign entities. (See Note 7 to the consolidated financial statements.)

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations for the year ended December 31, 1996 was $44 compared to $232 and $162 for 1995 and 1994, respectively. Cash provided by operations decreased by $188 in 1996 compared to 1995 due to lower operating income, adjusted for non-cash items, recorded in 1996 and increased working capital in 1996. Cash provided by operations increased $70 in 1995 compared to 1994 due primarily to lower working capital increases in 1995 compared to 1994.

       At December 31, 1996, working capital was $548 compared to $362 at December 31, 1995 and $213 at December 31, 1994. The working capital increases in 1996 over 1995 and in 1995 over 1994 were due primarily to increased sales volume and corresponding increases in accounts receivable and inventory build-up to support business growth and the introduction of new products, partially offset by related increases in accounts payable. Based on current levels of order input and backlog, as well as significant sales agreements not yet reflected in order and backlog levels, the Company believes that working capital levels are appropriate to support future operations. There can be no assurance, however, that future industry-specific developments or general economic trends will not alter the Company's working capital requirements.

      During the year ended December 31, 1996, the Company invested $228 in equipment and facilities compared with $159 and $136 in 1995 and 1994, respectively. The higher levels of capital spending were attributable to capacity expansion across all businesses to meet increased current and expected future demands for analog and digital products, coaxial cable and discrete semiconductors. In 1997, the Company expects to continue to expand its capacity to meet increased current and expected future demands with capital expenditures for the year expected to approximate $250.

       The Company's research and development expenditures were $209 for the year ended December 31, 1996 compared to $147 and $111 in 1995 and 1994, respectively, and are expected to approximate $225 for the year ending December 31, 1997. (See "Comparison of Results of Operations for the Year Ended December 31, 1996 with the Year Ended December 31, 1995-Research and Development" above.)

       At December 31, 1996, the Company had $20 of cash and cash equivalents on hand compared to $36 and $5 at December 31, 1995 and 1994, respectively. At December 31, 1996, long-term debt (including current maturities) was $703, compared to $743 and $797 at December 31, 1995 and 1994, respectively.

       In 1996, the Company strengthened its balance sheet and enhanced its financial flexibility through the conversion of $260 of its original $500 of 5% Convertible Junior Subordinated Notes ("Convertible Notes") into Common Stock. (See Note 8 to the consolidated financial statements.)

       In August 1996, the Company amended and restated its senior bank credit agreement (as further amended and restated, the "Credit Agreement") to lower its interest costs and commitment fees, increase available credit commitments and obtain greater operating flexibility with less restrictive financial and operating covenants. The Credit Agreement provides for a $650 unsecured revolving credit facility and matures on December 31, 2001. Amounts outstanding under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Credit Agreement contains financial and operating covenants, including limitations on contingent obligations and liens, and requires the maintenance of certain financial ratios. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. At December 31, 1996, the Company was in compliance with all financial and operating covenants and had borrowings of $414.

       In June 1996, a final judgment against NLC and the individual defendants was entered in the NLC Litigation which, in February 1997, was affirmed in part, reversed in part and remanded to the trial court by the U.S. Court of Appeals for the Fifth Circuit. The Company expects the judgment on remand to result in a damage award of not more than $138 plus accrued interest. The Company has the ability and intent to pay this judgment utilizing borrowings under the Credit Agreement.

       During 1997, the Company expects to incur $50 to $70 of after-tax charges for costs related to dividing the Company's Taiwan operations between NextLevel Systems, Inc. and General Semiconductor, Inc. and additional transaction costs related to the restructuring, of which approximately 50% will be payable in 1997. (See Note 2 to the consolidated financial statements.) The Company intends to borrow under the Credit Agreement and from existing lenders to fund amounts payable in 1997.

       Prior to the completion of the restructuring of the Company, the Company intends to issue a notice to redeem all outstanding Convertible Notes. The Company believes it will be able to obtain adequate bank financing to fund Convertible Notes which are not converted but are redeemed for cash.

       The Company's principal sources of liquidity both on a short-term and long-term basis are cash flow provided by operations and borrowings under the Credit Agreement. The Company believes that, based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and the expected results of operations in the future, operating cash flow, funding under the Credit Agreement and additional funding from existing lenders will be adequate to fund operations, research and development expenditures, capital expenditures and debt service for the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations.
There can be no assurance, however, that future industry-specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

       On a selective basis, the Company enters into interest rate cap or swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt. In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate notional amount of $150 of outstanding variable-rate borrowings under the Credit Agreement. The interest rate cap agreements expired on January 3, 1996. The Company monitors its underlying interest rate exposures on its variable-rate debt on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. (See Note 13 to the consolidated financial statements for additional information on the Company's hedging strategies.)

NEW TECHNOLOGIES
The Company has entered a new competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. In this regard, the Company has made significant investments to develop advanced systems and equipment for the cable and satellite television, local telephone access, and Internet/data delivery markets.

       The Company believes that a key step in the evolution of cable television system architecture and satellite delivery of programming is the implementation of digital video compression, which converts television signals to a digital format and then compresses the signals of several channels of television programming into the bandwidth currently used by just one analog channel. The Company has developed and is deploying digital television systems that enable cable television operators and satellite programmers to deliver over their existing networks up to 16 times as much information as is possible with existing analog technology.

       As a result of the high costs of initial production, digital products currently being shipped carry substantially lower margins than the Company's mature analog products. As the Company progresses through the initial stages of production of its digital products, the Company expects these margins to improve.

       In September 1995, the Company acquired NLC, which was formed to design, manufacture and market a next-generation telecommunications broadband access system for the delivery of telephony, video and data from a telephone company central office or cable television headend to the home. NLC's product, NLevel(3), is designed to permit the cost-effective delivery of a suite of standard telephony and advanced services such as high-speed Internet/data, work-at-home, distance-learning, video-on-demand and video-telephony to the home from a single access platform. The NLevel(3) system is designed to work with and enhance existing telephony networks and offers the capability to provide voice services (POTS), ISDN, high-speed Internet/data and video services over both copper-twisted-pair and fiber-to-the-curb networks. In the fourth quarter of 1996, NYNEX Corporation entered into an agreement with NLC to deploy approximately one million lines of transport electronics in the greater Boston and New York City areas to carry voice, video and data services. NYNEX also has options to extend its deployment of the NLevel(3) system up to five million lines. A significant amount of research and development expenditures will be required to fund the successful deployment and market growth of telephony networks. The Company does not expect NLC to generate significant revenues until 1998 and there can be no assurance that delays will not occur in the deployment of NLC's products or that the products will be commercially successful.

       The Company commenced initial commercial deployment of its SURFboard(Trademark) modem for cable networks during the third quarter of 1996. SURFboard(Trademark) enables network operators to link subscribers to interactive video and data services at speeds up to 1,000 times faster than conventional telephone modems. SURFboard(Trademark) modems have been selected in the U.S. and internationally by several cable operators, including Continental Cable, Adelphia Cable, Television International in Mexico and Red Argentina, Argentina's largest cable television operator. There can be no assurance that the SURFboard(Trademark) product line will be commercially successful.

       With these new technologies and applications under development, the Company believes it is well positioned to take advantage of the opportunities presented in the new competitive environment. There can be no assurance, however, that these technologies and applications will be successfully developed, or, if they are successfully developed, that they will be implemented by the Company's customers or that the Company will otherwise be able to successfully exploit these technologies and applications.

FOREIGN EXCHANGE
A significant portion of the Company's products are manufactured or assembled in countries outside the United States. In addition, as mentioned above, the Company's sales of its equipment into international markets have increased. These foreign operations are subject to risk with respect to currency exchange rate fluctuations. The Company monitors its underlying exchange rate exposures on an ongoing basis and continues to implement selective hedging strategies to reduce the market risks from changes in exchange rates. (See Notes 13 and 14 to the consolidated financial statements.)

EFFECT OF INFLATION
The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, uncertainties relating to economic conditions, uncertainties relating to government and regulatory policies, uncertainties relating to customer plans and commitments, the Company's dependence on the cable television industry and cable television spending, signal security, the pricing and availability of equipment, materials and inventories, technological developments, the competitive environment in which the Company operates, changes in the financial markets relating to the Company's capital structure and cost of capital, the uncertainties inherent in international operations and foreign currency fluctuations. The words "believe," "expect," "anticipate," "project" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of General Instrument Corporation:

    We have audited the consolidated balance sheets of General Instrument Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Instrument Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 11 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.

/S/ DELOITTE & TOUCHE LLP
----------------------------
  DELOITTE & TOUCHE LLP

CHICAGO, ILLINOIS
FEBRUARY 3, 1997
(FEBRUARY 28, 1997 AS TO NOTE 16)

                         GENERAL INSTRUMENT CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
NET SALES...............................................................  $  2,689,688  $  2,432,024  $  2,036,323
                                                                          ------------  ------------  ------------
OPERATING COSTS AND EXPENSES
  Cost of sales.........................................................     1,997,625     1,690,639     1,403,585
  Selling, general and administrative...................................       265,717       224,269       179,631
  Research and development..............................................       209,257       147,253       111,462
  Purchased in-process technology.......................................       --            139,860       --
  NLC litigation costs..................................................       141,000       --            --
  Amortization of excess of cost over fair value of net assets
    acquired............................................................        24,577        24,702        25,574
                                                                          ------------  ------------  ------------
    Total operating costs and expenses..................................     2,638,176     2,226,723     1,720,252
                                                                          ------------  ------------  ------------
OPERATING INCOME........................................................        51,512       205,301       316,071
Other income (expense)--net.............................................           361        (1,894)       (5,154)
Interest expense--net...................................................       (46,356)      (41,059)      (52,751)
                                                                          ------------  ------------  ------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.............................................................         5,517       162,348       258,166
Provision for income taxes..............................................        (7,381)      (38,566)       (9,714)
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.............................................................        (1,864)      123,782       248,452
Cumulative effect of change in accounting principle.....................       --            --             (1,917)
                                                                          ------------  ------------  ------------
NET INCOME (LOSS).......................................................  $     (1,864) $    123,782  $    246,535
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

Weighted Average Shares Outstanding.....................................       132,390       124,374       123,393
EARNINGS (LOSS) PER SHARE:
  Primary:
    Income (loss) before cumulative effect of change in accounting
      principle.........................................................  $       (.01) $       1.00  $       2.01
    Cumulative effect of change in accounting principle.................       --            --               (.01)
                                                                          ------------  ------------  ------------
    Net income (loss)...................................................  $       (.01) $       1.00  $       2.00
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Fully Diluted:
    Income (loss) before cumulative effect of change in accounting
      principle.........................................................  $       (.01) $        .96  $       1.89
    Cumulative effect of change in accounting principle.................       --            --               (.01)
                                                                          ------------  ------------  ------------
    Net income (loss)...................................................  $       (.01) $        .96  $       1.88
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                See notes to consolidated financial statements.

                         GENERAL INSTRUMENT CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1996          1995
                                                                                       ------------  ------------
                                                     ASSETS
Current Assets:
Cash and cash equivalents............................................................   $   20,252    $   36,382
Short-term investments...............................................................       49,946        --
Accounts receivable, less allowance for doubtful accounts of $17,536 and $14,321,
  respectively.......................................................................      544,430       367,672
Inventories..........................................................................      336,516       281,398
Prepaid expenses and other current assets............................................       24,619        26,992
Deferred income taxes................................................................      107,322       111,750
                                                                                       ------------  ------------
  Total current assets...............................................................    1,083,085       824,194

Property, plant and equipment--net...................................................      571,051       437,194
Intangibles, less accumulated amortization of $110,298 and $94,654, respectively.....      131,051       146,646
Excess of cost over fair value of net assets acquired, less accumulated amortization
  of $160,231 and $135,654, respectively.............................................      827,373       842,954
Investments and other assets.........................................................       28,999        27,576
Deferred income taxes, net of valuation allowance....................................       58,891         8,885
Deferred financing costs, less accumulated amortization of $28,070 and $28,045,
  respectively.......................................................................        6,401        13,309
                                                                                       ------------  ------------
TOTAL ASSETS.........................................................................   $2,706,851    $2,300,758
                                                                                       ------------  ------------
                                                                                       ------------  ------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable.....................................................................   $  272,041    $  215,761
Accrued interest payable.............................................................        7,772         3,571
Income taxes payable.................................................................       20,703        33,904
Other accrued liabilities............................................................      229,894       204,874
Current portion of long-term debt....................................................        4,310         4,310
                                                                                       ------------  ------------
  Total current liabilities..........................................................      534,720       462,420

Deferred income taxes................................................................       21,457        22,221
Long-term debt.......................................................................      698,825       738,569
NLC litigation liability.............................................................      139,100        --
Other non-current liabilities........................................................      139,596       162,205
                                                                                       ------------  ------------
  Total liabilities..................................................................    1,533,698     1,385,415
                                                                                       ------------  ------------
Commitments and contingencies (See Note 9)

Stockholders' Equity:
Preferred Stock, $.01 par value; 20,000,000 shares authorized; no shares issued......       --            --
Common Stock, $.01 par value; 400,000,000 shares authorized; 137,144,412 and
  126,034,911 shares issued, respectively............................................        1,371         1,260
Additional paid-in capital...........................................................      925,166       666,190
Retained earnings....................................................................      254,552       256,416
                                                                                       ------------  ------------
                                                                                         1,181,089       923,866

Less-- Treasury Stock, at cost, 231,527 and 229,011 shares of Common Stock,
      respectively...................................................................       (7,271)       (7,246)
   --Unearned compensation...........................................................         (665)       (1,277)
                                                                                       ------------  ------------
  Total stockholders' equity.........................................................    1,173,153       915,343
                                                                                       ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........................................   $2,706,851    $2,300,758
                                                                                       ------------  ------------
                                                                                       ------------  ------------


                See notes to consolidated financial statements.

                         GENERAL INSTRUMENT CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                       RETAINED
                                                       COMMON STOCK      ADDITIONAL    EARNINGS     COMMON
                                                   --------------------   PAID-IN    (ACCUMULATED  STOCK IN     UNEARNED
                                                    SHARES     AMOUNT     CAPITAL      DEFICIT)    TREASURY   COMPENSATION
                                                   ---------  ---------  ----------  ------------  ---------  -------------
BALANCE, JANUARY 1, 1994.........................     60,131  $     601  $  502,423   $ (113,901)  $     (18)   $  --
Two-for-one stock split..........................     60,131        601        (601)      --          --           --
Exercise of stock options........................      1,954         20       9,076       --          --           --
Treasury Stock transactions......................     --         --              15       --               1       --
Issuance of restricted stock.....................         15     --             480       --          --             (389)
Tax benefit from reduction in a valuation
  allowance for domestic deferred tax assets.....     --         --          32,335       --          --           --
Net income.......................................     --         --          --          246,535      --           --
                                                   ---------  ---------  ----------  ------------  ---------  -------------
BALANCE, DECEMBER 31, 1994.......................    122,231      1,222     543,728      132,634         (17)        (389)
Exercise of stock options and related tax
  benefit........................................      1,103         11      25,897       --          --           --
Stock issued for business acquisition............      2,465         25      92,052       --          (7,229)      (1,394)
Costs associated with the sale/issuance of Common
  Stock..........................................     --         --          (1,100)      --          --           --
Amortization of unearned compensation............     --         --          --           --          --              506
Conversion of Convertible Junior Subordinated
  Notes--net.....................................        236          2       5,613       --          --           --
Net income.......................................     --         --          --          123,782      --           --
                                                   ---------  ---------  ----------  ------------  ---------  -------------
BALANCE, DECEMBER 31, 1995.......................    126,035      1,260     666,190      256,416      (7,246)      (1,277)
Exercise of stock options and related tax
  benefit........................................        162          2       3,473       --          --           --
Amortization of unearned compensation............     --         --          --           --          --              612
Conversion of Convertible Junior Subordinated
  Notes--net.....................................     10,947        109     255,503       --          --           --
Treasury Stock transactions......................     --         --          --           --             (25)      --
Net loss.........................................     --         --          --           (1,864)     --           --
                                                   ---------  ---------  ----------  ------------  ---------  -------------
BALANCE, DECEMBER 31, 1996.......................    137,144  $   1,371  $  925,166   $  254,552   $  (7,271)   $    (665)
                                                   ---------  ---------  ----------  ------------  ---------  -------------
                                                   ---------  ---------  ----------  ------------  ---------  -------------

                See notes to consolidated financial statements.

                         GENERAL INSTRUMENT CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1996         1995         1994
                                                                             -----------  -----------  -----------
OPERATING ACTIVITIES:
Net income (loss)..........................................................  $    (1,864) $   123,782  $   246,535
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization............................................      129,136      110,140       97,350
  NLC litigation costs-net.................................................       91,650      --           --
  Purchased in-process technology-net......................................      --            90,000      --
  Loss from asset write-downs and divested businesses......................       11,974      --             3,153
  Changes in assets and liabilities:
    Accounts receivable....................................................     (171,135)     (54,918)     (95,035)
    Inventories............................................................      (62,537)     (67,218)    (105,229)
    Prepaid expenses and other current assets..............................       (2,228)      (5,308)      (4,446)
    Deferred income taxes..................................................        6,133       13,531      (50,435)
    Accounts payable, income taxes payable and other accrued liabilities...       59,893       55,409       60,513
    Other non-current liabilities..........................................      (23,439)     (28,406)       4,605
  Other....................................................................        6,132       (5,185)       5,126
                                                                             -----------  -----------  -----------
Net cash provided by operating activities..................................       43,715      231,827      162,137
                                                                             -----------  -----------  -----------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment...............................     (227,902)    (159,441)    (135,740)
  Acquisitions, net of cash acquired.......................................      (29,520)      (2,775)     --
  Proceeds from sales of assets............................................        4,368        2,339        8,210
  Purchase of short-term investments.......................................      (24,974)     --           --
  Investments in other assets..............................................       (3,700)      (8,796)     --
                                                                             -----------  -----------  -----------
Net cash used in investing activities......................................     (281,728)    (168,673)    (127,530)
                                                                             -----------  -----------  -----------
FINANCING ACTIVITIES:
  Costs associated with the issuance of debt and Common Stock..............       (1,053)      (1,051)        (804)
  Proceeds from the issuance of Flexible Term Notes........................      --            10,800      --
  Net proceeds from (repayments of) revolving credit facilities............      231,000      (57,000)     (26,645)
  Redemption of Convertible Junior Subordinated Notes......................       (6,440)     --           --
  Repayment of debt........................................................       (4,310)      (2,155)     (16,710)
  Proceeds from stock options..............................................        2,686       17,506        9,096
                                                                             -----------  -----------  -----------
Net cash provided by (used in) financing activities........................      221,883      (31,900)     (35,063)
                                                                             -----------  -----------  -----------
Increase (decrease) in cash and cash equivalents...........................      (16,130)      31,254         (456)
Cash and cash equivalents, beginning of year...............................       36,382        5,128        5,584
                                                                             -----------  -----------  -----------
Cash and cash equivalents, end of year.....................................  $    20,252  $    36,382  $     5,128
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid........................................................  $    56,381  $    36,973  $    70,815
  Interest paid............................................................  $    41,766  $    47,801  $    45,594

                See notes to consolidated financial statements.

                         GENERAL INSTRUMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of General Instrument Corporation (the "Company" or "GI") and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

    USE OF ESTIMATES The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

    REVENUE RECOGNITION The Company recognizes revenue when products are shipped and services are performed.

    PRODUCT WARRANTY The Company warrants its products against defects and accrues estimated warranty expense at the time of sale. Actual warranty costs incurred are charged against the accrual when paid.

    CASH EQUIVALENTS The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

    INVENTORIES Inventories are stated at the lower of cost, determined on a first-in, first-out ("FIFO") basis, or market.

    PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Average useful lives are 5 to 35 years for buildings and improvements; economic useful life or lease term, whichever is shorter, for leasehold improvements and 3 to 10 years for machinery and equipment.

    DEFERRED FINANCING COSTS Financing costs are capitalized and amortized using the interest method over the term of the related financing.

    INTANGIBLE ASSETS Intangible assets consist primarily of patents which are being amortized on a straight-line basis over 5 to 17 years.

    EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 35 to 40 years. Management continually reassesses the appropriateness of both the carrying value and remaining life of the excess of cost over fair value of net assets acquired by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors. Management believes that, as of December 31, 1996, the carrying value and remaining life of the excess of cost over fair value of net assets acquired are appropriate.

    LONG-LIVED ASSETS The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. SFAS No. 121 prescribes the accounting treatment for long-lived assets, identifiable intangibles and goodwill related to those assets when there are indications that the carrying values of those assets may not be recoverable. Whenever events indicate that the carrying values of such assets may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position or operations.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY TRANSLATION The Company has determined the U.S. dollar to be the functional currency of all foreign subsidiaries. Accordingly, gains and losses recognized as a result of translating foreign subsidiaries' monetary assets and liabilities from local foreign currencies to U.S. dollars are reflected in the accompanying consolidated statements of operations. To hedge certain foreign currency exposures on monetary assets and liabilities, the Company enters into foreign currency forward exchange contracts on a month-to-month basis.

    BENEFIT PLANS Substantially all employees, including certain employees of divested businesses, are covered by pension plans. The benefits under the plans are based on years of service and compensation levels. Contributions to pension funds are made when actuarial computations prescribe such funding.

    INCOME TAXES Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. Deferred income taxes have been provided for the income tax liability which would be incurred on the repatriation of undistributed earnings of the Company's foreign subsidiaries, except for locations where the Company has designated earnings to be permanently reinvested.

    EARNINGS (LOSS) PER SHARE Primary earnings (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the applicable periods. Fully diluted earnings (loss) per share computations for all periods are based on net income (loss) adjusted for interest and amortization of debt issuance costs related to convertible debt and the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities. The computations of primary and fully diluted earnings (loss) per share assume the exercise of stock options using the treasury stock method, and to the extent that stock options are anti-dilutive, they are excluded from the computation. For 1996, the computation of fully diluted earnings (loss) per share is anti-dilutive; therefore, the amounts reported for primary and fully diluted earnings (loss) per share are the same.

    RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

2 RESTRUCTURING OF GENERAL INSTRUMENT CORPORATION

    On January 7, 1997, the Company announced its intention to separate the Company into three publicly-traded companies to focus on global growth opportunities. The restructuring, expected to be completed in the third quarter of 1997 through a tax-free distribution to stockholders, will create three independent companies: NextLevel Systems, Inc., a leading worldwide supplier of systems and components for high-performance networks, delivering video, voice and Internet/data services to the cable, telephony and satellite markets; CommScope, Inc., the world's largest manufacturer of coaxial cable for cable television applications and a leading supplier of high-performance electronic cables; and General Semiconductor, Inc. (which will change its name from General Instrument Corporation), a world leader in the manufacture of low-to-medium power rectifiers and transient voltage suppressors. The restructuring is subject to the approval of the holders of a majority of the outstanding shares of the Company, the receipt of a ruling from the Internal Revenue Service that the transactions related to the separation of NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. are not taxable to the Company or its stockholders, and the absence of events or developments that would have a material adverse impact on the Company or its stockholders. In connection with the restructuring, NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. will enter into various agreements that will generally provide for the

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

2 RESTRUCTURING OF GENERAL INSTRUMENT CORPORATION (CONTINUED) separation and distribution of the operating assets and liabilities and pension plan assets and liabilities of the Company, as well as tax sharing, transition services and other matters.

    In connection with the restructuring, the Company recorded a charge of $12 million to selling, general and administrative expense in the fourth quarter of 1996, which included $8 million for the write-down of various assets to their estimated net realizable values and $4 million for transaction costs incurred related to the restructuring. During 1997, the Company expects to incur $50 to $70 million of charges for costs related to dividing the Company's Taiwan operations between NextLevel Systems, Inc. and General Semiconductor, Inc. and additional transaction costs related to the restructuring.

3 ACQUISITIONS

    In May 1996, CommScope, Inc. of North Carolina, an indirect wholly-owned subsidiary of the Company, acquired certain assets of Teledyne, Inc.'s Thermatics unit, a high performance wire and cable manufacturer specializing in high temperature cables, for a net purchase price of $18 million. In June 1996, the Company acquired the assets of the Magnitude-Registered Trademark-MPEG-2/DVB product family of Compression Labs Inc. for a net purchase price of $13 million. The Magnitude line consists of modular video and audio encoders and decoders for the delivery of entertainment and information services over cable, satellite and telephone networks. Both acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition.

    In September 1995, the Company acquired all the outstanding shares of Next Level Communications ("NLC") not previously owned by the Company, including shares issued upon conversion of all of NLC's outstanding options and warrants. The total purchase price of $91 million consisted of 2.2 million common shares of the Company valued at $75 million, Company stock options valued at $10 million and cash of $6 million. NLC is involved with the development of a next generation broadband access system, NLevel(3), utilizing switched-digital access technology. NLevel(3) is designed to provide delivery of video, voice and Internet/data services over both copper-twisted-pair and fiber-to-the-curb networks. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition. The purchase price of $91 million, plus the $2 million of costs directly attributable to the completion of the acquisition, have been allocated to the assets and liabilities acquired. Approximately $90 million of the total purchase price represented the value, net of deferred income taxes, of NLC's in-process technology. Since technological feasibility had not yet been achieved and there was no alternative future use for the technology being developed, the amounts allocated to the in-process technology were expensed concurrent with the purchase. The net-of-tax charge of $90 million included $140 million associated with this technology charged to operating income, offset by a non-cash tax benefit of $50 million.

4 INVENTORIES

    Inventories consist of:

                                                         DECEMBER 31, 1996  DECEMBER 31, 1995
                                                         -----------------  -----------------
Raw materials..........................................     $   134,807        $   142,573
Work in process........................................          38,135             38,565
Finished goods.........................................         163,574            100,260
                                                         -----------------  -----------------
                                                            $   336,516        $   281,398
                                                         -----------------  -----------------
                                                         -----------------  -----------------

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

5 PROPERTY, PLANT AND EQUIPMENT-NET

    Property, plant and equipment-net consists of:

                                                         DECEMBER 31, 1996  DECEMBER 31, 1995
                                                         -----------------  -----------------
Land and land improvements.............................     $    96,563        $    96,152
Buildings, improvements and leasehold improvements.....         121,446             78,734
Machinery and equipment................................         747,189            575,266
                                                         -----------------  -----------------
                                                                965,198            750,152
Less accumulated depreciation..........................        (394,147)          (312,958)
                                                         -----------------  -----------------
                                                            $   571,051        $   437,194
                                                         -----------------  -----------------
                                                         -----------------  -----------------

6 OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of:

                                                         DECEMBER 31, 1996  DECEMBER 31, 1995
                                                         -----------------  -----------------
Salaries and compensation liabilities..................     $    53,252        $    48,345
Payroll, state and local taxes.........................          15,017             12,040
Product and warranty liabilities.......................          83,207             68,628
Other..................................................          78,418             75,861
                                                         -----------------  -----------------
                                                            $   229,894        $   204,874
                                                         -----------------  -----------------
                                                         -----------------  -----------------

7 INCOME TAXES

    The domestic and foreign components of income (loss) before income taxes and cumulative effect of a change in accounting principle are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
Domestic......................................................................  $  (39,649) $   78,390  $  194,112
Foreign.......................................................................      45,166      83,958      64,054
                                                                                ----------  ----------  ----------
Total.........................................................................  $    5,517  $  162,348  $  258,166
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

7 INCOME TAXES (CONTINUED)
    The components of the provision for income taxes are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------
                                                                                  1996        1995        1994
                                                                               ----------  ----------  -----------
Current:
  Federal....................................................................  $   25,278  $   35,707  $    26,153
  Foreign....................................................................       9,413      20,586       19,680
  State......................................................................      10,822      14,367        7,614
                                                                               ----------  ----------  -----------
                                                                                   45,513      70,660       53,447
                                                                               ----------  ----------  -----------
Deferred:
  Federal....................................................................     (42,119)    (30,864)      55,534
  Foreign....................................................................       4,398        (901)       3,543
  State......................................................................          39       1,328        3,941
                                                                               ----------  ----------  -----------
                                                                                  (37,682)    (30,437)      63,018
                                                                               ----------  ----------  -----------
  Net change in valuation allowance..........................................        (450)     (1,657)    (106,751)
                                                                               ----------  ----------  -----------
  Provision for income taxes.................................................  $    7,381  $   38,566  $     9,714
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

    The following table presents the principal reasons for the difference between the actual income tax provision and the tax provision computed by applying the U.S. federal statutory income tax rate to income before income taxes and cumulative effect of a change in accounting principle:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                    1996        1995        1994
                                                                                  ---------  ----------  ----------
Federal income tax provision at 35%.............................................  $   1,931  $   56,822  $   90,358
Valuation allowance benefit.....................................................       (450)     (1,657)   (106,751)
State income taxes-net..........................................................      7,060      10,202       7,511
Foreign operations..............................................................     (5,409)    (21,227)      7,586
Non-deductible purchase accounting item.........................................      8,451       8,696       8,951
Settlement of tax audits........................................................     --         (12,000)     --
Other-net.......................................................................     (4,202)     (2,270)      2,059
                                                                                  ---------  ----------  ----------
Provision for income taxes......................................................  $   7,381  $   38,566  $    9,714
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------
Effective income tax rate.......................................................      133.8%       23.8%        3.8%

    Income taxes related to foreign operations in 1996 and 1995 reflect the Company's ability to recognize the benefit of foreign tax credits. The amounts included in "Other-net" in 1996 and 1995 primarily relate to the benefit associated with the Company's Foreign Sales Corporation, partially offset by other permanent items. The amount included in "Other-net" in 1994 primarily reflects miscellaneous non-deductible items.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

7 INCOME TAXES (CONTINUED)
    Deferred income taxes as recorded in the accompanying consolidated balance sheets are comprised of the following:

                                                              DECEMBER 31, 1996                  DECEMBER 31, 1995
                                                      ---------------------------------  ---------------------------------
                                                        ASSET     LIABILITY     NET        ASSET     LIABILITY     NET
                                                      ----------  ---------  ----------  ----------  ---------  ----------
Current Deferred Income Taxes:
  Domestic net operating loss carryforwards.........  $   --      $  --      $   --      $   11,382  $  --      $   11,382
  Accounts receivable and inventory reserves........      37,294     --          37,294      43,054     --          43,054
  Product and warranty liabilities..................      25,555     --          25,555      15,376     --          15,376
  Employee benefits.................................      15,008     --          15,008      13,870     --          13,870
  Other current.....................................      29,465     --          29,465      28,068     --          28,068
                                                      ----------  ---------  ----------  ----------  ---------  ----------
                                                      $  107,322  $  --      $  107,322  $  111,750  $  --      $  111,750
                                                      ----------  ---------  ----------  ----------  ---------  ----------
                                                      ----------  ---------  ----------  ----------  ---------  ----------
Non-Current Deferred Income Taxes:
  Domestic capital loss carryforwards...............  $   17,518  $  --      $   17,518  $   25,336  $  --      $   25,336
  Tax credit carryforwards..........................      13,944     --          13,944       7,091     --           7,091
  Fixed and intangible assets.......................     (48,621)     1,218     (49,839)     (3,296)    50,348     (53,644)
  Environmental liabilities.........................      14,755     --          14,755       1,503    (12,302)     13,805
  Litigation liabilities............................      48,955     --          48,955          50       (412)        462
  Employee benefits.................................      21,532     --          21,532       2,193    (18,448)     20,641
  Product and warranty liabilities..................      --         --          --           5,629     --           5,629
  Other non-current.................................      10,585     20,239      (9,654)     (1,576)     3,035      (4,611)
                                                      ----------  ---------  ----------  ----------  ---------  ----------
                                                          78,668     21,457      57,211      36,930     22,221      14,709
  Valuation allowance...............................     (19,777)    --         (19,777)    (28,045)    --         (28,045)
                                                      ----------  ---------  ----------  ----------  ---------  ----------
                                                      $   58,891  $  21,457  $   37,434  $    8,885  $  22,221  $  (13,336)
                                                      ----------  ---------  ----------  ----------  ---------  ----------
                                                      ----------  ---------  ----------  ----------  ---------  ----------

    Deferred taxes have not been provided on undistributed earnings of certain foreign operations of $9 and $30 million in 1996 and 1995, respectively, as those earnings are considered to be permanently reinvested. Determining the tax liability that would arise if these earnings were remitted is not practicable.

    As a result of adopting SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993, the Company recorded a valuation allowance to fully reserve its domestic deferred tax assets. The valuation allowance was reduced during 1994 to the extent that the Company generated domestic taxable income, resulting in an income tax benefit of $77 million. In addition, based on operating trends, positive industry and technological developments and management's assessment of expected domestic taxable income included in the Company's planning process, the Company recorded a further reduction to the valuation allowance, as of December 31, 1994, resulting in an income tax benefit of $30 million.

    The valuation allowance which exists at December 31, 1996 relates principally to domestic capital loss carryforwards, which expire in 2002. The valuation allowance will be reduced when and if the Company generates domestic capital gains.

    During 1996 and 1995, the Company settled certain tax matters which resulted in a $12 million credit to income taxes in 1995 and $8 and $36 million of credits to goodwill in 1996 and 1995, respectively, since such matters related to the period prior to August 1990, when affiliates of Forstmann Little & Co., a private investment firm, acquired the Company.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

8 LONG-TERM DEBT

    Long-term debt consists of:

                                                         DECEMBER 31, 1996  DECEMBER 31, 1995
                                                         -----------------  -----------------
Senior bank indebtedness:
  Revolving credit facilities..........................     $   414,000        $   183,000
  Taiwan loan..........................................          50,384             54,694
  Flexible Term Notes..................................          10,800             10,800
Convertible Junior Subordinated Notes..................         227,951            494,385
                                                               --------           --------
                                                                703,135            742,879
Less current maturities................................           4,310              4,310
                                                               --------           --------
Long-term debt.........................................     $   698,825        $   738,569
                                                               --------           --------
                                                               --------           --------

    In August 1996, the Company amended and restated its senior bank credit agreement (as further amended and restated, the "Credit Agreement") to lower its interest costs and commitment fees, increase available credit commitments and obtain greater operating flexibility with less restrictive financial and operating covenants. The Credit Agreement, which matures on December 31, 2001, provides for a $650 million unsecured revolving credit facility. Amounts outstanding as of December 31, 1996 under this facility are classified as long-term based on the Company's intent and ability to maintain these loans on a long-term basis. The Credit Agreement requires the Company to pay a facility fee of .125% per annum on the total commitment. The Credit Agreement permits the Company to choose between three interest rate options: the Adjusted Base Rate, which is based on the prime rate of The Chase Manhattan Bank, a Eurodollar rate (LIBOR) plus .225% and a competitive bid loan rate. The interest rates and facility fees are subject to change based on the Company's credit ratings as issued by nationally recognized statistical rating companies specified in the Credit Agreement. The Credit Agreement contains financial and operating covenants, including limitations on contingent obligations and liens, and requires the maintenance of certain financial ratios. In addition, under the Credit Agreement, certain changes in control of the Company would cause an event of default, and the banks could declare all outstanding borrowings under the Credit Agreement immediately due and payable. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 31, 1996 and 1995, the Company was in compliance with all financial and operating covenants under existing credit agreements and other arrangements with debt holders. At December 31, 1996 and 1995, the Company had borrowings of $414 and $183 million, respectively, under its revolving credit facilities and available credit of $233 and $264 million, respectively.

    The Company has a $60 million loan agreement with a consortium of banks in Taiwan (the "Taiwan Loan Agreement"). Borrowings under the Taiwan Loan Agreement are secured by a mortgage on land and buildings in Taiwan, and the interest rate under the Taiwan Loan Agreement is equal to the Singapore Interbank Offered Rate (SIBOR) plus 3/4%. At December 31, 1996, the variable rate was 6.75%. The borrowings mature on June 30, 2000 and require nine semi-annual installments of $2.2 million payable on June 30 and December 31, which began on December 31, 1995, with the remaining balance to be paid at maturity.

    In January 1995, CommScope, Inc. of North Carolina, an indirect wholly-owned subsidiary of the Company, entered into an $11 million loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority (the "Flexible Term Notes"). Borrowings under the loan agreement bear interest at variable rates based upon current market conditions for short-term financing. At December 31, 1996, the variable rate was 6.28%. The loan agreement will mature on January 1, 2015,

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

8 LONG-TERM DEBT (CONTINUED)
and any remaining amounts outstanding under the Flexible Term Notes will be due and payable on that date.

    The Company consummated a public offering of an aggregate principal amount of $500 million of 5% Convertible Junior Subordinated Notes (the "Notes") in 1993. The Notes mature on June 15, 2000 and have semi-annual interest payments on each June 15 and December 15. The Notes have been redeemable since June 18, 1996 in whole or in part at the Company's option at amounts decreasing from 102.857% of principal plus accrued interest at June 18, 1996 to 100% of principal at June 15, 2000. Holders of the Notes have a repurchase right, pursuant to which, in the event certain changes of control of the Company occur, each holder will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's Notes at 100% of principal plus accrued interest to the repurchase date. The Notes are convertible into Common Stock at a conversion price of $23.75 per share. In May 1996, the Company issued a notice to redeem $250 million in principal amount of the Notes. Of the Notes called, $244 million in principal amount were converted into the Company's Common Stock prior to the redemption date, with the remaining $6 million redeemed for cash. Additionally, $16 and $6 million in principal amount of Notes that were not called for redemption were also converted into the Company's Common Stock during 1996 and 1995, respectively. These conversions resulted in the issuance of 11.2 million shares of Common Stock, and approximately 9.6 million shares of Common Stock are reserved for issuance upon conversion of the remaining outstanding Notes. In connection with the Common Stock conversions, $4.4 million was charged to additional paid-in capital, net of the related tax benefit, for unamortized deferred financing costs and accrued but unpaid interest related to the converted Notes. The estimated fair value of the Notes, which are publicly traded, as of December 31, 1996 and 1995 was $244 and $544 million, respectively, based on quoted market prices.

    The weighted average interest rate on the Company's long-term debt at December 31, 1996 and 1995 was 5.66% and 5.60%, respectively.

9 COMMITMENTS AND CONTINGENCIES

    The Company leases office space, manufacturing and warehouse facilities and transportation and other equipment under operating leases which expire at various dates through the year 2009. Rent expense was $23, $17 and $14 million in 1996, 1995 and 1994, respectively. In August 1996, the Company entered into a seven-year operating lease agreement for two administrative facilities. The total cost of the facilities covered by this lease agreement is limited to $115 million. The lease provides for a substantial residual value guarantee (approximately 83% of the total cost) by the Company which is due upon termination of the lease and includes purchase and renewal options. Upon termination of the lease, the Company can either exercise its purchase option, or the facilities can be sold to a third party. The Company expects the fair market value of the leased facilities to substantially reduce or eliminate the Company's payment under the residual value guarantee. The table of future minimum operating lease payments below excludes any payment related to this guarantee.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

9 COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum lease payments required under operating leases as of December 31, 1996 were as follows:

1997...............................................................  $  11,558
1998...............................................................     13,976
1999...............................................................     12,241
2000...............................................................     10,793
2001...............................................................      9,622
Thereafter.........................................................     24,706

    The Company has approximately $60 million in letters of credit outstanding at December 31, 1996.

    The Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition. The Company is also involved in remediation programs, principally with respect to former manufacturing sites, which are proceeding in conjunction with federal and state regulatory oversight. In addition, the Company is currently named as a potentially responsible party with respect to the disposal of wastes at nine hazardous waste sites located in six states and Puerto Rico.

    The Company engages independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named as a potentially responsible party. Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. Although the Company estimates, based on assessments and evaluations made by management, that its exposure with respect to these environmental matters could be as high as $58 million, the Company believes that the reserve for environmental matters of $38 million at December 31, 1996 ($35 million at December 31, 1995) is reasonable and adequate. However, there can be no assurance that the ultimate resolution of these matters will approximate the amount reserved.

    Based on the factors discussed above, capital expenditures and expenses for the Company's remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which the Company has been named as a potentially responsible party, are not expected to have a material adverse effect on the Company's financial statements. The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, the Company's facilities have used substances which are or might be considered hazardous, and the Company has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, which the Company cannot now predict.

    In April 1995, prior to the Company's acquisition of NLC in September 1995, DSC Communications Corporation and DSC Technologies Corporation (collectively, "DSC") brought suit against NLC and the founders of NLC. On March 28, 1996, a jury verdict was reached in the case which stated that the founders of NLC breached certain employee agreements with DSC, failed to disclose and diverted a corporate opportunity of DSC, misappropriated DSC trade secrets and conspired to take certain of the foregoing

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

9 COMMITMENTS AND CONTINGENCIES (CONTINUED) actions, and that NLC used or benefited from the diversion of corporate opportunity and misappropriation of trade secrets. In June 1996, a final judgment against NLC and the individual defendants was entered in favor of DSC, in a total amount of $137 million. However, the court denied DSC's request for entry of permanent injunctive relief. In June 1996, a pre-tax charge to earnings of $141 million was recorded, reflecting the judgment and costs of litigation. Since the Company has the ability and intent to pay this judgment utilizing borrowings under its Credit Agreement, the liability has been classified as long term. Both sides appealed to the U.S. Court of Appeals for the Fifth Circuit, and a decision was rendered in February 1997 (See Note 16).

    During October 1995, the Company and certain of its officers and directors were named as defendants in purported class action complaints in which the plaintiffs alleged that during various periods, generally extending from March 21, 1995 through October 18, 1995, the Company and certain officers and directors violated certain federal securities laws by making false and misleading statements about the Company's financial prospects, and as a result, the plaintiffs allege that the market value of the Company Stock declined, thereby causing unspecified monetary damages to the plaintiffs. The Company intends to vigorously defend these allegations.

    In February 1996, the Company and NLC were named as defendants in a complaint in which the plaintiffs, who are some of the former holders of preferred stock of NLC, allege, among other things, that the defendants violated federal securities laws by making misrepresentations and omissions and breached fiduciary duties to NLC in connection with the acquisition by the Company of NLC in September 1995. Plaintiffs seek, among other things, unspecified compensatory and punitive damages and attorneys' fees and costs. The Company intends to vigorously defend these allegations.

    While the ultimate outcome of the matters described above cannot be determined, management does not believe that the final disposition of these matters beyond the amounts previously provided for in the financial statements will have a material adverse effect on the Company's financial statements.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

10 EMPLOYEE BENEFITS

    Net pension cost consists of the following:

                                                                                YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------------------------
                                                                   1996                   1995                   1994
                                                          ----------------------  ---------------------  ---------------------

                                                           DOMESTIC     FOREIGN    DOMESTIC    FOREIGN    DOMESTIC    FOREIGN
                                                          -----------  ---------  ----------  ---------  ----------  ---------
Service cost............................................   $   2,464   $   4,577  $    1,999  $   3,543  $    2,113  $   3,149
Interest................................................       7,137       5,266       6,832      4,967       6,580      4,851
Loss (return) on plan assets............................      (7,441)     (2,105)    (22,872)    (1,885)      5,974     (2,092)
Net amortization and deferral...........................       1,056       1,237      16,659        203     (12,097)       (99)
                                                          -----------  ---------  ----------  ---------  ----------  ---------
Net pension cost........................................   $   3,216   $   8,975  $    2,618  $   6,828  $    2,570  $   5,809
                                                          -----------  ---------  ----------  ---------  ----------  ---------
                                                          -----------  ---------  ----------  ---------  ----------  ---------

    The funded status of the pension plans and the related amounts as recorded in the accompanying consolidated balance sheets are as follows:

                                                                      DECEMBER 31, 1996       DECEMBER 31, 1995
                                                                    ----------------------  ----------------------
                                                                     DOMESTIC    FOREIGN     DOMESTIC    FOREIGN
                                                                    ----------  ----------  ----------  ----------
Actuarial present value of:
  Vested benefits.................................................  $   87,354  $   14,607  $   87,503  $   11,657
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------
  Accumulated benefits............................................  $   90,148  $   44,634  $   90,157  $   39,305
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------
  Projected benefit obligation....................................  $  101,435  $   89,471  $   99,693  $   82,768
Market value of plan assets.......................................      89,703      33,166      83,443      30,759
                                                                    ----------  ----------  ----------  ----------
Funded status.....................................................     (11,732)    (56,305)    (16,250)    (52,009)
Unrecognized loss (gain)..........................................      (1,106)     32,634       2,947      32,069
                                                                    ----------  ----------  ----------  ----------
Accrued pension obligation........................................  $  (12,838) $  (23,671) $  (13,303) $  (19,940)
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------
Actuarial assumptions:
  Discount rate...................................................        7.75%       6.75%       7.25%        6.5%
  Investment return...............................................           9%          8%          9%          8%
  Compensation increases..........................................        4.75%          6%       4.25%          6%

    The impact of the changes in the actuarial assumptions, as of December 31, 1996, have been reflected in the funded status of the domestic and foreign pension plans, and the Company believes that such changes will not have a material effect on net pension cost in 1997.

    The domestic pension plans consist principally of a qualified retirement plan which has satisfied the full funding limitation requirements under the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions of $4 million were made in 1996, and no contributions were made to the plan during 1995. It is anticipated that no pension contributions will be required under ERISA during 1997. In 1994, the Company established unfunded supplemental retirement plans for certain members of management. Net pension cost and accrued pension obligations for these plans are included in the amounts above. The foreign pension plans consist principally of a Taiwan pension plan, which is funded under Taiwan's statutory requirements. Pension contributions for the Taiwan pension plan were $5, $6 and $4 million in 1996, 1995 and 1994, respectively, and are expected to approximate $5 million in 1997. Domestic plans assets consist of fixed income and equity securities. Foreign plans assets principally consist of fixed income securities.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

10 EMPLOYEE BENEFITS (CONTINUED)
    CommScope, Inc. of North Carolina, an indirect wholly owned subsidiary of the Company, maintains an Employees Profit Sharing and Savings Plan (the "Profit Sharing and Savings Plan"). The majority of contributions to the Profit Sharing and Savings Plan are made at the discretion of CommScope, Inc. of North Carolina's Board of Directors. In addition, eligible employees may elect to contribute up to 10% of their salaries. The subsidiary contributes an amount equal to 50% of the first 4% of the employee's salary that the employee contributes. During the years ended December 31, 1996, 1995 and 1994, the subsidiary contributed $7, $7 and $6 million, respectively, to the Profit Sharing and Savings Plan, of which $6, $6 and $5 million, respectively, was discretionary.

    The Company maintains a voluntary savings plan covering all domestic non-union employees. Eligible employees not covered by the Profit Sharing and Savings Plan (as described in the preceding paragraph) may elect to contribute up to 10% of their salaries. The Company contributes an amount equal to 50% of the first 6% of the employee's salary that the employee contributes. Contributions were $3, $3 and $2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

11 POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS

    POSTRETIREMENT. The Company maintains an unfunded contributory group medical plan (the "Plan") for all full-time U.S. employees not covered by a collective bargaining agreement and who meet defined age and service requirements. The Company recognizes the cost of providing and maintaining postretirement benefits during employees' active service periods. The Plan is the primary provider of benefits for retirees up to age 65. After age 65, Medicare becomes the primary provider. Net postretirement benefit cost consists of the following:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Service cost.........................................................................  $     997  $     669  $     663
Interest.............................................................................      1,510      1,522      1,424
Net amortization and deferral........................................................       (515)      (599)      (515)
                                                                                       ---------  ---------  ---------
Net postretirement benefit cost......................................................  $   1,992  $   1,592  $   1,572
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The status of the Plan and the related amounts as recorded in the accompanying consolidated balance sheets are as follows:

                                                                             DECEMBER 31, 1996  DECEMBER 31, 1995
                                                                             -----------------  -----------------
Accumulated postretirement benefit obligation ("APBO"):
  Retirees.................................................................      $  12,691          $  13,721
  Active participants......................................................          8,970              8,724
                                                                                   -------            -------
Total APBO.................................................................         21,661             22,445
Unrecognized prior service cost............................................          7,532              8,047
Unrecognized gain (loss)...................................................          1,959                (97)
                                                                                   -------            -------
Accrued postretirement benefit obligation..................................      $  31,152          $  30,395
                                                                                   -------            -------
                                                                                   -------            -------
Discount rate used in determining APBO.....................................           7.75%              7.25%

    The assumed rate of future increases in health care cost during 1996 and 1995 was 14% and 15%, respectively, for pre-age 65 retirees, and 11% and 12%, respectively, for post-age 65 retirees, and is

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

11 POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS (CONTINUED) expected to decline to 6% by the year 2006. Under the Plan, the actuarially determined effect of a one percentage point increase in the assumed health care cost trend rate on annual net postretirement benefit cost and the APBO would be $.6 and $4 million, respectively.

    POSTEMPLOYMENT. Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under SFAS No. 112, the Company is required to accrue the cost of providing benefits to employees after employment but before retirement. The postemployment benefit obligation relates principally to medical costs for former employees on long-term disability. Upon adoption of SFAS No. 112, the Company recorded a cumulative effect charge to income of $2 million to recognize the accumulated postemployment benefit obligation as of January 1, 1994.

12 STOCKHOLDERS' EQUITY

    COMMON SHARES. In April 1995, the stockholders approved an amendment to the Company's Certificate of Incorporation which increased the number of authorized shares of Common Stock from 175 to 400 million.

    STOCK OPTION AGREEMENTS. In May 1993, the stockholders of the Company approved the General Instrument Corporation 1993 Long-Term Incentive Plan ("1993 Plan") which provides for the granting of stock options, stock appreciation rights, restricted stock, performance units, performance shares and phantom stock to employees of the Company and its subsidiaries and the granting of stock options to directors of the Company. In March 1996, the stockholders approved an increase of 6 million shares of Common Stock that may be awarded under the 1993 Plan.

    The following table summarizes stock option activity relating to the Company's stock option plans.

                                                                                                   WEIGHTED AVERAGE
                                                                                       NUMBER OF    EXERCISE PRICE
                                                                                        SHARES         PER SHARE
                                                                                      -----------  -----------------
Outstanding at January 1, 1994......................................................       5,059       $   12.72
Grants..............................................................................       4,470           27.41
Exercised...........................................................................      (1,954)           4.64
Canceled............................................................................      (2,638)          28.60
                                                                                      -----------
Outstanding at December 31, 1994....................................................       4,937           20.74
Grants..............................................................................       8,933           27.24
Exercised...........................................................................      (1,103)          15.88
Canceled............................................................................      (3,116)          29.44
                                                                                      -----------
Outstanding at December 31, 1995....................................................       9,651           24.50
Grants..............................................................................       1,792           26.21
Exercised...........................................................................        (162)          16.52
Canceled............................................................................        (679)          26.37
                                                                                      -----------
Outstanding at December 31, 1996....................................................      10,602       $   24.79
                                                                                      -----------
                                                                                      -----------

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

12 STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options outstanding and exercisable under the Company's stock option plans.

                                                    SHARES UNDER OPTIONS OUTSTANDING
                                            -------------------------------------------------       OPTIONS EXERCISABLE
                                                                   WEIGHTED-                   ------------------------------
                                                 NUMBER             AVERAGE        WEIGHTED-        NUMBER         WEIGHTED-
                                               OUTSTANDING         REMAINING        AVERAGE       EXERCISABLE       AVERAGE
                 RANGE OF                      AT DECEMBER        CONTRACTUAL      EXERCISE       AT DECEMBER      EXERCISE
             EXERCISE PRICES                    31, 1996         TERM (YEARS)        PRICE         31, 1996          PRICE
------------------------------------------  -----------------  -----------------  -----------  -----------------  -----------
$1.51--$2.75..............................            106                6.4       $    2.23             106       $    2.23
15.88--24.75..............................          4,189                8.2           20.40             943           19.81
25.19--29.88..............................          5,188                8.3           26.93           2,108           26.52
30.06--39.50..............................          1,119                8.7           33.43             184           36.37

    At December 31, 1996 and 1995, 5.2 and .3 million shares, respectively, were reserved for future awards under the Company's stock award plans.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Since the exercise price of all stock options granted under the 1993 Plan in 1996, 1995 and 1994 was equal to the closing price of the Common Stock on the New York Stock Exchange on the date of grant, no compensation expense has been recognized by the Company for its stock-based compensation plans during these years other than for restricted stock agreements. Compensation expense would have been $22 and $7 million in 1996 and 1995, respectively, had compensation cost for stock options awarded in 1996 and 1995 under the Company's stock option agreements been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," and the Company's pro forma net income/loss and fully diluted earnings/loss per share would have been a net loss of $15 million and $0.12 loss per share for 1996 and earnings of $119 million and $0.93 earnings per share for 1995. The weighted-average per share fair value of the options granted during 1996 and 1995 was estimated as $10.80 and $10.00, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                    1996       1995
                                                                                  ---------  ---------
Expected life (years)...........................................................        4.0        4.0
Risk-free interest rate.........................................................       6.18%      6.21%
Expected volatility.............................................................         43%        38%
Expected dividend yield.........................................................          0%         0%

    The pro forma effect on net income/loss and earnings/loss per share for 1996 and 1995 may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to 1995.

    In connection with the acquisition of NLC, the Company entered into restricted stock agreements with NLC stockholders who, prior to the merger, held NLC common stock that was subject to repurchase rights. The repurchase rights generally permit the Company to repurchase shares of common stock upon certain terminations of employment. At the acquisition date, unearned compensation, based on the unamortized excess of the market value of the shares awarded over the price paid by the recipient at the date of grant, was charged to stockholders' equity and is being amortized to expense over the vesting period, which expires in July 1999.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

12 STOCKHOLDERS' EQUITY (CONTINUED)
    STOCKHOLDER RIGHTS PLAN. On January 6, 1997, the Board of Directors adopted a stockholder rights plan designed to protect stockholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the rights plan, each stockholder, subsequent to the distribution date of January 24, 1997, receives a dividend of one right for each outstanding share of Common Stock. The rights are attached to, and presently only trade with, the Common Stock and currently are not exercisable. Except as specified below, upon becoming exercisable, all rights holders will be entitled to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at a price of $100.

    The rights become exercisable and will begin to trade separately from the Common Stock upon the earlier of (i) the first date of public announcement that a person or group (other than an existing 15% stockholder or pursuant to a Permitted Offer, as defined) has acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days following a person's or group's commencement of, or announcement of, an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the Common Stock. The rights will entitle holders to purchase Common Stock having a market value (immediately prior to such acquisition) of twice the exercise price of the right. The Company may redeem the rights for $0.01 each at any time prior to such acquisition. The rights will expire on January 6, 2007, unless earlier redeemed.

    In connection with the rights plan, the Board of Directors approved the creation of, out of the authorized but unissued shares of Common Stock of the Company, a Series A Junior Participating Preferred Stock ("Participating Preferred Stock"), consisting of .4 million shares with a par value of $0.01 per share. The holders of the Participating Preferred Stock are entitled to receive dividends, if declared by the Board of Directors, from funds legally available. Each share of Participating Preferred Stock is entitled to one thousand votes on all matters submitted to stockholder vote. The shares of Participating Preferred Stock are not redeemable by the Company nor convertible into Common Stock or any other security of the Company.

13 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

    Derivative financial instruments are primarily used by the Company to reduce market risk arising from changes in foreign exchange and interest rates. The Company does not use derivative financial instruments for trading purposes, nor does it engage in currency or interest rate speculation. Derivatives used by the Company consist of foreign exchange, interest rate and other instruments. The Company believes that the various counterparties with which the Company enters into these agreements consist of only financially sound institutions and, accordingly, believes that the credit risk for non-performance of these contracts is remote. The Company monitors its underlying market risk exposures on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed.

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

    On a selective basis, the Company enters into forward exchange and purchased option contracts to hedge the currency exposure of contractual and other firm commitments denominated in foreign currencies. The Company may also enter into forward exchange and purchased option contracts designed to

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

13 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED) hedge the currency exposure of anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The purpose of these activities is to protect the Company from the risk that the eventual net cash flows in U.S. dollars from foreign receivables and payables will be adversely affected by changes in exchange rates. Gains and losses on hedges related to contractual and other firm commitments are deferred and recognized in the Company's results of operations in the same period as the gain or loss from the underlying transactions. Gains and losses on forward exchange contracts used to hedge anticipated, but not yet committed, transactions are recognized in the Company's results of operations as changes in exchange rates for the applicable foreign currencies occur. Historically, foreign exchange contracts with respect to contractual and other firm commitments and anticipated, but not yet committed, transactions have been short-term in nature. In addition, purchased options have had no intrinsic value at the time of purchase.

    The Company generally settles forward exchange contracts at maturity at prevailing market rates. The Company recognizes in its results of operations over the life of the contract the amortization of contract premium or discount. The amortization of these premiums or discounts during each of the three years in the period ended December 31, 1996 was not significant. During 1995, in response to first half of the year appreciation in the New Taiwan dollar, the Company increased the volume of forward exchange contracts utilized to hedge its cash flows in Taiwan. As of December 31, 1996 and 1995, the Company had outstanding forward exchange contracts in the amounts of $12 and $162 million, respectively, comprised of foreign currencies which were to be purchased (principally the Irish punt in 1996 and the New Taiwan dollar in 1995) and $43 and $46 million, respectively, comprised of foreign currencies which were to be sold (principally the Japanese yen, Canadian dollar and German mark). All outstanding forward exchange contracts at December 31, 1996 and 1995 mature within six months, and the fair values of such contracts approximated their carrying values. Accordingly, deferred gains or losses on such contracts at December 31, 1996 and 1995 were not significant. Foreign currency transaction losses included in net income were $3 and $10 million in 1996 and 1995, respectively. Gains and losses in 1994 were not significant. As of December 31, 1996 and 1995, the Company had no purchased option contracts outstanding.

    INTEREST RATE AND OTHER DERIVATIVE INSTRUMENTS. On a selective basis, the Company from time to time enters into interest rate cap or swap agreements to reduce the potential negative impact of increases in interest rates on its outstanding variable-rate debt under the Credit Agreement. The Company recognizes in its results of operations over the life of the contract, as interest expense, the amortization of contract premiums incurred from buying interest rate caps. Net payments or receipts resulting from these agreements are recorded as adjustments to interest expense. The effect of interest rate instruments on the Company's results of operations in each of the three years in the period ended December 31, 1996 was not significant.

    In the fourth quarter of 1994, the Company entered into two interest rate cap agreements to hedge an aggregate amount of $150 million of outstanding variable-rate borrowings under the Credit Agreement. Each contract had a notional amount of $75 million and a one-year term, covering the period from January 3, 1995 through January 3, 1996. At December 31, 1995, the fair value of interest rate agreements was not material.

    As of December 31, 1996, the Company also had four option contracts outstanding, providing for the purchase and sale of certain investments. The net premiums totaled $50 million, of which $25 million was paid on the transaction settlement date subsequent to December 31, 1996. At December 31, 1996, the $50 million net premiums have been reported as short-term investments, and the $25 million which settled subsequent to December 31, 1996 is included in accounts payable. The option contracts expire in

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

13 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
February 1997 and are accounted for at fair value with unrealized gains and losses recognized in earnings. As of December 31, 1996, the net unrealized gains and losses on these open contracts, for which the right of offset exists, were not material.

    OTHER FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the Company's senior bank indebtedness approximates fair value because the underlying instruments have variable interest rates that adjust to market on a short-term basis.

14 SEGMENT INFORMATION

    The Company's major business segments are Broadband Communications and Power Semiconductor. Broadband Communications offers a variety of products and services for the cable and satellite television industries, including digital and analog set-top systems, transmission systems, digital and analog satellite systems, including digital compression and transmission systems, and coaxial and fiber optic cable. Broadband Communications is also in the business of developing high-speed data networks and telephony network solutions. Products offered by Power Semiconductor include discrete power rectifying and transient voltage suppression components used in telecommunications, automotive and consumer electronic products. A significant portion of the Company's products are manufactured or assembled in Mexico, Taiwan and Ireland. At December 31, 1996, the net assets of these production operations were $20, $90 and $47 million, respectively.

    Operating profit represents net revenue less operating expenses, which excludes interest, unallocated corporate expenses and income taxes. Identifiable assets are those used in the operations of each segment or geographic area.

                                                UNITED
  OPERATIONS BY GEOGRAPHIC AREA:               STATES(A)   EUROPE     FAR EAST      OTHER    ELIMINATIONS  CONSOLIDATED(B)
                                               ---------  ---------  -----------  ---------  ------------  --------------
Year ended December 31, 1996:
  Net sales (c).............................. $2,385,032  $ 225,740   $  30,068   $  48,848   $   --         $2,689,688
  Intercompany transfers (d).................    230,978     41,369     288,552      22,489     (583,388)        --
                                               ---------  ---------  -----------  ---------  ------------  --------------
    Net revenues.............................  2,616,010    267,109     318,620      71,337     (583,388)     2,689,688
  Operating profit...........................     70,573(e)   5,738       5,557       2,160       --             84,028(e)
  Identifiable assets........................  2,179,208    126,224     231,582      36,017       --          2,573,031
Year ended December 31, 1995:
  Net sales (c)..............................  2,153,144    210,436      38,505      29,939       --          2,432,024
  Intercompany transfers (d).................    202,091     47,801     250,190      16,828     (516,910)        --
                                               ---------  ---------  -----------  ---------  ------------  --------------
    Net revenues.............................  2,355,235    258,237     288,695      46,767     (516,910)     2,432,024
  Operating profit...........................    180,275(f)  38,814       7,862       4,554       --            231,505(f)
  Identifiable assets........................  1,888,401     89,773     194,018      28,760       --          2,200,952
Year ended December 31, 1994:
  Net sales (c)..............................  1,822,383    151,644      32,803      29,493       --          2,036,323
  Intercompany transfers (d).................    140,691     32,772     221,930      23,264     (418,657)        --
                                               ---------  ---------  -----------  ---------  ------------  --------------
    Net revenues.............................  1,963,074    184,416     254,733      52,757     (418,657)     2,036,323
  Operating profit...........................    299,944     16,854      20,186       4,336       --            341,320
  Identifiable assets........................  1,753,161     80,061     169,331      16,836       --          2,019,389

------------------------

(a) Net sales by geographic segment reflect the originating source of the unaffiliated sale. Included in the U.S. net sales amount are export sales of $625, $513 and $413 million in 1996, 1995 and 1994, respectively.

(b) Excludes corporate expenses and assets which are shown separately in the "Operations by Segment" table.

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

14 SEGMENT INFORMATION (CONTINUED)
(c) A limited number of cable and satellite television operators provide services to a large percentage of television households in the U.S. The loss of some of these operators as customers could have a material adverse effect on the Company's sales. One customer, including affiliates, accounted for 17%, 20% and 15% of the Company's consolidated net sales in 1996, 1995 and 1994, respectively. Sales to this customer are made primarily from the Broadband Communications segment.

(d) Intercompany transfers reflect the originating geographic source of the transfer and principally reflect product assembly which is accounted for at cost plus a nominal profit.

(e) Includes charges of $237 million reflecting restructuring charges related to the Company's plan to separate into three independent companies, NLC litigation costs and other charges primarily related to the transition to the Company's next-generation digital products and the write-down of certain assets to their estimated net realizable values (See Notes 2, 9 and 15).

(f) Includes a charge of $140 million for purchased in-process technology in connection with the Company's acquisition of NLC.

                                                  BROADBAND         POWER
                                               COMMUNICATIONS   SEMICONDUCTOR  CORPORATE   CONSOLIDATED
                                               ---------------  -------------  ----------  ------------
OPERATIONS BY SEGMENT:
Year ended December 31, 1996:
  Net sales..................................   $   2,327,797    $   361,891   $   --       $2,689,688
  Operating profit (loss)....................            (608)(a)     84,636(a)    --           84,028
  Corporate expenses.........................        --              --           (32,516)(a)  (32,516)
  Identifiable assets........................       2,094,053        478,978       --        2,573,031
  Corporate assets...........................        --              --           133,820      133,820
  Capital expenditures.......................         165,526         60,335        2,041      227,902
  Depreciation and amortization expense......         103,433         22,015        3,688      129,136

Year ended December 31, 1995:
  Net sales..................................       2,017,755        414,269       --        2,432,024
  Operating profit...........................         131,810(b)      99,695       --          231,505
  Corporate expenses.........................        --              --           (26,204)     (26,204)
  Identifiable assets........................       1,751,518        449,434       --        2,200,952
  Corporate assets...........................        --              --            99,806       99,806
  Capital expenditures.......................         124,261         34,990          190      159,441
  Depreciation and amortization expense......          85,195         19,483        5,462      110,140

Year ended December 31, 1994:
  Net sales..................................       1,720,634        315,689       --        2,036,323
  Operating profit...........................         281,985         59,335       --          341,320
  Corporate expenses.........................        --              --           (25,249)     (25,249)
  Identifiable assets........................       1,590,876        428,513       --        2,019,389
  Corporate assets...........................        --              --            89,562       89,562
  Capital expenditures.......................         112,080         23,406          254      135,740
  Depreciation and amortization expense......          71,618         19,627        6,105       97,350

------------------------

(a) Operating profit (loss) for Broadband Communications and Power Semiconductor and corporate expenses for Corporate include charges of $226, $2 and $9 million, respectively, reflecting restructuring charges related to the Company's plan to separate into three independent companies, NLC litigation costs and other charges primarily related to the transition to the Company's next-generation

                         GENERAL INSTRUMENT CORPORATION

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

14 SEGMENT INFORMATION (CONTINUED)
    digital products and the write-down of certain assets to their estimated net realizable values (See Notes 2, 9 and 15).

(b) Includes a charge of $140 million for purchased in-process technology in connection with the Company's acquisition of NLC.

                         GENERAL INSTRUMENT CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE NOTED)

15 QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly data for 1996 and 1995 are as follows:

                                                                            QUARTER ENDED
                                    ----------------------------------------------------------------------------------------------
                                          MARCH 31,                JUNE 30,             SEPTEMBER 30,            DECEMBER 31,
                                    ----------------------  ----------------------  ----------------------  ----------------------

                                       1996        1995      1996(A)       1995        1996      1995(B)     1996(C)       1995
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net sales.........................  $ 615,762   $ 608,716   $ 675,189   $ 611,639   $ 662,122   $ 563,251   $ 736,615   $ 648,418
Gross profit......................    174,024     190,832     185,253     195,370     192,089     179,443     140,697     175,740
Net income (loss).................  $  31,164   $  57,055   $ (58,086)  $  54,051   $  42,122   $ (40,892)  $ (17,064)  $  53,568
Earnings (loss) per share:
  Primary.........................  $     .25   $     .46   $    (.45)  $     .44   $     .31   $    (.33)  $    (.12)  $     .43
  Fully diluted(d)................        .24         .42        (.45)        .40         .30        (.33)       (.12)        .39

Common Stock
  Prices:(e)
    High..........................  $   28 3/8  $    36 1/4 $    34 3/8 $   39 1/4  $   29 3/8  $    41 5/8 $   27 1/8  $   29 3/4
    Low...........................      21           25 5/8      26 1/4     30 1/2      21 1/2       30 1/4     18 1/8      18 1/4

------------------------

(a) Includes a charge of $141 million ($92 million net-of-tax) reflecting NLC litigation costs.

(b) Includes a charge of $140 million ($90 million net-of-tax) for purchased in-process technology in connection with the acquisition of NLC.

(c) Includes a pre-tax charge of $12 million ($7 million net-of-tax) for costs related to the Company's plan to separate into three independent companies, a pre-tax charge of $57 million ($35 million net-of-tax) related to the Company's transition to next-generation digital products and other pre-tax charges of $27 million ($17 million net-of-tax). Of these charges, $73 million ($45 million net-of-tax) were recorded as cost of goods sold and related to the write-down of inventories to their estimated net realizable values and the accrual of upgrade and product warranty liabilities related to the transition to the Company's next-generation digital products. The remaining $23 million ($14 million net-of-tax) of charges were recorded as SG&A expense and related to the Company's plan to separate into three independent companies, the write-down of fixed assets to their estimated net realizable values and accruals for environmental and litigation matters.

(d) The sum of the four quarters does not equal the full-year fully-diluted calculation because the Company recorded losses in certain quarters of 1996 and 1995, the impact of which had an anti-dilutive effect on the Company's fully-diluted calculation during these periods.

(e) The New York Stock Exchange is the principal market on which these securities are traded. The Company did not pay dividends on its Common Stock during 1996 or 1995.

16 SUBSEQUENT EVENT

    As discussed in Note 9, in 1995 DSC brought suit against NLC and the founders of NLC. On February 28, 1997, the U.S. Court of Appeals for the Fifth Circuit confirmed the trial court's denial of DSC's request for injunctive relief, reversed the district court judgment for diversion of a corporate opportunity and remanded the case to the trial court for the entry of judgment on the misappropriation of trade secrets claim, which the Company expects to result in a damage award of $138 million plus accrued interest.